SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

 FORM 6-K

 REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2013

 IRSA Inversiones y Representaciones Sociedad Anónima
(Exact name of Registrant as specified in its charter)

IRSA Investments and Representations Inc.
(Translation of registrant´s name into English)

 Republic of Argentina
(Jurisdiction of incorporation or organization)

Bolívar 108
(C1066AAB)
Buenos Aires, Argentina
 (Address of principal executive offices)

 Form 20-F ☒               Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐               No x

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Consolidated Financial Statements
as of March 31, 2013 and for the nine-month periods
ended March 31, 2013 and 2012

Legal information

Denomination: IRSA Inversiones y Representaciones Sociedad Anónima.
Legal address: Bolívar 108, 1st floor, Buenos Aires, Argentina.
Company activity: Real estate investment and development.
Fiscal year No.: 70, beginning on July 1, 2012.
Date of registration of the By-laws in the Public Registry of Commerce: June 23, 1943.
Date of registration of last amendment of the by-laws in the Public Registry of Commerce: February 12, 2008.
Registration number with the Superintendence: 213,036.
Expiration of the Company’s by-laws: April 5, 2043.
Common Stock subscribed, issued and paid up 578,676,460

Parent Company: Cresud Sociedad Anónima, Comercial, Inmobiliaria, Financiera y Agropecuaria (Cresud S.A.C.I.F. y A.)
Legal Address: Moreno 877, 23rd. floor, Buenos Aires, Argentina
Main activity: Agricultural, livestock, and real estate
Percentage of votes of the Parent Company on the equity: 65.19%
Interest of the Parent Company on the capital stock: 377,253,404 common shares.

Type of stock	CAPITAL STATUS
	Authorized for Public Offer of Shares (*)	Subscribed, Issued and Paid up (In thousands of Pesos)
Common stock with a face value of Ps. 1 per share and entitled to 1 vote each	578,676,460	578,676

(*) Company not included in the Optional Statutory System of Public Offer of Compulsory Acquisition.

Unaudited Condensed Interim Consolidated Statements of Financial Position
as of March 31, 2013, June 30, 2012 and July 1st, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2013	06.30.2012	07.01.2011
ASSETS
Non- Current Assets
Investment properties, net	9	3,984,770	3,275,226	3,340,081
Property, plant and equipment, net	10	211,835	228,033	235,245
Trading properties	11	185,563	167,109	155,876
Intangible assets, net	12	77,167	29,389	31,900
Investments in associates and joint ventures	7, 8	1,430,688	1,445,815	1,373,215
Deferred income tax assets	22	74,413	34,255	17,903
Restricted assets	3	11,406	-	-
Trade and other receivables, net	14	229,097	196,372	165,009
Investments in financial assets	15	639,247	655,660	432,676
Derivative financial instruments	16	23,824	18,434	60,442
Total Non-Current Assets		6,868,010	6,050,293	5,812,347
Current Assets
Trading properties	11	6,528	9,714	26,115
Inventories	13	16,531	15,659	6,820
Restricted assets	3	1,136	-	-
Trade and other receivables, net	14	540,231	475,877	419,995
Investments in financial assets	15	279,139	78,909	65,076
Cash and cash equivalents	17	399,276	259,169	301,559
Total Current Assets		1,242,841	839,328	819,565
TOTAL ASSETS		8,110,851	6,889,621	6,631,912

SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital		578,676	578,676	578,676
Inflation adjustment of share capital		123,329	274,387	274,387
Share premium		793,123	793,123	793,123
Acquisition of additional interest in subsidiaries		(17,254)	(15,714)	-
Cumulative translation adjustment		38,500	14,502	-
Reserve for share-based compensation		8,321	2,595	-
Legal reserve		85,140	71,136	57,031
Other reserves		492,441	419,783	391,262
Retained earnings		716,478	510,853	656,525
Total capital and reserves attributable to equity holders of the parent		2,818,754	2,649,341	2,751,004
Non-controlling interest		505,460	390,428	331,609
TOTAL SHAREHOLDERS' EQUITY		3,324,214	3,039,769	3,082,613

LIABILITIES
Non-Current Liabilities
Trade and other payables	18	196,920	166,656	149,355
Borrowings	21	2,618,989	2,048,397	1,725,272
Deferred income tax liabilities	22	396,441	411,232	485,032
Provisions	20	46,556	17,823	12,881
Total Non-Current Liabilities		3,258,906	2,644,108	2,372,540
Current Liabilities
Trade and other payables	18	594,652	500,926	414,186
Income tax liabilities		71,715	104,869	57,791
Salaries and social security liabilities	19	41,504	39,607	34,089
Borrowings…..	21	806,724	557,896	667,587
Provisions	20	13,136	2,446	3,106
Total Current Liabilities		1,527,731	1,205,744	1,176,759
TOTAL LIABILITIES		4,786,637	3,849,852	3,549,299
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES		8,110,851	6,889,621	6,631,912

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Unaudited Condensed Interim Consolidated Statements of Income
 for the nine and three-month periods beginning on July 1st, 2012 and 2011 and January 1st, 2013 and 2012, respectively and ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

		Nine months		Three months
	Note	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Revenues	24	1,604,059	1,328,523	518,018	415,604
Costs	25	(801,198)	(637,257)	(260,481)	(196,821)
Gross Profit		802,861	691,266	257,537	218,783
Gain from disposal of investment properties	9	64,019	42,737	8,060	18,010
General and administrative expenses	26	(151,130)	(125,055)	(42,144)	(43,071)
Selling expenses	26	(73,244)	(56,257)	(24,712)	(21,763)
Other operating results, net	28	107,173	(11,998)	(7,936)	(3,537)
Profit from operations		749,679	540,693	190,805	168,422
Share of profit /(loss) of associates and joint ventures	7,8	15,112	15,922	728	(302)
Profit before financial results and income tax		764,791	556,615	191,533	168,120
Finance income	29	267,300	114,325	145,714	64,292
Finance cost	29	(571,737)	(384,173)	(192,856)	(78,513)
Financial results, net	29	(304,437)	(269,848)	(47,142)	(14,221)
Profit before income tax		460,354	286,767	144,391	153,899
Income tax	22	(81,093)	(91,296)	(11,009)	(37,812)
Profit for the period		379,261	195,471	133,382	116,087

Attributable to:
Equity holders of the parent		320,638	176,622	96,856	95,071
Non-controlling interest		58,623	18,849	36,526	21,016

Profit per share attributable to equity holders of the parent during the period:
Basic		0.554	0.305	0.167	0.164
Diluted		0.554	0.305	0.167	0.164

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Unaudited Condensed Interim Consolidated Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2012 and 2011 and January 1st, 2013 and 2012, respectively and ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Nine months		Three months
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Profit for the period	379,261	195,471	133,382	116,087
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	40,306	10,955	16,573	2,074
Other comprehensive income for the period, net of tax (i)	40,306	10,955	16,573	2,074
Total comprehensive income for the period	419,567	206,426	149,955	118,161

Attributable to:
Equity holders of the parent	357,551	188,700	110,348	98,365
Non-controlling interest	62,016	17,726	39,607	19,796

(i)       Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share Premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non-controlling interest	Total shareholders' equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341	390,428	3,039,769
Profit for the period	-	-	-	-	-	-	-	-	320,638	320,638	58,623	379,261
Others comprehensive income for the period	-	-	-	-	36,913	-	-	-	-	36,913	3,393	40,306
Total comprehensive income for the period	-	-	-	-	36,913	-	-	-	320,638	357,551	62,016	419,567
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	14,004	72,658	(86,662)	-	-	-
Reclassification of the deferred tax liability – Approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-	-	-
Dividends distribution – approved by Shareholders meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)	(15,690)	(195,690)
Acquisition of subsidiary (Note 3)	-	-	-	-	-	-	-	-	-	-	102,723	102,723
Cumulative translation adjustment for interest held before business combination (Note 3)	-	-	-	-	(12,915)	-	-	-	-	(12,915)	-	(12,915)
Distribution of share capital	-	-	-	-	-	-	-	-	-	-	(39,654)	(39,654)
Reserve for share-based compensation (Notes 27 y 30)	-	-	-	-	-	5,726	-	-	-	5,726	209	5,935
Conversion of corporate notes	-	-	-	-	-	-	-	-	-	-	126	126
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	6,092	6,092
Acquisition of non-controlling interest	-	-	-	(1,540)	-	-	-	-	-	(1,540)	(824)	(2,364)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591	34	625
Balance as of March 31, 2013	578,676	123,329	793,123	(17,254)	38,500	8,321	85,140	492,441	716,478	2,818,754	505,460	3,324,214

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Attributable to equity holders of the parent
	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Subtotal	Non- controlling interest	Total shareholders' equity
Balance at July 1st, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004	331,609	3,082,613
Profit for the period	-	-	-	-	-	-	-	-	176,622	176,622	18,849	195,471
Other comprehensive income for the period	-	-	-	-	12,078	-	-	-	-	12,078	(1,123)	10,955
Total comprehensive income for the period	-	-	-	-	12,078	-	-	-	176,622	188,700	17,726	206,426
Appropriation of retained earnings approved by Shareholders meeting held 10.31.11	-	-	-	-	-	-	14,105	56,421	(70,526)	-	-	-
Dividends distribution – Approved by Shareholders meeting held 10.31.11	-	-	-	-	-	-	-	-	(211,575)	(211,575)	(1,912)	(213,487)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,640	3,640	169	3,809
Capital contribution of non-controlling interest	-	-	-	-	-	-	-	-	-	-	44,082	44,082
Acquisition of non-controlling interest	-	-	-	(15,311)	-	-	-	-	-	(15,311)	(92)	(15,403)
Reserve for share-based compensation (Notes 27 y 30)	-	-	-	-	-	2,698	-	-	-	2,698	97	2,795
Balance as of March 31, 2012	578,676	274,387	793,123	(15,311)	12,078	2,698	71,136	447,683	554,686	2,719,156	391,679	3,110,835

The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Eslztain
President

Unaudited Condensed Interim Consolidated Statements of Cash Flows
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for the publication in Argentina

	Note	03.31.2013	03.31.2012
Operating activities:
Cash generated by operations	17	765,248	637,567
Income tax paid		(192,890)	(122,352)
Net cash generated by operating activities:		572,358	515,215
Investing activities:
Capital contributions in associates and joint ventures	7, 8	(39,925)	-
Purchases of associates and joint ventures	3, 7	(32,024)	(148,328)
Purchases of investment properties, net	9	(157,324)	(42,709)
Proceeds from sale of investment properties, net	9	91,456	52,827
Purchases of property, plant and equipment, net	10	(4,445)	(9,787)
Purchases of intangible assets, net	12	(614)	(1,363)
Purchases of investments in financial assets		(157,881)	(76,759)
Proceeds from sale of investments in financial assets		153,117	-
Advanced payments for purchases of investment properties and property, plant and equipment, net		(39,554)	(9,130)
Acquisition of subsidiaries, net of cash acquired	3	(117,874)	(6,644)
Interest received		5,300	-
Loans granted to associates and joint ventures		(813)	(131,349)
Dividends received		49,602	5,819
Loans repayments received from associates and joint ventures		-	119,831
Net cash used in investing activities		(250,979)	(247,592)
Financing activities:
Issuance of non-convertible notes		-	295,035
Proceeds from borrowings		456,535	124,644
Repayments of borrowings		(239,187)	(342,482)
Payment of seller financing		(6,420)	(19,879)
Acquisition of non-controlling interest in subsidiaries		(2,364)	(7,364)
Dividends paid		(180,260)	(211,077)
Capital contribution of non-controlling interest		6,092	44,082
Interest paid		(221,152)	(204,895)
Payment for acquisition of non-controlling interest		(4,460)	(9,730)
Capital reduction of subsidiaries		(39,654)	-
Loans from associates and joint ventures, net		59,147	(1,535)
Reimbursement of dividends		-	6,937
Net cash used in financing activities		(171,723)	(326,264)
Net increase / (decrease) in cash and cash equivalents		149,656	(58,641)
Cash and cash equivalents at beginning of period	17	259,169	301,559
Foreign exchange (loss) / gain on cash and cash equivalents		(9,549)	11,840
Cash and cash equivalents at end of period		399,276	254,758
The accompanying notes are an integral part of these Unaudited Condensed Interim Consolidated Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	The Group’s business and general information

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA”, “the Company” / “Us” or “the Society”) was founded in 1943 and is engaged in a diversified range of real estate activities in Argentina since 1991.

IRSA and its subsidiaries are collectively referred to hereinafter as “the Group”.

As of March 31, 2013, the Group operates in six business segments. See Note 5 for a description of such segments.

Group’s real estate business operations are conducted primarily through IRSA and IRSA’s principal subsidiary, Alto Palermo S.A. (“APSA”). Through APSA, the Group primarily owns, manages and develops shopping centers across Argentina. The Group primarily owns, manages and develops a portfolio of office and other rental properties in the Autonomous City of Buenos Aires, and it entered the US real estate market in 2009, mainly through the acquisition of non-controlling interests in office buildings and hotels (see Note 3). Through IRSA or APSA, the Group also develops residential properties for sale. The Group, through IRSA, is also involved in the operation of branded hotels. The Group uses the term “real estate” indistinctively in these consolidated financial statements to denote investment, development and/or trading properties activities.

The activities of the Group’s segment “Financial operations and others” is carried out mainly through Banco Hipotecario S.A. (“BHSA”), where IRSA has a 29.77% interest (without considering treasury shares of our own). BHSA is a commercial bank offering a wide variety of banking activities and related financial services to individuals, small and medium-sized companies and large corporations, including the provision of mortgaged loans. BHSA’s shares are listed on the Buenos Aires Stock Exchange (“BASE”). Besides that, the Group has a 42.95% interest in Tarshop S.A (“Tarshop”) which main activities are credit card and loan origination transactions.

IRSA’s shares are listed and traded on both the BASE and the New York Stock Exchange (“NYSE”). APSA’s shares are listed and traded on both the BASE and the NASDAQ of USA.

Cresud is the ultimate parent company and is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, Floor 23, Autonomous City of Buenos Aires, Argentina.

These Unaudited Condensed Interim Consolidated Financial Statements have been approved for issuance by the Board of Directors on May 17, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”)

2.1	Basis of preparation and transition to IFRS

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/09 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (as per its Spanish acronym “FACPCE”), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Group is required to adopt IFRS as from the fiscal year beginning July 1st, 2012, being these financial statements the first interim financial statements for the nine-month periods prepared under those standards. Consequently, the Group’s transition date for the adoption of IFRS is July 1st, 2011.

The Unaudited Condensed Interim Consolidated Financial Statements of the Group for the nine-month periods ended March 31, 2013 and 2012 have been prepared in accordance with International Accounting Standards (“IAS”) 34 “Interim Financial Reporting” and IFRS 1. The Unaudited Condensed Interim Consolidated Financial Statements have been prepared in accordance with the accounting policies that the Group expects to adopt in its first annual consolidated financial statements for the fiscal year ended June 30, 2013 in accordance with IFRS. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Group expects to become applicable on such date.

The consolidated financial statements of the Group were prepared in accordance with the Argentine accounting standards (“Argentine GAAP”) in force, which differ from IFRS in some significant aspects. To prepare these Unaudited Condensed Interim Consolidated Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order to comply with the IFRS.

Comparative figures and figures as of the transition date (July 1st, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity figures of consolidated financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1st, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (March 31, 2012) and the statements of income and other comprehensive income figures for the fiscal year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012, and those presented in accordance with the IFRS in these condensed consolidated interim financial statements, as well as the effects of the adjustments to cash flows.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

These Unaudited Condensed Interim Consolidated Financial Statements should be read together with the annual financial statements of the Group as of June 30, 2012 prepared in accordance with Argentine GAAP and with the Unaudited Condensed Interim Consolidated Financial Statements as of September 30, 2012, which include an Exhibit ("Exhibit I") which presents additional information as of June 30, 2012 and July 1st, 2011 under IFRS which is considered necessary to understand these condensed interim consolidated financial statements. The figures corresponding to the Unaudited statement of financial position, the statement of income, the statement of changes in shareholders’ equity, and the statement of cash flows under IFRS for the fiscal year ended June 30, 2012, for the nine and three-month periods ended March 31, 2012 and the figures of the statement of financial position as of July 1st, 2011 are detailed in Note 2.3 to these Unaudited Condensed Interim Consolidated Financial Statements. The Unaudited Condensed Interim Consolidated Financial Statements are presented in thousands of Argentine Pesos.

Unaudited Condensed Interim Consolidated Financial Statements corresponding to the nine and three-month periods ended March 31, 2013 and 2012 have not been audited. The management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2013 and 2012 results do not necessarily reflect the proportion of the Group’s full-year results.

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions No. 8 and 9 of the Argentine Federation of Professional Councils of Economic Science (as per its Spanish acronym “FACPCE”) and Resolutions of the CNV. IAS 1 “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes or on the face of the financial statements, unless another standard specifies otherwise. The transition to IFRS has resulted in the Group changing the format of its statement of income, statement of financial position and statement of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2	Initial elections upon adoption of IFRS

IFRS exemption options

As a general rule, the Group is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions afforded by IFRS 1 as further described below:

Exemption for business combinations

IFRS 1 provides the option to apply IFRS 3, “Business combinations”, prospectively from the transition date or from a specific date prior to the transition date. This provides relief from full retrospective application that would require restatement of all business combinations prior to the transition date. The Group elected to apply IFRS 3 prospectively to business combinations occurring after its transition date. Business combinations occurring prior to the transition date have not been restated.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

The business combination exemption applies equally to acquisitions of investments in associates or joint ventures. The Group elected not to restate the acquisitions of investments in associates or joint ventures prior to transition date.

Exemption for deemed cost

IFRS 1 allows previous GAAP revaluations to be used as deemed cost under IFRS if those valuations were, at the time of the valuation, equivalent to fair value or depreciated cost adjusted to reflect changes in a price index. The Group elected to measure certain items of property, plant and equipment and investment properties at price-adjusted historical values as of July 1st, 2011.

In addition, IFRS 1 allows the carrying values of the assets and liabilities immediately following a business combination to be deemed cost for any cost-based measurement going forward from the date of the combination. The Group adopted a cost-based policy for all of its assets. As such, the Group used the previous fair values recognized in past business combinations (not restated as per the business combination exemption above) for certain items of investment properties and property, plant and equipment (primarily shopping centers, office buildings and hotels) as deemed cost at the date of transition. All depreciation methods were already in compliance with those required by IAS 16, “Property, plant and equipment”.

Exemption for accumulated exchange differences

The IFRS 1 allows accumulated exchange differences to be reset to zero on the transition date, thus avoiding the determination of accumulated exchange differences pursuant to IAS 21 “Effects of changes in foreign exchange rates” from the moment a subsidiary or associate was created or acquired. The Group chose to reset all accumulated exchange differences to zero on the transition date.

Exemption for compound financial instruments

IFRS 1 provides that if the liability component of a financial instrument is no longer outstanding at the date of transition to IFRS, first-time adopters do not have to separate it from the equity component. The Group elected not to restate convertible debt instruments that were not outstanding at the date of transition.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

Exemption for borrowing costs

IFRS 1 has been amended to permit first-time adopters not to restate borrowing costs capitalized at transition date under previous GAAP. The Group elected to apply the provisions of IAS 23 “Borrowing costs” prospectively from the date of transition.

Exemption for assets and liabilities of subsidiaries

In accordance with IFRS 1, if a parent company adopts IFRS subsequent to its subsidiary, associate or joint venture adopting IFRS, the assets and liabilities of the subsidiary, associate or joint venture are to be included in the consolidated financial statements at the same carrying amounts as in the financial statements of the subsidiary, associate or joint venture, adjusted to reflect changes for the Group’s accounting policies upon consolidation, as applicable. The Group’s associates, Tarshop S.A. and Banco Hipotecario S.A., adopted IFRS in December 31, 2011.

The group has not used other optional exemptions of IFRS 1.

IFRS mandatory exceptions

Set out below are the applicable mandatory exceptions in IFRS 1 applied in the conversion from Argentine GAAP to IFRS.

Exception for estimates

IFRS estimates as of July 1st, 2011 are consistent with the estimates as at the same date made in conformity with Argentine GAAP. Therefore the estimates made by the Group under previous GAAP were not revised for application of IFRS except where necessary to reflect any difference in accounting policies.

Exception for non-controlling interests

IFRS 1 establishes that an entity must apply the requirements IFRS 10 “Consolidated financial statements” for accounting for changes in a parent’s ownership interest in a subsidiary that do not result in a loss of control prospectively. Under Argentine GAAP, the Group accounted for acquisitions of non-controlling interests that did not result in change of control as business combinations. Furthermore, under Argentine GAAP, the Group accounted for disposals of non-controlling interests based on its carrying value at the date of disposal, recognizing any difference between the carrying value of the non-controlling interest and the consideration received in the statement of income. The Group did not restate these acquisitions prior to transition date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

IFRS 1 establishes that an entity must apply the requirements of IFRS 10 for accounting for a loss of control over a subsidiary prospectively. Under Argentine GAAP, the Group recognized any non-controlling equity investment retained under the equity method at the date control was lost.

The other compulsory exceptions of IFRS 1 have not been applied, as these are not relevant to the Group.

2.3	Reconciliations of Argentine GAAP to IFRS

In accordance with the requirements of Technical Resolution No. 26 and 29 of the FACPCE, set out below are the reconciliations of shareholders’ equity from Argentine GAAP to IFRS as of June 30, 2012, at March 31, 2012 and July 1st, 2011, and the reconciliations of income and comprehensive income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 and cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Group for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the annual financial statements prepared under IFRS for the first time are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on equity of the transition as of July 1st, 2011, as of March 31, 2012 and June 30, 2012 (Note 2.3.1). The second reconciliation provides details of the impact on income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.1). The third reconciliation provides details of the impact on other comprehensive income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.1). The following reconciliations provide details of the impact of the transition on:

•	Statement of financial position as of July 1st, 2011 (Note 2.3.2)
•	Statement of financial position as of March 31, 2012 (Note 2.3.3)
•	Statement of financial position as of June 30, 2012 (Note 2.3.4)
•	Statement of income for the nine-month periods ended March 31, 2012 (Note 2.3.5)
•	Statement of income for the three-month periods ended March 31, 2012 (Note 2.3.6)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

•	Statement of income for the fiscal year ended June 30, 2012 (Note 2.3.7)
•	Statement of comprehensive income for the nine-month period ended March 31, 2012 (Note 2.3.8)
•	Statement of comprehensive income for the three-month period ended March 31, 2012 (Note 2.3.9)
•	Statement of comprehensive income for the fiscal year ended June 30, 2012 (Note 2.3.10)
•	Statement of cash flows for the nine-month period ended March 31, 2012 and for the fiscal year ended June 30, 2012 (Note 2.3.11)

2.3.1.           Summary of equity

		07.01.11	03.31.12	06.30.12
Total shareholders’ equity under Argentine GAAP attributable to IRSA		2,313,687	2,365,292	2,335,279
Revenue recognition – “scheduled rent increases”	(B)	51,991	71,857	78,479
Revenue recognition – “letting fees”	(C)	(35,447)	(42,306)	(44,446)
Trading property	(D)	(29,315)	(17,542)	(18,946)
Pre-operating and organization expenses	(E)	(22,002)	(18,308)	(22,083)
Goodwill	(F,G)	425,839	411,332	406,526
Non-current investments – financial assets	(H)	151,411	156,526	138,204
Initial direct costs on operating leases	(I)	698	979	946
Tenant deposits	(J)	114	259	329
Impairment of financial assets	(K)	(2,088)	(1,378)	(519)
Present value accounting – tax credits	(L)	11,231	7,478	5,917
Investments in associates	(N)	(56,224)	(130,301)	(152,163)
Investments in joint ventures	(O)	(16,716)	(15,626)	(11,219)
Acquisition of non-controlling interest	(P)	-	(14,774)	(15,178)
Amortization of borrowing costs	(Q)	110	487	123
Deferred income tax	(S)	(15,748)	(28,035)	(24,409)
Non-controlling interest on adjustments above	(T)	(26,537)	(26,784)	(27,499)
Subtotal shareholders’ equity under IFRS attributable to IRSA		2,751,004	2,719,156	2,649,341
Non-controlling interest		331,609	391,679	390,428
Total shareholders’ equity under IFRS		3,082,613	3,110,835	3,039,769

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.1.           Summary of profit

		Nine months		Three months
		03.31.12	06.30.12	03.31.12
Profit under Argentine GAAP attributable to IRSA		227,954	280,081	86,770
Revenue recognition – “scheduled rent increases”	(B)	19,866	26,488	6,622
Revenue recognition – “letting fees”	(C)	(6,859)	(8,999)	(2,782)
Trading properties	(D)	11,772	10,369	3,296
Pre-operating and organization expenses	(E)	3,717	(81)	1,875
Goodwill	(F,G)	(14,474)	(19,398)	(3,639)
Non-current investments – financial assets	(H)	5,115	(13,207)	42,855
Initial direct costs on operating leases	(I)	281	248	88
Tenant deposits	(J)	145	215	42
Impairment of financial assets	(K)	710	1,569	947
Present value accounting – tax credits	(L)	(3,753)	(5,314)	(1,920)
Investment properties	(M)	-	-	16,595
Investments in associates	(N)	(70,868)	(89,837)	(36,011)
Investments in joint ventures	(O)	1,092	5,497	(1,342)
Amortization of borrowing costs	(Q)	377	13	(194)
Currency translation adjustment	(R)	18,808	32,518	6,107
Deferred income tax	(S)	(12,850)	(9,206)	(15,450)
Non-controlling interest on adjustments above	(T)	(4,411)	(7,065)	(8,788)
Profit under IFRS attributable to IRSA		176,622	203,891	95,071
Non-controlling interest		18,849	20,785	21,016
Profit under IFRS		195,471	224,676	116,087

2.3.1.           Summary of other comprehensive income

		Nine months		Three months
		03.31.12	06.30.12	03.31.12
Other comprehensive income under Argentine GAAP attributable to IRSA		28,888	45,851	8,827
Goodwill	(F,G)	(33)	85	36
Investments in associates	(N)	(3,208)	(6,082)	(1,195)
Currency translation adjustment	(R)	(18,808)	(32,518)	(6,107)
Deferred income tax	(S)	568	544	144
Non-controlling interest on adjustments above	(T)	4,671	6,622	1,589
Other comprehensive income under IFRS attributable to IRSA		12,078	14,502	3,294
Other comprehensive income attributable to non-controlling interest		(1,123)	180	(1,220)
Other comprehensive income under IFRS		10,955	14,682	2,074

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.           Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.2.	Reconciliation of the statement of financial position as of July 1st, 2011

	Balances under Argentine GAAP I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non- current Assets
Investment properties	-		-	a	3,339,383	I,M	698	3,340,081
Property, plant and equipment, net	3,405,980		(70,068)	a,b,f,g	(3,100,667)		-	235,245
Trading properties, net	-		-	a,b,c	164,091	D	(8,215)	155,876
Intangible assets, net	51,147		(73)	g	1,924	E,F	(21,098)	31,900
Inventories	89,441		(59)	b,c	(89,382)		-	-
Investments in associates and joint ventures	1,209,808		210,393	f	(1,797)	G,N,O	(45,189)	1,373,215
Other investments	675,756		(64,608)	a,b,d,f	(611,148)		-	-
Deferred income tax assets	18,678		(775)		-		-	17,903
Trade and other receivables, net	145,248		(18,425)		-	B,L	38,186	165,009
Derivative financial instruments	60,442		-		-		-	60,442
Investments in financial assets	-		-	d	281,265	H	151,411	432,676
Negative Goodwill	(398,075)		-		-	G	398,075	-
Total Non-current Assets	5,258,425		56,385		(16,331)		513,868	5,812,347
Current Assets
Trading property	-		-	b	48,120	D,E	(22,005)	26,115
Inventories, net	262,660		(209,458)	b,c	(46,382)		-	6,820
Trade and other receivables, net	404,167		(21,715)	f	14,593	B,K	22,950	419,995
Investments in financial assets	62,678		-	e	2,398		-	65,076
Cash and cash equivalents	309,659		(10,717)	e	2,617		-	301,559
Other investments	6,016		(1,001)	e	(5,015)		-	-
Total Current Assets	1,045,180		(242,891)		16,331		945	819,565
TOTAL ASSETS	6,303,605		(186,506)		-		514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Legal reserve	57,031		-		-		-	57,031
Other reserves	391,262		-		-		-	391,262
Cumulative translation adjustment	34,124		-		-	A,R	(34,124)	-
Retained earnings	185,084		-		-		471,441	656,525
Total capital and reserves attributable to equity holders of the parent company	2,313,687		-		-		437,317	2,751,004
Non-controlling interest	304,932		-		-	T	26,677	331,609
TOTAL SHAREHOLDERS' EQUITY	2,618,619		-		-		463,994	3,082,613

LIABILITIES
Non-current Liabilities
Trade and other payables	132,565		(488)		-	C,J	17,278	149,355
Borrowings	1,756,919		(31,647)		-		-	1,725,272
Deferred income tax liabilities	476,864		(7,580)		-	S	15,748	485,032
Provisions	12,881		-		-		-	12,881
Total Non-current Liabilities	2,379,229		(39,715)		-		33,026	2,372,540
Current Liabilities					-
Trade and other payables	525,242		(128,959)		-	C,J	17,903	414,186
Income tax liabilities	57,791		-		-		-	57,791
Salaries and social security liabilities	35,792		(1,703)		-		-	34,089
Borrowings	683,813		(16,116)		-	Q	(110)	667,587
Provisions	3,119		(13)		-		-	3,106
Total Current Liabilities	1,305,757		(146,791)		-		17,793	1,176,759
TOTAL LIABILITIES	3,684,986		(186,506)		-		50,819	3,549,299
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,303,605		(186,506)		-		514,813	6,631,912

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.3.           Reconciliation of statement of financial position as of March 31, 2012

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non-current Assets
Investment properties, net	-		-	a	3,265,282	I	979	3,266,261
Property, plant and equipment, net	3,350,152		(81,783)	a,b,f,g	(3,034,477)		-	233,892
Trading properties	-		-	b,c	179,091	D	(13,389)	165,702
Intangible assets, net	69,933		(6,991)	g	2,396	E,F,P	(33,411)	31,927
Investments in associates and joint ventures	1,317,531		228,529	f	(277)	G,N,O	(117,985)	1,427,798
Other investments	881,324		(64,593)	a,b,d,f	(816,731)		-	-
Deferred income tax assets	44,370		(9,205)		-		-	35,165
Investments in financial assets	-		-	d	481,751	F	156,526	638,277
Trade and other receivables, net	162,659		(22,583)		-	B,J,K	45,310	185,386
Inventories	97,560		(101)	b,c	(97,459)		-	-
Negative Goodwill	(383,720)		-		-	G	383,720	-
Total Non-current Assets	5,539,809		43,273		(20,424)		421,750	5,984,408
Current Assets
Trading properties	-		-	b	13,286	D	(4,153)	9,133
Inventories	184,769		(163,290)	b,c	(13,537)		-	7,942
Trade and other receivables, net	427,141		(25,380)	f	20,675	B,J,K	32,757	455,193
Investments in financial assets	101,552		(2,645)	e	31,168		-	130,075
Cash and cash equivalents	277,526		(22,768)		-		-	254,758
Investments	31,168		-	e	(31,168)		-	-
Total Current Assets	1,022,156		(214,083)		20,424		28,604	857,101
TOTAL ASSETS	6,561,965		(170,810)		-		450,354	6,841,509

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent company
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Acquisition of non-controlling interest	-		-		-	P	(15,311)	(15,311)
Legal reserve	71,136		-		-		-	71,136
Other reserves	447,683		-		-		-	447,683
Reserve for share-based compensation	2,698		-		-		-	2,698
Retained earnings	134,577		-		-		420,109	554,686
Cumulative translation adjustment	63,012		-		-	A,R	(50,934)	12,078
Total capital and reserves attributable to equity holders of the parent company	2,365,292		-		-		353,864	2,719,156
Non-controlling interest	364,895		-		-	T	26,784	391,679
TOTAL SHAREHOLDERS' EQUITY	2,730,187		-		-		380,648	3,110,835
LIABILITIES
Non-current liabilities
Trade and other payables	150,093		(3,495)		-	C,J	21,493	168,091
Derivative financial instruments	836		-		-		-	836
Borrowings	2,122,620		(33,718)		-		-	2,088,902
Deferred Income tax	421,897		(9,792)		-	S	28,035	440,140
Provisions	12,929		(14)		-		-	12,915
Total Non-current Liabilities	2,708,375		(47,019)		-		49,528	2,710,884
Current liabilities
Trade and other payables	477,410		(102,748)		-	C,J	20,665	395,327
Income tax liabilities	83,881		-		-		-	83,881
Borrowings	522,976		(20,029)		-	Q	(487)	502,460
Salaries and social security liabilities	28,310		(1,014)		-		-	27,296
Provisions	10,826		-		-		-	10,826
Total Current Liabilities	1,123,403		(123,791)		-		20,178	1,019,790
TOTAL LIABILITIES	3,831,778		(170,810)		-		69,706	3,730,674
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	6,561,965		(170,810)		-		450,354	6,841,509

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.4.           Reconciliation of the statement of financial position as of June 30, 2012

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
ASSETS
Non- current assets
Investment properties	-		-	a	3,274,280	I,M	946	3,275,226
Property, plant and equipment, net	3,319,798		(88,717)	a,b,f,g	(3,003,048)		-	228,033
Trading properties	-		-	b,c	180,433	D	(13,324)	167,109
Intangible assets, net	71,157		(2,113)	g	2,475	E,F	(42,130)	29,389
Inventories	97,221		(107)	b,c	(97,114)		-	-
Investments in associates and joint ventures	1,342,337		239,177		-	N,O	(135,699)	1,445,815
Other investments	978,672		(64,700)	a,b,d	(913,972)		-	-
Deferred income tax assets	30,104		(12,104)		-	S	16,255	34,255
Trade and other receivables, net	175,689		(28,987)		-	B,L	49,670	196,372
Investments	-		-		-		-	-
Investments in financial assets	-		-	d	517,456	H	138,204	655,660
Derivative financial instruments	-		-	d	18,434		-	18,434
Negative goodwill	(377,463)		-		-	G	377,463	-
Total Non-current Assets	5,637,515		42,449		(21,056)		391,385	6,050,293
Current Assets
Trading properties	-		-	b	11,177	D	(1,463)	9,714
Inventories	140,018		(113,182)	b	(11,177)		-	15,659
Trade and other receivables, net	442,392		(22,707)	f	21,056	B,L,K	35,136	475,877
Investments in financial assets	76,546		(18,591)	e	20,954		-	78,909
Cash and cash equivalents	283,140		(23,971)		-		-	259,169
Other investments	20,954		-	e	(20,954)		-	-
Total Current Assets	963,050		(178,451)		21,056		33,673	839,328
TOTAL ASSETS	6,600,565		(136,002)		-		425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
SHAREHOLDERS' EQUITY
Capital and reserves attributable to equity holders of the parent
Share capital	578,676		-		-		-	578,676
Inflation adjustment of share capital	274,387		-		-		-	274,387
Share premium	793,123		-		-		-	793,123
Cumulative translation adjustment	79,975		-		-	A,R	(65,473)	14,502
Reserve for share-based compensation	2,595		-		-		-	2,595
Acquisition of non-controlling interest	-		-		-	P	(15,714)	(15,714)
Legal reserve	71,136		-		-		-	71,136
Other reserves	419,783		-		-		-	419,783
Retained earnings	115,604		-		-		395,249	510,853
Total capital and reserves attributable to equity holders of the parent	2,335,279		-		-		314,062	2,649,341
Non-controlling interest	362,929		-		-	T	27,499	390,428
TOTAL SHAREHOLDERS' EQUITY	2,698,208		-		-		341,561	3,039,769

LIABILITIES
Non-current Liabilities
Trade and other payables	149,923		(4,576)		-	C,J	21,309	166,656
Borrowings	2,065,826		(17,429)		-		-	2,048,397
Deferred income tax liabilities	388,318		(12,880)		-	S	35,794	411,232
Provisions	17,823		-		-		-	17,823
Total Non-Current Liabilities	2,621,890		(34,885)		-		57,103	2,644,108
Current Liabilities
Trade and other payables	556,775		(82,366)		-	C,J	26,517	500,926
Income tax liabilities	104,873		(4)		-		-	104,869
Salaries and social security liabilities	40,686		(1,079)		-		-	39,607
Borrowings	575,687		(17,668)		-	Q	(123)	557,896
Provisions	2,446		-		-		-	2,446
Total Current Liabilities	1,280,467		(101,117)		-		26,394	1,205,744
TOTAL LIABILITIES	3,902,357		(136,002)		-		83,497	3,849,852
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	6,600,565		(136,002)		-		425,058	6,889,621

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.5.           Reconciliation of statement of income for the nine-month period ended March 31, 2012

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
Revenues	1,078,611		(79,178)	i,ii	315,308	B,C,J	13,782	1,328,523
Costs	(402,932)		69,588	i,ii	(329,340)	E,F,D,I,M	25,427	(637,257)
Gross Profit	675,679		(9,590)		(14,032)		39,209	691,266
Gain from disposal of investment properties	-		-	ii	18,205	M	24,532	42,737
General and administrative expenses	(128,911)		3,856		-		-	(125,055)
Selling expenses	(63,513)		7,120		-	G,K	136	(56,257)
Other operating results, net	-		-	iii	(13,014)	E,F,G	1,016	(11,998)
Gain from recognition of inventories at net realizable value	39,408		(4,570)		-	D,M	(34,838)	-
Profit from operations	522,663		(3,184)		(8,841)		30,055	540,693
Share of (profit) / loss of associates and joint ventures	99,710		(4,046)	iv	(9,966)	N,O	(69,776)	15,922
Profit from operations before financial results and income tax	622,373		(7,230)		(18,807)		(39,721)	556,615
Finance income	87,543		(3,354)	iv	9,966	H,L,R	20,170	114,325
Finance cost	(392,618)		8,698		-	Q,J	(253)	(384,173)
Financial results, net	(305,075)		5,344	iv	9,966		19,917	(269,848)
Other results, net	(10,353)		1,512	iii	8,841		-	-
Amortization of goodwill, net	14,267		-		-	G	(14,267)	-
Profit before income tax	321,212		(374)		-		(34,071)	286,767
Income tax	(78,820)		374		-	S	(12,850)	(91,296)
Profit for the period	242,392		-		-		(46,921)	195,471

Attributable to:
Equity holders of the parent	227,954		-		-		(51,332)	176,622
Non-controlling interest	14,438		-		-	T	4,411	18,849

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.6.           Reconciliation of statement of income for the three-month period ended March 31, 2012

	Argentine GAAP balances I	Deconsolidation of joint ventures II (*)	Reclassifications III (*)	Measurement adjustments IV (*)	IFRS balances NIIF V
Revenues	339,197	(19,681)	91,964	4,124	415,604
Costs	(128,683)	16,615	(91,490)	6,737	(196,821)
Gross Profit	210,514	(3,066)	474	10,861	218,783
Gain from disposal of investment properties	-	-	1,573	16,437	18,010
General and administrative expenses	(45,234)	1,696	-	467	(43,071)
Selling expenses	(25,291)	1,976	-	1,552	(21,763)
Other operating results, net	1,703	-	(6,256)	1,016	(3,537)
Gain from recognition of inventories at net realizable value	4,160	(1,626)	-	(2,534)	-
Profit from operations	145,852	(1,020)	(4,209)	27,799	168,422
Share of profit / (loss) of associates and joint ventures	41,140	(1,523)	(3,513)	(36,406)	(302)
Profit from operations before financial results and income tax	186,992	(2,543)	(7,722)	(8,607)	168,120
Finance income	52,635	(1,100)	3,513	9,244	64,292
Finance cost	(119,049)	3,232	-	37,304	(78,513)
Financial results, net	(66,414)	2,132	3,513	46,548	(14,221)
Other results, net	(4,779)	570	4,209	-	-
Amortization of goodwill, net	5,402	-	-	(5,402)	-
Profit before income tax	121,201	159	-	32,539	153,899
Income tax	(22,203)	(159)	-	(15,450)	(37,812)
Profit for the period	98,998	-	-	17,089	116,087

Attributable to:
Equity holders of the parent	86,770	-	-	8,301	95,071
Non-controlling interest	12,228	-	-	8,788	21,016

(*)	Corresponds to the same items explained in Notes 2.3.5 and 2.3.7.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.7.	Reconciliation of statement of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref 2.3.12.1	Deconsolidation of joint ventures II	Ref 2.3.12.2	Reclassifications III	Ref 2.3.12.3	Measurement adjustments IV	IFRS balances V
Revenues	1,571,440		(136,535)	i,ii	351,992	B,C,D,J	13,385	1,800,282
Costs	(575,447)		124,700	i,ii	(444,148)	E,F,D,I	27,551	(867,344)
Gross Profit	995,993		(11,835)		(92,156)		40,936	932,938
Gain from disposal of investment properties	-		-	ii	92,156	M	24,533	116,689
General and administrative expenses	(182,369)		5,043		-		-	(177,326)
Selling expenses	(99,201)		12,859		-	K	1,569	(84,773)
Gain from recognition of inventories at net realizable value	42,817		(5,914)		-	D	(36,903)	-
Other operating results, net	-		-	iii	(27,496)	E	(3,251)	(30,747)
Profit from operations	757,240		153		(27,496)		26,884	756,781
Share of profit / (loss) of associates and joint ventures	115,819		(8,697)	iv	(13,711)	N,O	(81,751)	11,660
Profit from operations before financial results and income tax	873,059		(8,544)		(41,207)		(54,867)	768,441
Finance income	64,287		(7,346)	iv	13,711	H,L,R	26,287	96,939
Finance cost	(529,632)		13,135		-	H,G	(13,194)	(529,691)
Financial results, net	(465,345)		5,789		13,711		13,093	(432,752)
Other results, net	(29,376)		1,880	iii	27,496		-	-
Amortization of goodwill, net	18,145		-		-	G	(18,145)	-
Profit before income tax	396,483		(875)		-		(59,919)	335,689
Income tax	(102,682)		875		-	S	(9,206)	(111,013)
Profit / (Loss) for the year	293,801		-		-		(69,125)	224,676

Attributable to:
Equity holders of the parent	280,081		-		-		(76,190)	203,891
Non-controlling interest	13,720		-		-	T	7,065	20,785

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.8.           Reconciliation of the statement of comprehensive income for the nine-month period ended March 31, 2012

	Argentine GAAP Balances I	Ref 2.3.12.2	Measurement adjustments IV	IFRS balances V
Profit for the period	242,392		(46,921)	195,471
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	27,765	A,R	(16,810)	10,955
Other comprehensive income for the period	27,765		(16,810)	10,955
Total comprehensive income for the period	270,157		(63,731)	206,426

Attributable to:
Equity holders of the parent	256,842		(68,142)	188,700
Non-controlling interest	13,315		4,411	17,726

2.3.9.           Reconciliation of the statement of comprehensive income for the three-month period ended March 31, 2012

	Argentine GAAP Balances I	Measurement adjustments IV (*)	IFRS balances V
Profit for the period	98,998	17,089	116,087
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	7,607	(5,533)	2,074
Other comprehensive income for the period	7,607	(5,533)	2,074
Total comprehensive income for the period	106,605	11,556	118,161

Attributable to:
Equity holders of the parent	95,597	2,768	98,365
Non-controlling interest	11,008	8,788	19,796

(*)	Corresponds to the same items explained in Notes 2.3.8 and 2.3.10.

2.3.10.                      Reconciliation of the statement of comprehensive income for the year ended June 30, 2012

	Argentine GAAP Balances I	Ref 2.3.12.2	Measurement adjustments IV	IFRS balances V
Profit for the period	293,801		(69,125)	224,676
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment	46,031	A,R	(31,349)	14,682
Other comprehensive income for the year	46,031		(31,349)	14,682
Total comprehensive income for the year	339,832		(100,474)	239,358

Attributable to:
Equity holders of the parent	325,932		(107,539)	218,393
Non-controlling interest	13,900		7,065	20,965

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.11.                      Reconciliation of the statement of cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Group has made the following reclassification between operating, investing and financing activities in the cash flow statements presented under Argentine GAAP and the cash flows statements under IFRS as further detailed below:

(a)	Operating activities

	03.31.2012	06.30.2012
Cash generated by operating activities under Argentine GAAP	592,405	878,600
Proceeds from sale of property, plant and equipment and investment properties	(52,827)	(132,941)
Deconsolidation of joint ventures	(12,523)	(40,093)
Foreign exchange (gain) / loss in cash and cash equivalents	(11,840)	5,361
Cash generated by operating activities under IFRS	515,215	710,927

(b)	Investing activities

	03.31.2012	06.30.2012
Cash used in investing activities under Argentine GAAP	(308,722)	(402,324)
Acquisition of non-controlling interest in subsidiaries	7,364	8,054
Proceeds from sale of property, plant and equipment and investment properties	52,827	132,941
Deconsolidation of joint ventures	939	6,126
Cash used in investing activities under IFRS	(247,592)	(255,203)

(c)	Financing activities

	03.31.2012	06.30.2012
Cash used in financing activities under Argentine GAAP	(318,431)	(505,410)
Acquisition of non-controlling interest in subsidiaries	(7,364)	(8,054)
Deconsolidation of joint ventures	(469)	20,858
Cash used in financing activities under IFRS	(326,264)	(492,606)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(d)	Net decrease in cash and cash equivalents

	03.31.2012	06.30.2012
Net decrease in cash and cash equivalents under Argentine GAAP	(34,748)	(29,134)
Foreign exchange (gain) / loss in cash and cash equivalents	(11,840)	5,361
Deconsolidation of joint ventures	(12,053)	(13,109)
Net decrease in cash and cash equivalents under IFRS	(58,641)	(36,882)

2.3.12.                      Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the previous Argentine GAAP accounting policies and the current IFRS applied by the Group. Only the differences having an impact on the Group are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and IFRS. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the reconciliations above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the impact is not significant to the Group.

Column I in the tables included on previous pages represents Argentine GAAP balances prior to transition as published in the latest Group’s Argentine GAAP financial statements as of and for the year ended June 20, 3012 compared to transition date (July 1st, 2011), and in the Group’s Argentine GAAP financial statements for the nine-month period ended March 31, 2012. However, certain reclassifications and/or groupings have already been made to that information in Column I to avoid lengthy explanations of certain format changes introduced in these IFRS financial statements. The following changes have been made to the previous Argentine GAAP statement of financial position in Column I:

(1)	The line items “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables, net”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of  income tax payable and deferred income tax which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, in the line named “Cash and cash equivalents”.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables”, “Other payables” and/ or “Iinvestments” have been disclosed as separate assets or liabilities as appropriate.

(6)
Investments in associates and joint ventures previously included as part of “Non-Current Investments” have been separately disclosed in the new line item “Investments in associates and joint ventures”.

(7)
The portion of equity in a subsidiary not attributable directly or indirectly to a parent is known as “Minority interest” and is classified as a separate component between the liability and equity sections of the statement of financial position (mezzanine section). IFRS 10 “Consolidated financial statements” specifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as a separate component within equity in the consolidated financial statements. The Group has non-controlling interest in more than one subsidiary. Accordingly, the Group aggregated its various non-controlling interests on the consolidated statements, renamed them as “Non-controlling interest” and reclassified the aggregated amount from the mezzanine section to shareholders’ equity at transition date.

The following changes have been made to the statements of income for the year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012:

(1)
The format of the statement of income has been restructured to simplify its reading. To that effect, all revenue streams of the Group which were previously disclosed separately (i.e. sales of development properties, leases and services revenue, and hotel revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and Costs are then cross-referenced to the respective notes in the financial statements where a detailed breakdown is provided per line of business.

(2)
Pursuant to the Argentine GAAP in force, the share of losses and profits from associates and joint ventures is shown after the financial results. Likewise, under IFRS, the share of profits and losses from associates and joint ventures is generally shown after the financial income (expense) line. However, where associates and joint ventures are an integral vehicle to carry out the Group’s operations, it is more adequate to show the share of profits and losses of associates and joint ventures before financial income (expense). In accordance with its strategy, the Group conducts its operations through associates or joint ventures. Therefore, under the IFRS, the Group shows the profits or losses from associates and joint ventures before the financial income (expense) line. For simplicity, the share of profits and losses associates is shown before financial results, net, in Column I.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(3)
Non-controlling interests in the results of a consolidated subsidiary which was previously classified as a component of profits within the statement of income has been presented as an allocation of profit in Column I. As part of the adoption to IFRS, the term "Minority interest" has also been replaced with the new term "non-controlling interest" in accordance with IAS 1.

(4)
Under the Argentine GAAP in force, financial results are broken down depending on whether it is generated by assets or by liabilities. Under the IFRSs, the Group has adopted the criterion of showing financial income and financial expenses on different lines in the statement of income. For simplicity, the Group has reclassified the figures as per Argentine GAAP shown under “Financial income (expense) generated by assets” and “Financial income (expense) generated by liabilities”, into “Financial income” and “Financial cost” as established by the IFRS, as applicable, in Column I.

(5)
According to IFRS, income and expense items not recognized in the statement of income (that is, exchange differences related to translation of foreign businesses) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP, the statement of comprehensive income is not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account. For simplicity, these items are shown in “Other comprehensive income” in Column I.

2.3.12.1 Deconsolidation of joint ventures (Column II)

Argentine GAAP – Entities in which the Group has joint control are proportionately consolidated. As of July 1st, 2011, the Group’s joint ventures are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A.. As of March 31, 2012 and June 30, 2012, the joint ventures of the Group are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and Nuevo Puerto Santa Fe S.A..

IFRS - The Group has assessed the nature of its joint arrangements in line with IFRS 11 “Joint Arrangements” and determined them to be joint ventures. Joint ventures are accounted for under the equity method of accounting.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

As a result, the Group deconsolidated the accounts of the joint ventures and presented them as a single line item on the face of the statement of financial position. Column II titled “Deconsolidation of joint ventures” reflects the elimination on a line-by-line basis of the Argentine GAAP pro-rata equity interest in the joint ventures and the disclosure of the Group’s investments in the joint ventures as a single line item titled “Investments in associates and joint ventures” on the statement of financial position and as a single line item titled “Share of profit / loss of associates and joint ventures” on the statement of income. The impact of the IFRS adjustments on joint ventures balances is further discussed in Note 2.3.12.3 below.

2.3.12.2 Reclassifications (Column III)

Reclassifications affecting the statement of financial position

The column titled “Reclassifications” reflects the differences in presentation and format between the statement of financial position under Argentine GAAP and IFRS. Unless otherwise stated, amounts have been reclassified for presentational purposes under IFRS prior to affecting the corresponding IFRS adjustments, as applicable, to the Argentine GAAP corresponding amounts. The impact of the IFRS adjustments on reclassified balances is included in Column IV titled ¨Measurement Adjustments¨ and is further discussed in Note 2.3.12.3 below. Unless otherwise stated, reclassifications affect both the statement of financial position as of transition date (July 1st, 2011), March 31, 2012, and June 30, 2012.

(a) Investment properties, net

Argentine GAAP - There are not specific requirements for presentation of investment property. Accordingly, the Group does not present separately investment property and includes it as part of property, plant and equipment and non-current investments.

Certain property of the Group is being partially owner-occupied while the rest is being rented out to third parties. There is no such distinction under Argentine GAAP. Portions that are owner-occupied are accounted for and presented in the same way as portions that are being rented out.

Certain associates and joint ventures are currently occupying certain property of the Group. There is no distinction under Argentine GAAP and property rented out to associates or joint ventures are accounted for as property, plant and equipment.

IFRS - IAS 1 “Presentation of Financial Statements” requires investment property to be presented as a separate line item on the face of the statement of financial position within non-current assets.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

In addition, the portions of the property that are being owner-occupied are accounted for and presented as property, plant and equipment under IAS 16 while the portions being rented out are treated and presented as investment property under IAS 40.

The Group’s property occupied by associates or joint ventures accounted for using the equity method of accounting is not considered part of the Group for consolidation purposes and, therefore, the property is not owner-occupied from the Group’s perspective. Therefore, this property is treated as investment property.

(b) Trading properties

Argentine GAAP – There are not specific requirements for separate presentation of trading properties. Trading properties are included as part of inventories and non-current investments.

IFRS – Trading properties are inventories under IAS 2 “Inventories”. The Group also has materials and supplies, and other items classified as inventories under IAS 2. Due to the significance and different nature of these inventories, the Group decided to present trading properties separately.

(c) In-kind receivables from barter transactions

Argentine GAAP – In-kind receivables from barter transactions representing the Group’s right to receive residential apartments to be constructed by a third-party developer are classified as inventory on the face of the statement of financial position.

IFRS – In-kind receivables representing are not financial assets under IFRS. These in-kind receivables are similar to trading properties and they are classified accordingly in current or non-current assets, as appropriate.

(d) Non-current investments – financial assets

Argentine GAAP – There are not specific requirements for separate presentation of financial assets. Certain financial assets carried at cost under Argentine GAAP were included within non-current investments.

IFRS – IAS 1 “Presentation of Financial Statements” requires financial assets carried at fair value through profit or loss to be presented as a separate line item on the face of the statement of financial position.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(e) Current investments – investments in financial assets

Argentine GAAP – Certain instruments carried at fair value are included within the line item investments in the face of the statement of financial position.

IFRS – These investments are also carried at fair value but they are separately disclosed in the new line item titled “Investments in financial assets”.

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

Argentine GAAP – Receivables representing money advances made for the purchase of items of property, plant and equipment, inventories and investments in associates and joint ventures are shown as part of their respective balances.

IFRS - Advances for the purchase of items of investment properties, property, plant and equipment, inventories and investments in associates and joint ventures are not considered part of these balances until the respective item is received, and, thus, they are shown within “Trade and other receivables, net”.

(g) Software

Argentine GAAP – Under Argentina GAAP, the Group classified software into property, plant and equipment.

IFRS – Software is not considered part of property, plant and equipment, thus, it is shown within Intangible Assets, net”.

Reclassifications affecting the statement of income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012

(i) Revenue – service income and service charges

Argentine GAAP – The Group structures its operating leases to allow for recovery of a significant portion of property operating, real estate taxes, repairs and maintenance, and advertising and promotion expenses from tenants. A substantial portion of the Group’s leases require the tenants to reimburse the Group for a substantial portion of operating expenses, including common area maintenance, real estate taxes and insurance. The Group’s tenants are required to pay for their proportionate share of property common operating costs. These expenses (“service charge expenses”) are incurred and paid by the Group and subsequently charged to tenants without any mark-up (“service charge income”).

Under Argentine GAAP, service charge income and service charge expense are offset and presented net in the income statement.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

IFRS – IAS 18 states that whether an entity is acting as a principal or an agent in transactions is dependent on the facts and circumstances of the relationship. The Group has assessed the substance of the transactions and concluded that the Group is acting as a principal since it has exposure to the significant risks and rewards associated with the rendering of services.

Therefore, service charge income is presented separately from property operating expenses. Property operating expenses are expensed as incurred and any property operating expenditure not recovered from tenants through service charges or when the property is vacant are charged to the statement of income. The Group’s advertising and promotional costs are expensed as incurred.

(ii) Gains on disposal of investment

Argentine GAAP – As part of the Group’s strategy, the Group may dispose of investment properties which are no longer considered core to the Group’s ongoing operations and for which profit can be realized from value appreciation. Gain on disposals of office buildings is classified as revenue in the statement of income.

IFRS – Based on the IFRS Conceptual Framework, gain on disposal of assets described above are not reported under “Revenues”.

Under IFRS, gains from the disposal of fixed assets are not included in “Revenue” as the standard refers to the sale of goods including goods produced by the entity for sale or purchased for resale. Only property acquired or constructed for sale and held as inventory (“Trading property”) would therefore be included in the “Revenues”, except for property held as an investment properties or property, plant and equipment.

(iii) Other operating results, net

Argentine GAAP - Under Argentine GAAP, certain income and expense items are included as part of financial results or other non-operating income and expenses, as appropriate. These items primarily comprise fees payable related to the management contract charges for provisions (i.e. generally charges for litigation and claims), gains or losses on disposal of property, plant and equipment items, gains or losses from the sale of subsidiaries and taxes borne by the Group on behalf of shareholders, among others.

IFRS - Under IFRS, income and expense items are generally presented according to its nature and the Group’s presentation policy. The items described above are generally presented as “Other operating results, net” under IFRS.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(iv) Investment in financial assets

Argentine GAAP – Investments in entities in which the Company does not exercise significant influence, joint control or control, are accounted at cost plus dividends. The received dividends are included within share of profit or loss of associates and joint ventures.

IFRS – Investments in entities which are not subsidiaries, associates and joint ventures, are measured at fair value. Changes in fair values and gains from disposal of equity investments at fair value through profit or loss and dividends income are recorded within “Financial results, net” in the statement of income.

Reclassifications affecting the statements of cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012.

Pursuant to Argentine GAAP, the Group proportionally consolidated the joint ventures’ accounts. Consequently, a difference is generated between the amount of cash and cash equivalents reported in the statement of cash flows under Argentine GAAP and the amount of cash and cash equivalents that would be reported in the statement of cash flows prepared under IFRS.

On the other hand, under the Argentine GAAP, the effect of exchange rate changes on cash and cash equivalents was shown as part of operating activities and not under a fourth category in the statement of cash flows as required by the IFRSs.

Additionally, pursuant to Argentine GAAP, proceeds from sale of property, plant and equipment (including properties classified as investment properties under IFRS) were reported as operating activities. In accordance with IFRS proceeds from sale of investment properties and property, plant and equipment are reported as investing activities.

Finally, pursuant to Argentine GAAP, acquisition of non-controlling interest was reported as investing activities, whereas, in accordance with IFRS, it must be reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

2.3.12.3 Measurement adjustments (Column IV)

Argentine GAAP differs in certain significant respects from IFRS. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A) Currency translation adjustment

As noted in the section titled “IFRS exemption options”, the Group has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1st, 2011.

(B) Revenue recognition – “scheduled rent increases”

Argentine GAAP - Revenue from “non-cancelable” leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided.

IFRS - The Group applied IAS 17 “Leases”. As a result, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

(C) Revenue recognition – “letting fees”

Argentine GAAP - The Group does not generally use the services of a third-party lease agent for its shopping center properties. Rather, the Group acts as its own leasing agent and earns letting fees. Letting fees are recognized at the time a transaction is successfully completed. A transaction is considered successfully completed when both parties (the tenant and the Group) have signed the related lease contract.

IFRS - The Group considers that in these circumstances payments received from tenants for “letting fees” are not different from other payments received such as admission rights. Accordingly, revenue from letting fees is recognized under the straight-line method over the lease term.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(D) Trading properties

Argentine GAAP - Trading properties are stated at the lower of cost adjusted for inflation or net realizable value. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of deed of title and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value are shown as “gain from recognition of inventories at net realizable value” in the statement of income.

IFRS - Trading properties are measured at the lowest of cost or net realizable value. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place on unconditional exchange of contracts at the moment of the transfer of title deed. For conditional exchanges, sales are recognized when these conditions are satisfied.

(E) Pre-operating and organization expenses

Argentine GAAP - Under Argentine GAAP, pre-operating, organization expenses and other start-up costs (mainly related to the opening of new shopping centers) are capitalized and amortized under the straight-line method generally over a period of three to five years.

IFRS - IFRS prescribes that pre-operating expenses cannot be attributed to the cost of property, plant and equipment, investment properties, trading properties or the creation of intangible assets and are immediately recognized as expenses.

(F) Goodwill

Argentine GAAP - The Group accounts for acquisitions of businesses and non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the Group allocates the purchase price to tangible and intangible assets and liabilities based on the respective fair values. Goodwill represents the excess of cost over the fair value of net identifiable assets and is amortized under the straight-line method over the weighted average useful life of the tangible assets acquired. Goodwill does not exceed its respective estimated recoverable value at year-end.

IFRS - As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(G) Negative Goodwill

Argentine GAAP - Under Argentine GAAP, when the amount paid in a business combination or acquisition of a non-controlling interest is lower than the carrying amount of the acquired assets and assumed liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position (as a deduction to non-current assets) and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. However, under Argentine GAAP, when negative goodwill exists, acquired intangible assets which otherwise would be recognized are reduced to absorb the negative goodwill even if they are then assigned a zero value.

Additionally, where the amount paid for the acquisition of associates and/or joint ventures is lower to the investor's interest in the net fair values of the associate and/or joint venture's identifiable assets and liabilities, the Group recognizes such amount as negative goodwill on the statement of financial position and amortizes it over the period considered to justify negative goodwill not exceeding 20 years. That amortization is recognized under the line “Share of profit / (loss) of associates and joint ventures” in the statement of income.

IFRS - As noted in Note 2.2., the Group has applied the exemption in IFRS 1 for business combinations. Also, as noted in Note 2.2., the Group has applied the exception in IFRS 1 for acquisitions of non-controlling interests. Consequently, business combinations and acquisitions of non-controlling interests completed prior to July 1st, 2011 have not been restated, and the carrying amount of negative goodwill under IFRS as of July 1st, 2011 equals the carrying amount under Argentine GAAP as of that date. In accordance with IFRS, negative goodwill is recognized in profit or loss immediately.

Additionally, acquisitions of associates and/or joint ventures are initially recorded at cost of the investment. Any difference between the cost of the investment and the investor's interest in the net fair values of the associates’ and/ or joint venture’s identifiable assets and liabilities is goodwill. Negative goodwill is taken to the income statement in the period when the associate and/or joint venture is acquired.

(H) Non-current investments – investments in financial assets

Argentine GAAP - The Group holds investments in quoted equity securities with readily determinable fair values, namely TGLT S.A., Hersha Hospitality Trust and Supertel. Under Argentine GAAP, these investments are carried at acquisition cost since they are not held for the purpose of trading in the short term.

IFRS - Under IFRS 9 “Financial Instruments”, all equity investments are measured at fair value. For certain equity investments, the Group can make an irrevocable election at initial recognition to recognize changes in fair value through other comprehensive income rather than profit or loss. However, the Group has decided to not recognize changes in fair value through other comprehensive income. The Group has elected to recognize changes in the fair value of these equity securities in the statement of income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(I) Initial direct costs on operating leases

Argentine GAAP - Under Argentine GAAP, certain initial direct costs (i.e. legal fees, commissions and other fees) paid to third parties for arranging a lease (when the Group is a lessor) are recognized as an immediate expense when incurred.

IFRS - Initial direct costs incurred by lessors in arranging an operating lease are added to the carrying amount of the leased assets (i.e. investment properties) and are recognized as an expense over the lease term on the same basis as the lease income.

(J) Tenant deposits

Argentine GAAP - The Group obtains deposits from tenants as a guarantee for returning the property at the end of the lease term in a specified good condition or for the lease payments for a period of generally 3 years. The deposit amounts, usually, one month of rent. These deposits are treated as liabilities under Argentine GAAP and measured at the amount received by the tenants.

IFRS - Tenant deposits are treated as a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease (deferred income). The deposits are subsequently measured at amortized cost, and deferred income is amortized under the straight line method over the lease term.

(K) Impairment of financial assets

Argentine GAAP - At July 1st, 2011, March 31, and June 30, 2012, the Group maintains receivables relating to credit card loans, which are carried at amortized cost. Under Argentine GAAP, the Group determined an allowance for doubtful accounts based on specific criteria set forth for financial and banking institutions.

IFRS - The Group applied the criteria for impairment provisions in IFRS 9.

(L) Present value accounting – tax credits

Argentine GAAP - Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end.

IFRS - Under IFRS, there is no requirement to discount long-term tax credits. The Group elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(M) Investment properties

Argentine GAAP - There are not specific requirements for presentation of investment property. Accordingly, the Group includes it as part of property, plant and equipment and non-current investments and are measured at acquisition cost less accumulated amortization and loss for impairments, if any. Additionally, trading properties are measured at net realizable value when contracts are exchanged for which a non-refundable deposit has been received securing the sale in advance of legal completion (i.e. transfer of title deed and significant risk and rewards). This form of sale fixes the price of the property and the terms and conditions of the contract providing reasonable certainty about the closing of the transaction and realization of the gain. Accordingly, these transactions are deemed consummated for Argentine GAAP purposes and revenue is recognized at the time the contract is signed. Gains on the revaluation of trading property to net realizable value are shown as “Gain from recognition of inventories at net realizable value” in the statement of income.

IFRS - Investments properties are measured at cost, less accumulated depreciation and loss for impairments, if any. Revenue from the sale of properties is recognized only when the significant risks and rewards have transferred to the buyer. This will normally take place with the transfer of title deed. For conditional exchanges, sales are recognized when these conditions are satisfied.

(N) Impact of adjustments in accordance with IFRS in investments in associates

Argentine GAAP - Investments in entities in which the Group exercises significant influence, but not control, are accounted for under the equity method. Under the equity method, the investment is recorded at original cost and periodically increased (decreased) by the investor's proportionate share of earnings (losses) of the investee and decreased by all dividends received from the investor by the investee. The Group applies its percentage ownership interest to the financial statements of its equity method investments prepared under Argentine GAAP.

As of July 1st, 2011, the associates of the Group are Banco Hipotecario S.A., Banco de Crédito & Securitización S.A., Manibil S.A., New Lipstick LLC, Lipstick Management LLC, Rigby 183 LLC and Tarshop S.A. As of March 31 and June 30, 2012 Bitania 26 S.A. is incorporated.

IFRS - The Group assessed all of its interests in the entities mentioned in the paragraph above and determined that the Company exercises significant influence over them. Accordingly, under IFRS, the Group also accounts for these investments under the equity method of accounting. However, the Group has assessed the impact of IFRS adjustments on the financial statements of these investments prepared under Argentine GAAP prior to the application of the equity method.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

Following is a description of the most significant IFRS adjustments to the equity, income and comprehensive income of its associates. For ease of presentation and to facilitate an understanding of the nature of the IFRS adjustments, associates were grouped by business activities. Associates are not discussed below when IFRS adjustments were not significant to the Group or no IFRS adjustments were identified:

Banking business

The Group assessed the financial statements of associates of the Group related to the banking business as of July 1st, 2011, March 31, and June 30, 2012 and determined the following adjustments to IFRS:

- Under Argentine GAAP, revenues from life and disability insurance and loan origination fees are recognized on an up-front basis. Under IFRS, these revenues are recognized on a straight line basis over the term of the respective underlying receivables.

- Under Argentine GAAP, the allowance for doubtful accounts for loan losses are recognized based on specific criteria as set forth by the Central Bank for financial and banking institutions. Under IFRS, the associate applied the impairment provisions in IFRS 9.

- Under Argentine GAAP, receivables transferred to trusts in securitization programs are treated as sales and a gain or loss is recognized on the sale. Usually the transferor retains an interest in the trust and maintains a cash reserve which serves as collateral for payments of amounts due under the debt securities issued by the trust. Under IFRS, following the provisions of IFRS 9, the associate is not able to derecognize financial assets with these characteristics. As a result, the associate continues recognizing the receivables and a liability for the consideration received upon transfer. The receivables recognized are then tested for impairment following the IFRS 9 criteria.

- Under Argentine GAAP, the calculation of the insurance technical reserves is recognized following the regulations issued by the National Insurance Superintendence. Under IFRS, following the guidance of IFRS 4 “insurance contracts”, the associate measured the insurance technical reserve in accordance with the “best estimation” approach.

Investment properties

The Company assessed the financial statements of the associates related to the investment property business and determined the following adjustments to IFRS as of July 1st, 2011, March 31 and June 30, 2012:

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Therefore, revenue does not include an averaging of rental income. Rent-free periods, reduced rent or other tenant incentives, if any, are recognized in the period in which these incentives are provided. Under IFRS, lease income from operating leases with scheduled rent increases is recognized on a straight-line basis over the term of the leases. All tenant incentives, if any, are treated as a reduction of rental income on a straight-line basis over the lease terms.

- Under Argentine GAAP, lease expense where the entity is the lessee under an operating ground lease agreement subject to escalation clauses is recognized when the escalated payments are due. Therefore, lease expenses are not recognized on a straight-line basis. Under IFRS, lease payments for operating leases with scheduled rent increases are recognized on a straight-line basis over the term of the leases.

(O) Impact of IFRS adjustment on joint ventures

Argentine GAAP - Investments in entities in which the Group exercises joint control are accounted for under the proportionate consolidation method. Under the proportionate consolidation method, the financial statements of the Group reflect the Group’s pro-rata equity interest in the jointly controlled entities on a line-by-line basis. The Group applied its pro-rata equity interest to the financial statements of its jointly-controlled entities prepared under Argentine GAAP.

IFRS – The Group assessed all of its interests in joint arrangements and determined that they are joint ventures under IFRS 11 “Joint Arrangements”. Accordingly, the Group accounted for its joint ventures under the equity method of accounting. The Group has assessed the impact of IFRS adjustments on the financial statements of joint ventures prepared under Argentine GAAP prior to the application of the equity method.

As of July 1st, 2011, the joint ventures of the Group are Cyrsa S.A., Canteras Natal Crespo S.A., Puerto Retiro S.A., Baicom Networks S.A. and Quality Invest S.A. As of March 31 and June 30, 2012 Nuevo Puerto Santa Fe S.A. is incorporated.

Following is a description of the most significant IFRS adjustments to the equity and income of the joint ventures. Joint ventures are not discussed below when IFRS adjustments were not significant to the Group or no adjustments were identified.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

- Under Argentine GAAP, the joint venture has historically accounted for revenues and therefore profits from all property sales on a percentage of completion basis once contracts for the sale of a property have been exchanged and only if the eventual profit from that property can be foreseen with reasonable certainty. Under IFRS, the joint venture has applied IFRIC 15 “Agreements for the construction of Real Estate”. The Group assessed the contractual terms of the agreements and concluded that revenue from open market sales of real estate should be accounted for on legal completion of the agreement in accordance with IAS 18 “Revenue”. As a result, the joint venture recognizes revenue from the sale of private homes and commercial units entirely at the point of legal completion in accordance with IAS 18. The most significant impact of IFRIC 15 is therefore the deferral of profits previously recognized from the point of exchange of contracts onwards until the point of legal completion. All of these profits are now recognized at a later date.

- Under Argentine GAAP, tenant deposits are treated as liabilities and measured at the amount received by the tenants. Under IFRS, tenant deposits are treated as both a financial asset and a financial liability in accordance with IFRS 9, and they are initially recognized at fair value. The difference between fair value and cash received is considered to be part of the minimum lease payments received for the operating lease. The deposits are subsequently measured at amortized cost.

- Under Argentine GAAP, revenue from non-cancelable leases subject to scheduled rent escalation clauses is recognized when the escalated payments are due. Under IFRS, the Group applied IAS 17 “Leases”. Consequently, revenue derived from operating leases with scheduled increases in recognized on a straight line basis over the lease agreement term.

- Under Argentine GAAP, certain long-term tax credits are present-valued as of year-end. Under IFRS, there is no requirement to discount long-term tax credits. The joint venture elects to measure tax receivables and payables at the amounts expected to be recovered from or paid to the tax authorities and thus, not discounting long-term tax credits. As a result, the joint venture eliminated the effect of discounting tax.

(P) Acquisition of non-controlling interest

As stated in Note 2.2., the Group has applied the exception provided by IFRS 1 for accounting for changes in the interest in subsidiaries that do not result in loss of control. Consequently, acquisitions of non-controlling interests that took place before July 1st, 2011 have not been restated.

IFRS adjustments detailed below relate to acquisitions of non-controlling interest that took place on July 1st, 2011 or after date.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

Argentine GAAP - Under Argentine GAAP, the Group accounted for the acquisition of the non-controlling interests under the purchase method of accounting. Under the purchase method of accounting, the purchase price paid is allocated to the net assets acquired based on its fair value. Assets, including goodwill, and liabilities of the acquired business are recognized using a cost accumulation approach (i.e. for the previous equity interests acquired). These acquisitions generated goodwill since the cost of acquisition exceeded the fair value of the net tangible and intangible assets acquired.

IFRS - Under IFRS, the Group applied the principles of IFRS 10 in accounting for changes in ownership interests. As per IFRS 10, when an additional interest is obtained and control is maintained, the transaction is accounted for as an equity transaction. The Group does not recognize any additional acquisition adjustments to reflect the subsequent acquisition of additional interest in the subsidiary if there is no change in control.

Under IFRS, the difference between the fair value of the consideration paid and the related carrying value of the non-controlling interest acquired is recognized in the controlling interest’s equity as a credit or debit to a reserve in net equity. Therefore, no gain or loss is recognized in the statement of income and no additional goodwill is recognized. The carrying value of the non-controlling interest is adjusted to reflect the change in the non-controlling interest’s ownership interest in the subsidiary.

(Q) Amortization of borrowing costs

Argentine GAAP - Under Argentine GAAP, transactions costs directly attributable to the acquisition of borrowings are amortized under the straight-line method over the contract term.

IFRS – Transaction costs directly attributable to the acquisition of borrowings are deducted from the fair value at which the financial liability is initially recognized. Subsequently, they are amortized using the effective interest method over the contract term.

(R) Currency translation adjustment

Argentine GAAP - Foreign operations shall be classified as integrated or non-integrated entities depending if their activities are carried out as an extension of the reporting entity. Exchange differences resulting from the translation of integrated entities are recognized in the statement of income. Exchange differences resulting from the translation of non-integrated entities are recognized in a separate reserve in equity.

IFRS – Exchange differences resulting from the translation of foreign operations of subsidiaries and associates are recognized in the statement of other comprehensive income.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

(S) Deferred income tax

Argentine GAAP - The Group accounts for income taxes using the deferred tax method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax based assets and liabilities and are measured using the enacted tax rates. Argentine GAAP does not prescribe detailed specific guidance related to the recognition of a valuation allowance. The Group assesses the need for a valuation allowance based on several factors including but not limited to current projections, legal expiration periods and others.

IFRS – There is no difference in the determination of deferred income taxes. However, deferred tax assets are recognized when it is considered probable (defined as “more likely than not”) that sufficient taxable profits will be available to utilize the temporary difference or unused tax losses. IFRS does not allow the recognition of valuation allowances.

IFRS establishes more specific and strict procedures to assess whether a deferred tax asset should be recognized. All available evidence, both positive and negative, is considered to determine whether, based on the weight of that evidence, a deferred tax asset should be recognized. Judgment must be used in considering the relative impact of negative and positive evidence. The weight given to the potential effect of negative and positive evidence should be commensurate with the extent to which it can be objectively verified. The more negative evidence that exists (a) the more positive evidence is necessary and (b) the more difficult it is to support a conclusion that a deferred tax asset can be recognized.

(T) Non-controlling interest

Differences for non-controlling interest include the effect of recording, where applicable, the corresponding effect of other differences between Argentine GAAP and IFRS.

2.4.           Significant Accounting Policies

The principal accounting policies applied in the presentation of these Unaudited Condensed Interim Consolidated Financial Statements are consistent with those applied in the preparation of the information under IFRS as of June 30, 2012, which are described in Exhibit I attached hereto and are based upon such IFRS expected to be in force as of June 30, 2013. The most significant accounting policies are described in Exhibit I.

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimations and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual future results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of International Financial Reporting Standards (“IFRS”) (Continued)

In the preparation of these condensed interim consolidated financial statements, the significant judgments made by Management in applying the Group’s accounting policies and the main sources of uncertainty were the same applied by the Group in the preparation of the annual consolidated financial statements for the year ended June 30, 2012 which are described in Exhibit I.

2.6           Seasonal effects on operations

The operations of the Group’s shopping centers are also subject to seasonal effects, which affect the level of sales recorded by lessees. During summer time (January and February), the lessees of shopping centers experience the lowest sales levels in comparison with the winter holidays (July) and Christmas holidays (December) when they tend to record peaks of sales. Apparel stores generally change their collections during the spring and the fall, which impacts positively on shopping mall sales. Sale discounts at the end of each season also affect the business. As a consequence, a higher level of revenues is generally expected in the second half of the year rather than the first in shopping center operations.

3.	Acquisitions and disposals

Transactions with non-controlling interest

APSA

During the current nine-month period, the Group, through IRSA and E-Commerce Latina S.A., acquired an additional equity interest of 0.1% in APSA for a total consideration of Ps. 2.3 million. As a result of this transaction, the non-controlling interest was reduced by Ps. 0.8 million and the interest attributable to the shareholders’ of the controlling parents was reduced by Ps. 1.5 million. The effect on shareholders’ equity of this change in the equity interest in APSA is summarized as follows:

Ps.
Carrying value of the equity interests acquired by the Group	824
Price paid for the non-controlling interest	(2,364)
Reserve created due to the acquisition recognized in the parent’s equity	(1,540)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

Acquisition of equity interest in joint venture

On November 29, 2012 the Group through APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EHSA”)’s capital stock and votes for Ps. 32 million. Under the acquisition agreement, APSA is entitled to exercise joint control over EHSA. EHSA is an Argentine company whose main asset consists of an indirect interest of 50% in the capital and voting rights of La Rural S.A. (“LRSA”), whereby it has joint control over this Company together with Sociedad Rural Argentina (“SRA”), who owns the remaining 50%. Thus, APSA is the owner of an indirect interest of 25% in LRSA, whose main asset consists of an usufruct agreement on the Predio Ferial de Buenos Aires, located between Cerviño, Sarmiento, Santa Fé Avenues and Oro street, in the city of Buenos Aires (the “Predio Ferial”) entered into with SRA, owner of such Predio Ferial.

The fair value of the APSA’s investment in the joint business was determined based on the fair value of EHSA’s net assets, being the main asset the usufruct agreement mentioned above. APSA has preliminary allocated the price paid at the fair value of the net assets acquired based on the information available as of the closing date of Unaudited Condensed Interim Consolidated Financial Statements. Such fair value amounted to Ps. 15.3 million, which means a goodwill figure of Ps. 10.6 million recognized in the “Investments in associates and joint business” line in the balance sheet as of March 31, 2013. The fair value and identified goodwill should not be treated as final until the process of allocating the price paid is finalized.

The fair value of the usufruct agreement has been determined by the application of the discounted cash flow method. This estimate considered a discount rate that reflects the market assessments regarding uncertainties in terms of the cash flow amount and timing. The amount of net future cash flows was estimated based on the specific features of the property, the agreements in force, market information and future forecasts as of the valuation date. Net income forecasts, revenues growth rates and discount rates are among the most important assumptions used in the valuation.

Purchase of financial assets

During this period the Group purchased:

a) Government bonds of the City of Buenos Aires, for a nominal value of Ps. 19.0 million. These bonds accrue interest at an annual 7.95% fixed rate, payable semi- annually and maturing on April 29, 2014.

b) BHSA Non-Convertible Notes for Ps. 5 million, which accrue interest at an annual 18.75% fixed annual rate, payable semi- annually maturing on August 8, 2013.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

Disposal of financial assets

During the current nine-month period, the Group sold 3,823,412 ordinary shares of Hersha Hospitality Trust (“Hersha”) for a total amount of US$ 19.4 million. Consequently, as of the date of issuance of these Unaudited Condensed Interim Consolidated Financial Statements, the Group’s interest in Hersha’s capital stock decreased from 9.13% (at the beginning of the year) to 7.19%. Subsequent to March 31, 2013, the Group sold an additional number of Hersha’s shares (see Note 33).

In November and December 2012, IRSA sold all of its shareholdings in NH Hoteles S.A. (138,572 shares for a consideration of € 0.38 million) and in NH Hoteles S.A. (387,758 shares for a total consideration of US$ 1.4 million).

In December 2012, IRSA sold all of its shareholdings in Metrovacesa F (1,238,990 shares for a consideration of € 2.7 million); Metrovacesa SM (229,995 shares for a total consideration of € 0.5 million) and Metrovacesa F (919,087 shares for a consideration of US$ 2.7 million).

Significant sales of investment properties

On August 31, 2012, IRSA executed the transfer deeds that formalize the sale of certain functional units of the building “Libertador 498” of the Autonomous City of Buenos Aires. The total price of the transaction amounted to Ps. 15 million and was paid on the execution of the title conveyance deeds. This transaction generated a gain of Ps. 12.7 million.

On September 14, 2012, IRSA sold certain functional units on floors 18 and 19, as well as parking areas, of the building Bouchard 551. The total price of the transaction was US$ 8.5 million paid upon execution of the conveyance deed. This transaction generated a gain of Ps. 18.4 million.

On October 4 and 11, 2012, IRSA signed the transfer deed for the sale of several functional units (stores and parking spaces) of the building “Libertador 498”. The transactions price was set at Ps. 29.4 million, amount that had been completely collected. This transaction generated a gain of Ps. 24.9 million.

On January 8, 2013, IRSA sold certain functional units (stores and parking spaces) of the building “Costeros Dique IV”. The total price of the transaction was Ps. 9.2 million. This transaction generated a gain of Ps. 7.8 million.

On March 14, the Group through APSA sold, a functional unit of the building located on Anchorena 559. The transaction Price was set at Ps. 0.4 million, which resulted in approximately Ps. 0.2 million gain.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

Acquisition of Rigby 183 LLC

On June 30, 2012, the Group held through its subsidiary IMadison LLC a 49% equity interest in the capital stock of Rigby 183 LLC (“Rigby”), a company that owns office buildings for rental at Madison Avenue 183, New York, USA. On November 27, 2012, the Group, through its subsidiary IRSA International LLC, purchased an additional 25.5% equity interest in Rigby’s capital stock, thus taking control over said company. As a result of the acquisition, the Group expects to increase its footprint in the US real estate market. The goodwill from the acquisition, which amounts to Ps. 45.7 million, is attributable to the synergies expected to be achieved by combining the Group’s and Rigby’s operations.

The following chart shows the consideration paid by the Group, the fair value of the acquired assets, the assumed liabilities and the non-controlling interest as of the acquisition date.

Consideration paid:	11.27.2012
Cash and cash equivalents	118,373
Total consideration paid	118,373
Fair value of the interest in Rigby’s equity held before the business combination	227,462
Total consideration	345,835
Recognized balances of acquired identifiable assets and assumed liabilities:
Cash and cash equivalents	499
Investment properties (Note 9)	679,219
Restricted assets (i)	11,818
Trade and other receivables, net	2,317
Borrowings	(252,834)
Trade and other payables	(12,081)
Deferred income tax liabilities (Note 22)	(26,103)
Total net identifiable assets	402,835
Non-controlling interest	(102,723)
Goodwill (Note 12)	45,723
Total	345,835
(i)	It pertains to cash held in escrow as security deposits and taxes paid in advance by tenants.

The acquisition-related costs (which amount to Ps. 2.5 million) were charged under “General and Administrative Expenses” in the statement of income.

The fair value of the investment property acquired is Ps. 679.2 million and was assessed by a qualified independent appraiser. The fair value of trade and other receivables amounts to Ps. 14.1 million, including trade receivables in the amount of Ps. 0.1 million. As of the acquisition date, the Group estimates that these receivables are recoverable. The fair value of the non-controlling interest in Rigby, an unlisted company, has been determined on a proportional basis to the fair value of net acquired assets.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

3.	Acquisition and disposals (Continued)

The Group recognized income of Ps. 124.1 million derived from the reassessment of the fair value of the 49% interest held in Rigby before the business combination. In addition, all cumulative currency translation gains (losses) accumulated in shareholders’ equity from the interest held in Rigby before the business combination (Ps. 12.9 million) were charged to income. These gains were disclosed under "Other operating results, net" in the statement of income.

The revenues Rigby has generated since November 27, 2012 and that have been disclosed in the consolidated statement of income amount to Ps. 25.6 million. Rigby has also run a net loss of Ps. 2.6 million during said period. If Rigby had been included in the consolidation since July 1st, 2012, the consolidated income statement would have shown pro-forma revenues in the amount of Ps. 1,618.4 million and pro-forma net income of Ps. 317.2 million.

4.           Financial risk management

4.1.	Financial risk

The group´s diverse activities are exposed to a variety of financial risk: market risk (including foreign currency risk, interest rate risk and price risk) credit risk, liquidity risk and capital risk.

The Exhibit I provides information on financial risk management as of June 30, 2012 and July 1st, 2011. Since June 30, 2012, there have been no significant changes in the risk management or risk management policies applied by the Group.

4.2.           Fair value estimates

Since June 30, 2012 there have been no significant changes in business or economic circumstances affecting the fair value of the Group's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Group's financial instrument and / or reclassifications between categories of financial instruments.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2013:

	03.31.2013
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	1,183,590	213,084	117,178	174,694	25,632	1,100	1,715,278
Costs	(566,096)	(85,962)	(89,066)	(126,233)	(20,361)	(845)	(888,563)
Gross Profit	617,494	127,122	28,112	48,461	5,271	255	826,715
Gain from disposal of investment properties	-	-	64,019	-	-	-	64,019
General and administrative expenses	(46,819)	(31,389)	(28,111)	(36,526)	(9,105)	(216)	(152,166)
Selling expenses	(39,023)	(8,667)	(12,609)	(21,124)	-	(187)	(81,610)
Other operating results, net	(17,590)	(2,120)	(8,418)	456	134,487	(616)	106,199
Profit / (loss) from operations	514,062	84,946	42,993	(8,733)	130,653	(764)	763,157
Share of profit / (loss) of associates	-	-	1,478	(4)	(58,446)	62,924	5,952
Segment Profit / (Loss)	514,062	84,946	44,471	(8,737)	72,207	62,160	769,109
Investment properties, net	2,067,356	839,898	535,834	-	710,525	-	4,153,613
Property, plant and equipment, net	13,636	23,325	3,795	171,002	199	-	211,957
Trading properties	-	-	144,150	-	81,691	-	225,841
Goodwill	1,666	19,971	-	-	48,547	-	70,184
Inventories	10,140	-	511	5,984	-	-	16,635
Investments in associates	-	-	26,873	21,252	691	1,082,112	1,130,928
Operating assets	2,092,798	883,194	711,163	198,238	841,653	1,082,112	5,809,158

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

Below is a summarized analysis of the lines of business of the Group for the period ended March 31, 2012:

	03.31.2013
	Shopping Center Properties	Offices and others	Sales and developments	Hotels	International	Financial operations and others	Total
Revenues	969,781	185,433	89,457	130,020	-	4,169	1,378,860
Costs	(466,786)	(69,820)	(51,486)	(83,940)	-	(1,917)	(673,949)
Gross Profit	502,995	115,613	37,971	46,080	-	2,252	704,911
Gain from disposal of investment properties	-	-	42,737	-	-	-	42,737
General and administrative expenses	(42,166)	(26,034)	(24,965)	(27,200)	(5,807)	(182)	(126,354)
Selling expenses	(29,989)	(6,258)	(10,914)	(16,554)	-	1,793	(61,922)
Other operating results, net	(4,058)	(6,356)	(2,544)	(1,531)	(333)	1,033	(13,789)
Profit / (Loss) from operations	426,782	76,965	42,285	795	(6,140)	4,896	545,583
Share of profit / (loss) of associates	-	-	632	89	(44,007)	62,127	18,841
Segment profit / (loss)	426,782	76,965	42,917	884	(50,147)	67,023	564,424

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.	Segment information (Continued)

The following tables present a reconciliation between the total results of segment operations and the results of operations as per the statements of income. The adjustments relate to the presentation of the results of operations of joint ventures accounted for under the equity method under IFRS.

	03.31. 2013
	As per Total segment information	Adjustment for share of profit / (loss) of joint ventures	As per statements of income
Revenues	1,715,278	(111,219)	1,604,059
Costs	(888,563)	87,365	(801,198)
Gross Profit	826,715	(23,854)	802,861
Gain from disposal of investment properties	64,019	-	64,019
General and administrative expenses	(152,166)	1,036	(151,130)
Selling expenses	(81,610)	8,366	(73,244)
Other operating results, net	106,199	974	107,173
Profit from operations	763,157	(13,478)	749,679
Share of profit of associates and joint ventures	5,952	9,160	15,112
Profit before financial results and income tax	769,109	(4,318)	764,791

	03.31. 2012
	As per Total segment information	Adjustment for share of profit / (loss) of joint ventures	As per statements of income
Revenues	1,378,860	(50,337)	1,328,523
Costs	(673,949)	36,692	(637,257)
Gross profit	704,911	(13,645)	691,266
Gain from disposal of investment properties	42,737	-	42,737
General and administrative expenses	(126,354)	1,299	(125,055)
Selling expenses	(61,922)	5,665	(56,257)
Other operating results, net	(13,789)	1,791	(11,998)
Profit from operations	545,583	(4,890)	540,693
Share of profit / (loss) of associates and joint ventures	18,841	(2,919)	15,922
Profit Before financial results and income tax	564,424	(7,809)	556,615

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Segment information (Continued)

Total segment assets are allocated based on the operations of the segment and the physical location of the asset. In line with the discussion above, segment assets include the proportionate share of the assets of joint ventures. The statements of financial position under IFRS show the net investment in these joint ventures as a single item.

03.31.2013
Total reportable assets as per segment information	5,809,158
Investment properties, net	(168,843)
Property, plant and equipment, net	(122)
Trading properties	(33,750)
Inventories	(104)
Investments in associates and joint venture	299,760
Total assets as per the statements of financial position	5,906,099

6.	Information about main subsidiaries

The Group conducts its business through several operating and holding subsidiaries which are listed in Note 1.3 of Exhibit I. The Group considers that the subsidiaries below are the ones with non-controlling interests material to the Group.

Set out below are the summarized financial information for each subsidiary that has non-controlling interests that are material to the Group:

Summarized statements of financial position

	APSA (i)			TYRUS (i)			EFANUR (i)
	03.31.2013	06.30.2012	07.01.2011	03.31.2013	06.30.2012	07.01.2011	03.31.2013	06.30.2012	07.01.2011
Assets
Non- current assets	2,085,131	1,954,917	1,858,277	1,427,330	769,240	788,363	179,376	135,922	-
Current assets	774,762	548,949	521,078	219,322	46,050	76,269	4,776	2,975	-
Total assets	2,859,893	2,503,866	2,379,355	1,646,652	815,290	864,632	184,152	138,897	-
Liabilities
Non-current liabilities	1,012,703	973,319	909,950	497,445	24,077	24,878	41,900	37,926	-
Current liabilities	752,328	558,024	536,651	46,369	38,451	65,869	1,835	1,216	-
Total liabilities	1,765,031	1,531,343	1,446,601	543,814	62,528	90,747	43,735	39,142	-
Net assets	1,094,862	972,523	932,754	1,102,838	752,762	773,885	140,417	99,755	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

6.	Information about main subsidiaries (Continued)

Summarized statements of income and statements of comprehensive income

	APSA (i)		TYRUS (i)		EFANUR (i)
	03.31.2013	03.31.2012	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Revenues	1,196,747	1,011,288	25,632	-	-	-
Profit before income tax	403,874	410,493	174,970	(18,068)	41,601	670
Income tax expense	(143,168)	(140,014)	(19,402)	-	-	-
Profit for the period	260,706	270,479	155,568	(18,068)	41,601	670
Other comprehensive income	-	-	37,305	12,737	-	-
Profit attributable to non-controlling interest	14,937	9,762	26,018	5,580	15,910	443
Dividends paid to non-controlling interest	(7,895)	(4,316)	-	-	-	-

Summarized cash flows

	APSA (i)		TYRUS (i)		EFANUR (i)
	03.31.2013	03.31.2012	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Net cash generated by (used in) operating activities	490,736	420,863	(10,730)	(7,071)	(431)	186
Net cash (used in) generated by investing activities	(335,122)	(135,721)	(146,787)	(38,047)	4,527	(131,374)
Net cash (used in) generated by financing activities	(80,012)	(247,480)	187,093	(21,924)	(2,829)	131,795
Net increase / (decrease) in cash and cash equivalents	75,602	37,662	29,576	(67,042)	1,267	607
Foreign exchange gain /(loss) on cash and cash equivalents	3,776	(4,177)	2,749	4,591	289	46
Cash and cash equivalents at beginning of year	102,698	145,552	38,854	70,147	1,446	-
Cash and cash equivalents at end of year	182,076	179,037	71,179	7,696	3,002	653

(i)	Includes consolidated financial information.
The information above is the amount before inter-company eliminations.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.	Interests in joint ventures

As of March 31, 2013, the joint ventures of the Group are Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. Nuevo Puerto Santa Fe S.A. (“NPSF”) and EH. The shares in these joint ventures are not publicly traded.

As of June 30, 2012, the joint ventures of the Group were Canteras Natal Crespo S.A., Cyrsa S.A., Puerto Retiro S.A., Baicom Networks S.A., Quality Invest S.A. and NPSF.

As noted Note 3, the Group through APSA acquired shares of common stock, representing 50% of Entertainment Holdings S.A. (“EH”)´s capital stock and votes and as a consequence  holds a jointly indirect interest in LRSA of 25% which operates the fairground Predio.

In connection with the Fairground, as publicly known, in December 2012 the Executive Branch issued Executive Order 2552/12 that annulled an executive order dated 1991 which approved the sale of the Fairground to the SRA; the effect of this new order was to revoke the sale transaction. Subsequent to December 21, 2012, the Executive Branch notified the SRA of said executive order and further ordered that the property be returned to the Federal Government within 30 subsequent days. Then, the SRA issued a press release publicly disclosing the initiation of legal actions.

Neither has the Group been served notice formally nor is it a party involved in the legal actions brought by the SRA.

As of the date of these Unaudited Condensed Interim Consolidated Financial Statements, the above mentioned legal matters resulted in certain delays in gathering all the necessary financial information to register the acquisition pursuant to IFRS 3. However, the Group has strived to complete the preliminary allocation of the price paid based on its fair value estimates made on the information available to date. Therefore, values included are preliminary and are subject to changes. The Group expects to finalize this process by June 30, 2013.

Changes in the Group’s investments in joint ventures for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of period / year	228,970	193,666
Acquisition of joint ventures	32,024	43,038
Capital contribution	29,606	15,850
Share of profit, net	9,160	(23,584)
End of period / year	299,760	228,970

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

8.	Interests in associates

As of June 30, 2012, the associate of the Group were New Lipstick LLC, Rigby 183 LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, Banco de Crédito y Securitización S.A. (“BACS”) and Bitania 26 S.A..

As of December 31, 2012, Rigby 183 LLC began to be reported on a consolidated basis an ceased to be an affiliate, thus as of March 31, 2013, the associates of the Group are New Lipstick LLC, BHSA, Tarshop S.A., Manibil S.A., Lipstick Management LLC, BACS and Bitania 26 S.A..

Changes in the Group’s investments in associates for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	1,216,845	1,179,549
Acquisition of associates	-	6,166
Capital contributions	10,319	-
Share of profit, net	5,952	35,244
Currency translation adjustment	4,996	(4,114)
Dividend payments (ii)	(33,813)	-
Decrease for the taking over (see Note 3)	(103,315)	-
End of the period/year (i) year	(*) 1,100,984	1,216,845

(i)       Includes a balance of Ps. (29,944) reflecting interests in companies with negative equity as of March 31, 2013 which is reclassified to “Provisions” (see Note 20).
(ii)      During the period, the Group cashed dividends from Manibil S.A. and BHSA in the amount of Ps. 3.3 million and Ps. 30.5 million, respectively.

9.	Investment properties

Changes in the Group’s investment properties for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	3,275,226	3,340,081
Currency translation adjustment	42,070	-
Additions and acquisitions	157,324	108,863
Acquisition of subsidiaries (ii)	679,219	-
Sales and disposals (ii)	(27,437)	(38,889)
Depreciation charge (i)	(141,632)	(134,829)
End of the period / year	3,984,770	3,275,226

(i)  Depreciation charges of investment properties were included in “Costs” in the Statements of Income (Note 26).
(ii)  See Note 3.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.           Investment properties (Continued)

The following amounts have been recognized in the statements of income:

	03.31.2013	03.31.2012
Rental and service income	1,408,089	1,144,231
Direct operating expenses	(664,274)	(532,470)
Gain from disposal of investment properties	64,019	42,737

10.	Property, plant and equipment, net

Changes in the Group’s property, plant and equipment for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	228,033	235,245
Currency translation adjustment	24	-
Additions	4,445	19,089
Disposals of unused assets	(939)	(2,919)
Depreciation charge (i)	(19,728)	(23,382)
End of the period / year	211,835	228,033

(i)     Depreciation charges of property, plant and equipment were included in “General and administrative expenses” and “Costs” in the Statement of Income (Note 26).

11.	Trading properties

Changes in the Group’s trading properties for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	176,823	181,991
Additions	6,643	15,399
Currency translation adjustment	13,609	-
Sales	(4,984)	(20,567)
End of the period / year	192,091	176,823

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.	Intangible assets, net

Changes in the Group’s intangible assets for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	29,389	31,900
Additions	614	711
Acquisition of subsidiary (goodwill)	45,723	-
Currency translation adjustment	2,824	-
Disposals	-	(2,960)
Amortization change (i)	(1,383)	(262)
End of the period / year	77,167	29,389

(i)	Amortization charges of intangible assets are included in “General and administrative expenses” in the Statement of Income (Note 26).

13.	Inventories

Group’s inventories as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Current
Hotel supplies (i)	5,984	4,792	3,575
Materials and others items of inventories (i)	10,547	10,867	3,245
Current inventories	16,531	15,659	6,820
Total inventories	16,531	15,659	6,820

(i)	Inventories cost are included in “Costs” in the Statement of Income (Note 26).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net

Group’s trade and other receivables, as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current
Trade, leases and services receivable	64,097	54,547	31,611
Less: allowance for trade receivables	(2,208)	(2,208)	(2,208)
Non-current trade receivables	61,889	52,339	29,403
VAT receivables	34,145	33,942	48,214
Minimum presumed income tax (“MPIT”)	126,273	103,263	78,387
Other tax receivables	141	1,346	1,103
Advance payments	5,141	2,980	3,114
Others	527	1,592	3,958
Non-current other receivables, net	166,227	143,123	134,776
Related parties (Note 31)	981	910	830
Non-current trade and other receivables, net	229,097	196,372	165,009

Current
Consumer financing receivables	16,261	15,992	75,117
Leases and services receivables	188,875	180,113	146,277
Receivables from hotel operations	28,792	14,106	9,954
Checks to be deposited	178,269	126,809	94,890
Notes receivables	4,808	8,317	5,987
Trade and lease debtors under legal proceedings	46,112	46,208	48,954
Less: allowance for trade receivables	(69,916)	(65,899)	(117,552)
Current trade receivables, net	393,201	325,646	263,627
VAT receivables	12,320	20,196	27,607
MPIT	-	732	226
Other tax receivables	9,564	5,691	7,282
Loans granted	5,583	11,155	644
Prepaid expenses	50,867	47,284	42,679
Restituted funds receivables	-	-	4,278
Advance from vendors	36,963	21,056	14,595
Dividends received	4,726	-	-
Other	4,461	6,891	11,925
Less: allowance for other receivables	(181)	-	-
Current other receivables, net	124,303	113,005	109,236
Related parties (Note 31)	22,727	37,226	47,132
Current trade and other receivables, net	540,231	475,877	419,995
Total trade and other receivables, net	769,328	672,249	585,004

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.	Trade and other receivables, net (Continued)

Movements on the Group’s allowance for trade and other receivables are as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	68,107	119,760
Charges of the period / year	14,757	15,554
Unused amounts reversed	(9,109)	(8,590)
Used during the period / year	(1,215)	(58,617)
Receivables written off	(235)	-
End of the period / year	72,305	68,107

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statements of income (Note 26). Amounts charged to the allowance account are generally written off, when there is no expectation of recovery.

15.	Investments in financial assets

Group’s financial assets at fair value through profit or loss as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current
Financial assets at fair value
Investment in equity securities in TGLT S.A	53,512	65,131	68,656
Investment in equity securities in Hersha	397,982	432,770	355,942
Common shares of Supertel	155,552	117,488	-
Others	10,085	10,221	271
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 31)	22,116	30,050	7,807
Total investments in non-current financial assets	639,247	655,660	432,676
Current
Financial assets at fair value
Mutual funds (Note 31)	211,180	57,955	60,061
Mortgage bonds (Note 31)	520	496	477
Non-Convertible Notes.	23,954	9	12
Non-Convertible Notes related parties and others (Note 31)	5,021	8,781	2,615
Investment in equity securities in Hersha	25,898	-	-
Others	1,175	11,668	1,911
Financial assets at amortized cost
Non-Convertible Notes related parties and others (Note 31)	11,391	-	-
Total investments in current financial assets	279,139	78,909	65,076
Total investments in financial assets.	918,386	734,569	497,752

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

16.	Derivative financial instruments

Group’s derivative financial instruments as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Assets
Non-current
Hersha call option	-	-	60,442
Warrants of Supertel	23,824	18,434	-
Total non-current derivative financial instruments	23,824	18,434	60,442
Total derivative financial instruments	23,824	18,434	60,442

17.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2013 and for the year ended June 30, 2012 and July 1st, 2011:

	03.31.2013	06.30.2012	07.01.2011
Cash at bank and on hand	239,823	234,519	161,193
Time deposits in local currency	114,702	-	-
Mutual funds	44,751	24,650	140,366
Total cash and cash equivalents	399,276	259,169	301,559

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Group’s operations for the nine-month periods ended March 31, 2013 and 2012.

	Note	03.31.2013	03.31.2012
Profit for the period		379,261	195,471
Adjustments for:
Income tax expense	22	81,093	91,296
Retirement of obsolete properties, plant and equipment	10	939	-
Amortization and depreciation	26	162,743	128,726
(Gain) from disposal of investment properties	9	(64,019)	(42,737)
Dividends received	29	(14,329)	(9,863)
Share-based payments	27	5,935	2,795
Loss on financial instruments	29	(147,527)	(26,497)
(Gain) / loss on derivative financial instruments	29	(5,390)	5,417
(Gain) from purchase of subsidiaries	28	(137,062)	-
Interest expense, net	29	208,668	201,710
Provisions and allowances		73,097	41,427
Share of (profit) of associates and joint ventures	7,8	(15,112)	(15,922)
Unrealized foreign exchange loss, net		239,165	75,030
Other financial results		-	27,360
Changes in operating assets and liabilities:
Increase in inventories		(872)	(1,300)
(Increase) / Decrease in trading properties		(1,659)	15,213
Increase in trade and other receivables, net		(27,936)	(46,675)
Increase in restricted founds		(12,542)	-
Increase in trade and other payables		39,575	2,130
Increase / (Decrease) in salaries and social security liabilities		1,897	(6,014)
Decrease in provisions		(677)	-
Net cash generated by operating activities before income tax paid		765,248	637,567

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.	Cash flow information (Continued)

The following table shows a detail of non-cash transactions occurred in the periods ended March 31, 2013 and 2012:

	03.31.2013	03.31.2012
Increase in investments in financial assets through an increase in borrowings	18,767	-
Reimbursement of expired dividends	625	3,809
Dividends payable	54,097	-
Decrease in non-controlling interest through an increase in trade and other payables	-	8,039
Foreign currency translation of subsidiaries	-	10,955
Increase in trade and other receivables, net through an increase in trade and other payables	-	429
Conversion of corporate notes	126	38
Increase in capital through a capitalization (decrease) in trade and other payables	-	1,000
Decrease in trade and other receivables, net	-	8,671
Decrease in investments in associates and joint ventures	-	16,004
Decrease in trade and other payables through a decrease in equity investments in associates and joint ventures	-	(24,675)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.	Trade and other payables

Group’s trade and other payables as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current
Trade payables	-	4	47
Admission rights	107,532	85,281	66,885
Sale and rent payments received in advance	47,969	44,846	45,345
Guarantee deposits	14,376	8,346	3,875
Non-current trade payables	169,877	138,477	116,152
Tax payment facilities plan	16,659	15,426	17,386
Other tax liabilities	1,067	3,460	2,759
Deferred income tax	8,704	8,903	10,143
Other	372	370	2,481
Non-current other payables	26,802	28,159	32,769
Related parties (Note 31)	241	20	434
Non-current trade and other payables	196,920	166,656	149,355
Current
Trade payables	54,474	54,267	40,923
Invoices to be received	76,223	65,008	57,989
Guarantee deposits	6,538	2,957	3,978
Admission rights	93,598	78,030	60,580
Sale and rent payments received in advance	176,609	119,099	106,599
Current trade payables	407,442	319,361	270,069
VAT payables	23,588	24,980	21,615
MPIT	11,556	8,683	11,435
Deferred revenue	1,315	266	17,079
Other tax liabilities	25,342	21,707	26,677
Dividends payable to non-controlling shareholders	56,599	34,724	-
Others	5,853	7,330	6,067
Current other payables	124,253	97,690	82,873
Related parties (Note 31)	62,957	83,875	61,244
Current trade and other payables	594,652	500,926	414,186
Total trade and other payables	791,572	667,582	563,541

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.	Salaries and social security liabilities

Group’s Salaries and social security liabilities as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Current
Provision for vacation, bonuses and severance	24,848	30,323	25,681
Social security payable	14,119	6,584	7,545
Others	2,537	2,700	863
Current salaries and social security liabilities	41,504	39,607	34,089
Total salaries and social security liabilities	41,504	39,607	34,089
20.	Provisions

The table below shows the movements in the Group's provisions for other liabilities categorized by type of provision:

	Labor, legal and other claims	Tax and social security	Investments in associates (*)	Others	Total as per
At July 1, 2011	14,925	670	-	392	15,987
Additions	11,705	1,697	-	90	13,492
Recovery	(5,674)	(797)	-	(126)	(6,597)
Used during the year	(2,628)	-	-	15	(2,613)
At June 30, 2012	18,328	1,570	-	371	20,269
Additions	13,094	-	29,944	-	43,038
Recovery	(2,469)	(469)	-	-	(2,938)
Used during the period	(677)	-	-	-	(677)
At March 31, 2013	28,276	1,101	29,944	371	59,692

(*)	Corresponds to equity interests in affiliates with negative equity.

The analysis of total provisions is as follows:
	03.31.2013	06.30.2012	07.01.2011
Non-current	46,556	17,823	12,881
Current	13,136	2,446	3,106
	59,692	20,269	15,987

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings

The breakdown of the Group borrowings as of March 31, 2013, June 30, 2012 and July 1st, 2011 was as follows:

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	03.31.2013	06.30.2012	07.01.2011
Non-current
APSA CN due 2014	Unsecured	US$	Fixed	10%	50,000	-	39	4,640
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	745,773	675,843	612,419
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	120,000	546,059	480,964	432,591
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	749,681	661,078	598,116
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	153,152	-	51,032	-
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	33,832	-	114,665	-
Seller financing of plot of land (vii)	Secured	US$	Fixed	3.5%	2,700	13,829	12,223	-
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	46,112	38,689	35,125
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	258	1,238	1,530	-
Seller financing of Zetol S.A. (iv)	Secured	US$	Fixed	3.5%	2,618	13,412	11,854	14,796
Other borrowings						-	-	27,585
Syndicated loan (Note 31) (v)	Unsecured	Ps.	Fixed	15.01%	118,000	90,722	-	-
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	15.01%	29,000	22,429	-	-
Banco M&T loan	Secured	US$	Fixed	1.673%	75,000	389,506	-	-
Finance leases obligations	Secured	US$	Fixed	7.5%	792	228	480	-
Total Non-current borrowings						2,618,989	2,048,397	1,725,272

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

21.	Borrowings (Continued)

						Book value
	Secured / unsecured	Currency	Rate	Effective interest rate %	Nominal Value	03.31.2013	06.30.2012	07.01.2011
Current
APSA NCN due 2012	Unsecured	Ps.	Fixed	11%	154,020	-	-	28,889
NCN IRSA due 2017	Unsecured	US$	Fixed	8.5%	150,000	9,647	23,175	20,960
APSA NCN due 2017	Unsecured	US$	Fixed	7.875%	120,000	15,323	4,555	4,490
NCN IRSA due 2020	Unsecured	US$	Fixed	11.5%	150,000	15,985	34,003	30,800
NCN IRSA due 2013	Unsecured	Ps.	Floating	Badlar + 2.49%	153,152	104,344	102,888	-
NCN IRSA due 2014	Unsecured	US$	Fixed	7.45%	33,832	174,388	38,278	-
Bank overdrafts	Unsecured	Ps.	Floating			316,375	195,270	420,032
Short-term loans						30,309	126,654	139,585
Syndicated loan (Note 31) (v)	Unsecured	Ps.	Fixed	15.01%	118,000	25,528	-	-
Banco Provincia de Buenos Aires loan (vi)	Unsecured	Ps.	Fixed	15.01%	29,000	6,522	-	-
Seller financing of plot of land (vii)	Secured	US$	Fixed	3.5%	1,800	12,287	10,342	-
Seller financing of Soleil Factory (i)	Secured	US$	Fixed	5%	12,610	2,424	2,854	4,714
Seller financing of Arcos del Gourmet S.A. (ii)	Unsecured	US$	Fixed	11.69%	1,700	8,072	10,235	-
Seller financing of Zetol S.A. (iv)	Secured	US$	Fixed	3.5%	283	1,469	1,281	18,117
Seller financing of Nuevo Puerto Santa Fe S.A. (iii)	Unsecured	US$	Fixed	7.44%	269	-	7,417	-
Finance lease obligations	Secured	US$	Fixed	7.5%	792	575	944	-
Related party (Note 31)	Unsecured	Ps.	Floating	Badlar	78,079	83,476	-	-
Current borrowings						806,724	557,896	667,587
Total borrowings						3,425,713	2,606,293	2,392,859

CN: Convertible Notes.
NCN: Non-convertible Notes

(i)	Seller financing of Soleil Factory (investment properties): Mortgage financing of US$ 20.7 million with a fixed 5% interest rate due in June 2017.
(ii)	Seller financing - Arcos del Gourmet S.A. (intangible assets).
(iii)	Seller financing - Nuevo Puerto Santa Fe S.A. (investment properties): Financing of US$ 4.5 million without interest paid in 19 installments due in February 2013.
(iv)
Seller financing of Zetol S.A. (trading properties): Mortgage financing of US$ 7 million with a fixed 3.5% interest rate. The balance is payable, by choice of the seller, in money or with the delivery of units in buildings to be built representative of 12% of the total marketable square meters built.

(v)	On November 16, 2012, the Group executed a syndicated loan for Ps. 118 million with several banks, including Banco Hipotecario. Principal will be payable in 9 quarterly consecutive installments.
(vi)	On December 12, 2012, the Group subscribed a loan with Banco Provincia de Buenos Aires for Ps. 29 million. Principal will be repaid in 9 quarterly consecutive installments beginning in December 2013.
(vii)	Seller financing of plot of land - Vista al Muelle S.A. in Canelones, Uruguay (Trading properties). Nominal value US$ 1.800 with a fixed 3,5% interest rate annual.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Current and deferred income tax

The details of the provision for the Group’s income tax, were as follows:

	03.31.2013	03.31.2012
Current income tax	(159,049)	(151,864)
Deferred income tax	77,956	60,568
Income tax gain	(81,093)	(91,296)

The gross movement on the deferred income tax account was as follows:

	03.31.2013	06.30.2012
Beginning of the period / year	(376,977)	(467,129)
Acquisition of subsidiary	(26,103)	-
Currency translation adjustment	3,096	-
Income tax and deferred income tax	77,956	90,152
End of the period / year	(322,028)	(376,977)

The Group did not recognize deferred income tax assets of Ps. 24.7 million and Ps. 48.9 million as of March 31, 2013 and June 30, 2012, respectively. Although management believes that it will become profitable in the foreseeable future, as a result of the history of recent losses incurred during the development phase of the different Group’s business operations and the lack of verifiable and objective evidence due to the limited operating history of the Group itself, the Board of Directors has determined that there is sufficient uncertainty as to the generation of sufficient income to utilize the losses within a reasonable timeframe, therefore, no deferred tax asset is recognized in relation to these losses.

Below is a reconciliation between income tax recognized and that which would result applying the prevailing tax rate on Profit before income tax for the nine-month periods ended March 31, 2013 and 2012:

	03.31.2013	03.31.2012
Tax calculated at the tax rates applicable to profits in the respective countries	172,220	97,553
Permanent differences:
Share of loss of associates and joint ventures	(21,552)	(15,384)
Unrecognized tax losses	(23,800)	7,427
Non-deductible items	2,002	5,250
Non-taxable items	-	(8,677)
Non-taxable income	(43,554)	8,612
Others	(4,223)	(3,485)
Income tax gain	81,093	91,296

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.	Dividends

The dividends paid in the period ended March 31, 2013 were Ps. 180.3 million.

Dividends for the year ended June 30, 2012 amounted to Ps. 180 million which were approved by the General Shareholders meeting as of October 31, 2012.

Expired dividends

Out of the balance of current dividends which, as of June 30, 2012, amounted to Ps. 6,092, Ps. 625 became forfeited on November 17, 2012 and during the period were canceled Ps. 2,965. The remaining balance of Ps. 2,502 is disclosed under Trade and other payables.

Dividends not yet paid

Out of the balance of Ps. 56,599 as of March 31, 2013, Ps. 2,502 corresponds to dividends not yet paid as of June 30, 2012 mentioned above and Ps. 54,097 to dividends approved by Shareholders’ meeting held on October 31, 2012.

24.	Revenues

	03.31.2013	03.31.2012
Base rent	600,070	469,951
Contingent rent	184,351	152,966
Admission rights	78,339	63,872
Averaging scheduled rent escalation	13,031	13,007
Parking fees	44,981	31,966
Letting fees	28,123	29,899
Service charges	432,043	361,716
Property management fee	25,229	18,904
Others	1,923	1,950
Total rental and service income	1,408,090	1,144,231
Sale of trading properties	20,175	50,103
Revenue from hotel operations	174,694	130,020
Consumer financing	1,100	4,169
Total other revenues	195,969	184,292
Total revenues	1,604,059	1,328,523

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

25.	Cost

	03.31.2013	03.31.2012
Costs of rental and services	664,274	532,472
Costs of sale and development	9,845	18,928
Costs from hotel operations	126,234	83,940
Costs from consumer financing	845	1,917
Total costs	801,198	637,257

26.	Expenses by nature

The Group disclosed expenses the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Group.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the period ended March 31, 2013:

	Group Costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	1,285	25,874	-	134	1,414	647	29,354
Depreciation and amortization	354	146,802	-	10,851	4,573	163	162,743
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	5,648	5,648
Advertising and other selling expenses	-	86,532	-	3,655	-	12,113	102,300
Taxes, rates and contributions	1,041	47,515	-	-	5,229	36,690	90,475
Maintenance, security, cleaning, repairs and others	1,929	157,114	34	16,307	8,085	487	183,956
Fees and payments for services	103	22,473	802	969	22,679	2,632	49,658
Director´s fees	-	-	-	-	57,529	-	57,529
Salaries, social security costs and other personnel expenses	475	169,149	3	71,364	42,558	12,773	296,322
Cost of sale of properties	4,628	-	-	-	-	-	4,628
Food, beverage and other lodging expenses	-	-	-	22,435	2,085	505	25,025
Others	30	8,815	6	519	6,978	1,586	17,934
Total expenses by nature	9,845	664,274	845	126,234	151,130	73,244	1,025,572

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

26.	Expenses by nature (Continued)

For the period ended March 31, 2012:

	Group costs
	Cost of sale and development	Cost of rental and services	Costs from consumer financing	Costs from hotel operations	General and administrative expenses	Selling expenses	Total
Leases and expenses	1,543	22,470	-	46	414	608	25,081
Depreciation and amortization.	-	117,999	17	7,742	2,940	28	128,726
Allowance for trade and other receivables (charge and recovery)	-	-	-	-	-	2,570	2,570
Advertising and other selling expenses	-	83,592	-	2,578	-	11,033	97,203
Taxes, sales and contributions	1,083	33,462	-	-	2,336	28,629	65,510
Maintenance, security, cleaning, repair and others	1,342	124,888	249	13,896	6,673	417	147,465
Fees and payments for services	345	13,660	1,612	2,404	21,715	2,235	41,971
Director’s fees	-	-	-	-	44,327	-	44,327
Salaries, social security costs and other personnel expenses	67	129,795	14	42,413	39,229	9,872	221,390
Cost of sale of properties	14,537	-	-	-	-	-	14,537
Food, beverage and other lodging expenses	-	-	-	14,473	2,294	339	17,106
Others	11	6,606	25	388	5,127	526	12,683
Total expenses by nature	18,928	532,472	1,917	83,940	125,055	56,257	818,569

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.	Employee costs

	03.31.2013	03.31.2012
Salaries, bonuses, social security expenses and others	290,387	218,595
Shared-based compensation	5,935	2,795
Total employee costs	296,322	221,390

28.	Other operating results, net

	03.31.2013	03.31.2012
Result from purchase of subsidiaries (Note 3)	137,062	-
Tax on shareholders´ personal assets	(4,681)	(3,200)
Donations	(7,606)	(6,366)
Management fees	1,037	-
Judgments and other contingencies (1)	(12,443)	(7,695)
Others	(6,196)	5,263
Total other operating results, net	107,173	(11,998)
(1)	Includes legal expenses.

29.	Financial results, net

	03.31.2013	03.31.2012
Finance income:
- Interest income	22,816	13,018
- Foreign exchange gain	58,136	50,325
- Dividends income	14,329	9,863
- Gain from derivative financial instruments	5,390	162
- Fair value gains of financial assets	164,572	40,957
- Gain from sale of financial assets	2,057	-
Total finance income	267,300	114,325

Finance costs:
- Interest expense	(231,484)	(214,728)
- Foreign exchange losses	(290,443)	(125,355)
- Fair value loss of financial assets	(17,045)	(14,460)
- Loss from derivative financial instruments	(1,162)	(6,779)
- Other financial costs	(31,603)	(22,851)
Total finance costs	(571,737)	(384,173)
Total financial results, net	(304,437)	(269,848)

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

30.	Shared-based payments

Equity incentive plan

The Group incurred a charge of Ps. 5.9 million and Ps. 2.8 million for the nine-month periods ended March 31, 2013 and 2012, respectively, related to the awards granted under the Equity Incentive Plan (1,064,008 shares granted over the period).

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions

The following is a summary of the balances with related parties as of March 31, 2013:

Related party	Reference	Description of transaction	Investments in non-current financial assets	Investments in current financial assets	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Consultores Assets Management S.A.	(4)	Reimbursement of expenses	-	-	-	2,493	-	(41)	-	-
Estudio Zang, Bergel & Viñes	(5)	Advances	-	-	-	26	-	-	-	-
		Professional fees	-	-	-	79	-	(732)	-	-
Fundación IRSA	(4)	Reimbursement of expenses	-	-	-	50	-	(2)	-	-
Museo de los Niños	(4)	Reimbursement of expenses	-	-	-	629	-	(174)	-	-
		Leases	-	-	-	614	-	-	-	-
Directors		Reimbursement of expenses	-	-	-	-	(220)	-	-	-
		Fees	-	-	-	-	-	(15,268)	-	-
		Guarantee deposits	-	-	-	-	(21)	(72)	-	-
Quality invest S.A.	(2)	Reimbursement of expenses	-	-	-	5	-	(38)	-	-
New Lipstick LLC	(3)	Reimbursement of expenses	-	-	-	1,446	-	-	-	-
Lipstick Management LLC	(3)	Reimbursement of expenses	-	-	-	482	-	-	-	-
IRSA Development LP	(3)	Reimbursement of expenses	-	-	-	9	-	-	-	-
		Capital contributions	-	-	-	-	-	(5)	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Inversiones Financieras del Sur S.A.	(6)	Borrowings	-	-	-	189	-	-	-	-
		Reimbursement of expenses	-	-	-	-	-	(3)	-	-
Elsztain Managing Partners Limited	(4)	Management fees	-	-	-	-	-	(48)	-	-
Banco Hipotecario S.A.	(8)	Mortgage bonds	-	520	-	-	-	-	-	-
		Reimbursement of expenses	-	-	-	312	-	(347)	-	-
		Leases	-	-	-	1	-	-	-	-
		Borrowings	-	-	-	-	-	-	(15,600)	(4,293)
		Non-Convertible Notes	-	5,021	-	-	-	-	-	-
Cyrsa S.A.	(9)	Reimbursement of expenses	-	-	-	1,010	-	(309)	-	-
		Borrowings	-	-	-	-	-	-	-	(83,476)
Tarshop S.A.	(10)	Reimbursement of expenses	-	-	-	168	-	(216)	-	-
		Leases	-	-	-	6	-	-	-	-
		Rental	-	-	-	1,557	-	(49)	-	-
Nuevo Puerto Santa Fe S.A.	(2)	Reimbursement of expenses	-	-	-	780	-	(160)	-	-
		Leases to be accrued	-	-	-	-	-	(133)	-	-
		Space rentals	-	-	-	36	-	(28)	-	-
Canteras Natal Crespo S.A.	(9)	Management fees	-	-	-	547	-	-	-	-
		Contributions to be paid in	-	-	-	155	-	-	-	-
		Borrowings	-	-	-	95	-	-	-	-
		Reimbursement of expenses	-	-	-	490	-	-	-	-
Baicom Networks S.A.	(11)	Reimbursement of expenses	-	-	-	14	-	(2)	-	-
		Management fees	-	-	-	6	-	-	-	-
		Borrowings	-	-	981	-	-	-	-	-

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31	Related party transactions (Continued)

Related party	Reference	Description of transaction	Investments in financial assets non-current	Investments in financial assets current	Trade and other receivables non-current	Trade and other receivables current	Trade and other payables non-current	Trade and other payables current	Borrowings Non-current	Borrowings current
Puerto Retiro S.A.	(12)	Reimbursement of expenses	-	-	-	158	-	-	-	-
		Loans granted	-	-	-	3,777	-	-	-	-
		Contributions	-	-	-	101	-	-	-	-
Cactus Argentina S.A.	(13)	Reimbursement of expenses	-	-	-	8	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	Other receivables	-	-	-	14	-	-	-	-
		Reimbursement of expenses	-	-	-	3,449	-	(33,833))	-	-
		Shared services	-	-	-	2,670	-	(11,489))	-	-
		Offices rental	-	-	-	429	-	-	-	-
		Borrowings	-	-	-	853	-	-	-	-
		Non-convertible Notes – Cresud S.A.C.I.F y A.	22,116	11,391	-	-	-	-	-	-
Futuros y Opciones.com S.A.	(13)	Reimbursement of expenses	-	-	-	43	-	(8))	-	-
		Other receivables	-	-	-	3	-	-	-	-
Boulevard Norte S.A.	(14)	Reimbursement of expenses	-	-	-	14	-	-	-	-
FyO Trading S.A.	(13)	Reimbursement of expenses	-	-	-	8	-	-	-	-
Helmir S.A.	(13)	Reimbursement of expenses	-	-	-	1	-	-	-	-
Dolphin Fund Plc.	(7)	Shares/Mutual funds	-	142,838	-	-	-	-	-	-
Total			22,116	159,770	981	22,727	(241))	(62,957))	(15,600))	(87,769))

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

31.	Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Reference	Rental	Fees	Income/expenses of shared services	Legal fees	Interest income / (expenses)	Others
Estudio Zang, Bergel & Viñes	(5)	-	-	-	(1,667)	-	-
Fundacion IRSA	(4)	-	-	(2)	-	-	(1,420)
Directors		-	(57,529)	-	-	-	-
Canteras Natal Crespo S.A.	(9)	-	-	72	-	8	-
Cyrsa S.A.	(9)	-	-	-	-	(5,397)	-
Tarshop S.A.	(10)	4,271	-	234	-	-	-
Baicom Networks S.A.	(11)	-	-	9	-	71	-
Consultores Assets Management S.A.	(4)	140	-	-	-	-	-
Puerto Retiro S.A.	(12)	-	-	-	-	343	-
Banco Hipotecario S.A.	(8)	-	-	-	-	56	-
Quality Invest S.A.	(2)	-	-	-	-	10	162
Inversiones Financieras del Sur S.A.	(6)	-	-	-	-	155	-
Cresud S.A.C.I. F. y A.	(1)	1,258	(12,267)	(49,022)	-	4,426	-
Nuevo Puerto Santa Fe S.A.	(2)	(27)	-	-	-	-	794
		5,642	(69,796)	(48,709)	(1,667)	(328)	(464)

(1)	Majority shareholder.
(2)	Joint venture of APSA.
(3)	Direct or indirect associate of Tyrus.
(4)	Related to the President of the Company.
(5)	Legal services related to the Board of Directors.
(6)	Shareholder of Cresud S.A.C.I.F. y A.
(7)
Since 1996, the Group maintains an investment in Dolphin Fund Plc, an Investment Fund related to the Group’s president. The investment is recorded as financial instruments at fair value through profit and loss. As of March 31, 2013 this investment amounts to Ps. 142.8 million. During October 2012, there has been additional investment for an amount of US$ 20 million.

(8)	Associate.
(9)	Join venture.
(10)	Associate of APSA.
(11)	Joint venture through E-Commerce Latina S.A.
(12)	Joint venture through Inversora Bolívar S.A.
(13)	Subsidiary of Cresud.
(14)	Subsidiary of EH, joint venture of APSA.

IRSA Inversiones y Representaciones Sociedad Anónima
Notes to the Unaudited Condensed Interim Consolidated Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

32.	Negative working capital

As of the period-end, the Group has recorded negative working capital which is currently under consideration of the Board of Directors and Management.

33.	Events after the date of the statement of financial position

1.	Advanced dividends distribution

On May 3, 2013, the General Shareholders’ Meeting of APSA approved the ratification and distribution of an advanced cash dividend established by the Board of Directors in the amount if of Ps. 166,500 for the current year.

2.	Sale of Hersha’s shares

During April and May, 2013 the Group sold 872,602 ordinary shares of Hersha for a total amount of US$ 5.1 million.

3.	Significant sale of investment properties

On May 8, 2013, IRSA signed the transfer deed for the sale of the 17th floor and two parking units of the Building Maipú 1300 and two parking units of the building Libertador 498. The total price of the transaction was Ps. 7.8 million (US$ 1.5 million). Such transaction generated a gain of approximately Ps. 6.3 million.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 - 1° floor
Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have reviewed the accompanying unaudited condensed interim consolidated statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima and its subsidiaries as of March 31, 2013, and the related unaudited condensed interim consolidated statements of income, unaudited condensed interim consolidated statements of comprehensive income for the nine and three-month periods ended March 31, 2013, and the unaudited condensed interim consolidated statements of changes of shareholders’ equity and unaudited condensed interim consolidated statements of cash flows for the nine-month period ended March 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Financial Reporting Standards (IFRS). The IFRS as issued by the International Accounting Standard Board (IASB) were adopted as accounting standards by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) and incorporated by the National Securities Commission (CNV) to its regulations. Therefore, the Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim consolidated financial statements in accordance with International Accounting Standard 34 "Interim Financial Reporting" (IAS 34). Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in note 2.1 to the unaudited condensed interim consolidated financial statements, these unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in note 2.3 to these unaudited condensed interim consolidated financial statements. The amounts included in the reconciliations shown in note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim consolidated financial statements have not been prepared in all material respects in accordance with IAS 34.

6.	In accordance with current regulations, we hereby inform that:

a)
the unaudited condensed interim consolidated financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the CNV;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Business Summary (“Reseña Informativa”) and the Additional Information to the notes to the unaudited condensed interim consolidated financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2013, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 283,208, which was not callable at that date.

Autonomous City of Buenos Aires, May 17, 2013.

PRICE WATERHOUSE & Co. S.R.L.	ABELOVICH, POLANO & ASOCIADOS S.R.L.
(Partner)	(Partner)
C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Martín Barbafina Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65	C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E. C.A.B.A. T° 134 F° 85

IRSA Inversiones y Representaciones Sociedad Anónima

Unaudited Condensed Interim Separate Financial Statements as of March 31, 2013 and for the nine-month periods ended March 31, 2013 and 2012

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Financial Position
as of March 31, 2013, June 30, 2012 and July 1st, 2011
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

	Note	03.31.2013	06.30.2012	07.01.2011
ASSETS
Non-current Assets
Investment properties, net	6	844,113	890,433	925,906
Property, plant and equipment, net	7	8,294	8,765	10,138
Trading properties	8	64,799	66,997	65,252
Intangible assets, net	9	5,934	5,987	8,724
Investments in subsidiaries, associates and joint ventures	5	3,791,602	3,357,430	3,289,725
Deferred income tax assets	18	52,595	-	-
Trade and other receivables, net	11	148,333	139,449	60,567
Investments in financial assets	12	102	163,594	149,157
Total Non-current Assets		4,915,772	4,632,655	4,509,469
Current Assets
Trading properties	8	2,451	4,120	10,840
Inventories	10	511	474	427
Trade and other receivables, net	11	63,616	67,854	126,605
Investments in financial assets	12	2,720	20,680	24,302
Cash and cash equivalents	13	122,338	76,872	45,163
Total Current Assets		191,636	170,000	207,337
TOTAL ASSETS		5,107,408	4,802,655	4,716,806

SHAREHOLDERS’ EQUITY
Shared capital		578,676	578,676	578,676
Inflation adjustment of share capital		123,329	274,387	274,387
Share premium		793,123	793,123	793,123
Reserve for share-based payments		8,321	2,595	-
Legal reserve		85,140	71,136	57,031
Other reserves		492,441	419,783	391,262
Cumulative translation adjustment		38,500	14,502	-
Acquisition of additional interest in subsidiaries		(17,254)	(15,714)	-
Retained earnings		716,478	510,853	656,525
TOTAL SHAREHOLDERS’ EQUITY		2,818,754	2,649,341	2,751,004

LIABILITIES
Non-Current Liabilities
Trade and other payables	14	9,281	6,699	5,032
Borrowings	17	1,588,456	1,550,369	1,293,259
Deferred income tax liabilities	18	-	19,179	79,464
Provisions	16	7,065	6,198	-
Total Non-Current Liabilities		1,604,802	1,582,445	1,377,755
Current Liabilities
Trade and other payables	14	132,768	113,228	52,693
Salaries and social security liabilities	15	3,520	5,151	3,086
Borrowings	17	541,819	451,615	531,186
Provisions	16	5,745	875	1,082
Total Current Liabilities		683,852	570,869	588,047
TOTAL LIABILITIES		2,288,654	2,153,314	1,965,802
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES		5,107,408	4,802,655	4,716,806

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

1

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Income
for the nine and three-month periods beginning on July 1st, 2012 and 2011 and January 1st, 2013 and 2012, respectively, and ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

		Nine months		Three months
	Note	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Revenues	20	207,196	187,466	69,735	61,859
Costs	21	(80,683)	(69,055)	(26,578)	(22,368)
Gross profit		126,513	118,411	43,157	39,491
Gain from disposal of investment properties	6	63,783	42,737	7,824	18,010
General and administrative expenses	22	(56,828)	(48,572)	(17,910)	(17,267)
Selling expenses	22	(12,415)	(10,550)	(5,110)	(3,465)
Other operating results, net	24	(11,080)	(8,553)	(1,795)	(1,898)
Profit from operations		109,973	93,473	26,166	34,871
Share of profit of subsidiaries, associates, and joint ventures	5	439,099	255,403	151,428	110,013
Profit from operations before financial results and income tax		549,072	348,876	177,594	144,884
Finance income	25	91,017	59,433	21,821	34,363
Finance cost	25	(391,225)	(278,591)	(130,732)	(88,227)
Financial results, net	25	(300,208)	(219,158)	(108,911)	(53,864)
Profit before income tax		248,864	129,718	68,683	91,020
Income tax	18	71,774	46,904	28,173	4,051
Profit for the period		320,638	176,622	96,856	95,071

Profit per share for the period:
Basic		0.554	0.305	0.167	0.164
Diluted		0.554	0.305	0.167	0.164

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

2

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Comprehensive Income
for the nine and three-month periods beginning on July 1st, 2012 and 2011 and January 1st, 2013 and 2012, respectively, and ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Nine months		Three months
	03.31.2013	03.31.2012	03.31.2013	03.31.2012
Profit for the period	320,638	176,622	96,856	95,071
Other Comprehensive Income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustment of subsidiaries, associates, and joint ventures (Note 5)	36,913	12,078	13,492	3,294
Other comprehensive income for the period (i)	36,913	12,078	13,492	3,294
Total comprehensive income for the period	357,551	188,700	110,348	98,365

(i) Components of other comprehensive income have no impact on income tax.

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

3

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2012	578,676	274,387	793,123	(15,714)	14,502	2,595	71,136	419,783	510,853	2,649,341
Profit for the period	-	-	-	-	-	-	-	-	320,638	320,638
Other comprehensive income for the period	-	-	-	-	36,913	-	-	-	-	36,913
Total comprehensive income for the period	-	-	-	-	36,913	-	-	-	320,638	357,551
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	14,004	72,658	(86,662)	-
Application of deferred income tax liability approved by Shareholders’ meeting held 10.31.12	-	(151,058)	-	-	-	-	-	-	151,058	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.12	-	-	-	-	-	-	-	-	(180,000)	(180,000)
Reserve for share-based compensation	-	-	-	-	-	5,726	-	-	-	5,726
Cumulative translation adjustment for interest held before business combination	-	-	-	-	(12,915)	-	-	-	-	(12,915)
Acquisition of subsidiary	-	-	-	(1,540)	-	-	-	-	-	(1,540)
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	591	591
Balance at March 31, 2013	578,676	123,329	793,123	(17,254)	38,500	8,321	85,140	492,441	716,478	2,818,754

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

4

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Changes in Shareholders’ Equity
for the nine-month periods ended March 31, 2013 and 2012
 (All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Share capital	Inflation adjustment of share capital	Share premium	Acquisition of additional interest in subsidiaries	Cumulative translation adjustment	Reserve for share-based compensation	Legal reserve	Other reserves	Retained earnings	Total Shareholders’ equity
Balance at July 1st, 2011	578,676	274,387	793,123	-	-	-	57,031	391,262	656,525	2,751,004
Profit for the period	-	-	-	-	-	-	-	-	176,622	176,622
Other comprehensive income for the period	-	-	-	-	12,078	-	-	-	-	12,078
Total comprehensive income for the period	-	-	-	-	12,078	-	-	-	176,622	188,700
Appropriation of retained earnings approved by Shareholders’ meeting held 10.31.11	-	-	-	-	-	-	14,105	56,421	(70,526)	-
Distribution of dividends approved by Shareholders’ meeting held 10.31.11	-	-	-	-	-	-	-	-	(211,575)	(211,575)
Reserve for share-based compensation	-	-	-	-	-	2,698	-	-	-	2,698
Reimbursement of expired dividends	-	-	-	-	-	-	-	-	3,640	3,640
Acquisition of subsidiary	-	-	-	(15,311)	-	-	-	-	-	(15,311)
Balance at March 31, 2012	578,676	274,387	793,123	(15,311)	12,078	2,698	71,136	447,683	554,686	2,719,156

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

5

IRSA Inversiones y Representaciones Sociedad Anónima
Unaudited Condensed Interim Separate Statements of Cash Flows
for the nine-month periods ended March 31, 2013 and 2012
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina.

	Note	03.31.2013	03.31.2012
Operating activities:
Cash generated from the operations	13	78,095	123,655
Net cash generated by operating activities		78,095	123,655
Investing activities:
Capital contributions to subsidiaries, associates and joint ventures	5	(88,717)	(59,237)
Additions of investment properties	6	(2,242)	(7,226)
Proceeds from sale of investment properties, net	6	91,123	52,827
Additions of property, plant and equipment	7	(1,023)	(1,446)
Additions of intangible assets, net	9	(156)	(135)
Additions of investments in financial assets		-	(25,792)
Proceeds from sale of investments in financial assets		245,829	-
Interest received		15,121	27,436
Loans granted to subsidiaries, associates and joint ventures		(24,555)	(115,544)
Loans repayments received from subsidiaries, associates and joint ventures		17,882	151,038
Dividends received		142,410	111,793
Net cash generated by investing activities		395,672	133,714
Financing activities:
Bank overdrafts, net		(52,491)	(222,897)
Proceeds from borrowings		-	80,000
Repayments of borrowings		(132,074)	(50,000)
Dividends paid	19	(163,216)	(211,575)
Interest paid		(190,110)	(187,496)
Payment of borrowings from subsidiaries, associates and joint ventures		(2,715)	-
Proceeds from borrowings from subsidiaries, associates and joint ventures		107,071	46,881
Acquisition of non-controlling interest in subsidiaries		(648)	-
Issuance of non-convertible notes		-	295,035
Net cash used in financing activities:		(434,183)	(250,052)
Net increase in cash and cash equivalents		39,584	7,317
Cash and cash equivalents at the beginning of the period	13	76,872	45,163
Foreign exchange gain on cash and cash equivalents		5,882	519
Cash and cash equivalents at end of period		122,338	52,999

The accompanying notes are an integral part of these Unaudited Condensed Interim Separate Financial Statements.

Inversiones y Representaciones S.A.

By:	/s/ Eduardo S. Elsztain
Eduardo S. Elsztain
President

6

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

1.	General information and company’s business

IRSA Inversiones y Representaciones Sociedad Anónima (“IRSA” or the “Company”) was founded in 1943, primarily engaged in managing real estate holdings in Argentina since 1991.

IRSA is a corporation incorporated and domiciled in Argentina. The address of its registered office is Moreno 877, 23rd Floor, Buenos Aires, Argentina.

The Company primarily owns, manages and develops a portfolio of office and other rental properties in Buenos Aires. In addition, IRSA through its subsidiaries, associates and joint ventures manages and develops shopping centers and branded hotels across Argentina, and also office properties in the United States of America.

These Unaudited Condensed Interim Separate Financial Statements have been approved for issue by the Board of Directors on May 17, 2013.

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”)

2.1.	Basis of preparation and transition to RT 26

The National Securities Commission, (“CNV”, as per its Spanish acronym), through General Resolutions No. 562/09 and 576/10, has provided for the application of Technical Resolutions No. 26 and 29 of the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”, as per its Spanish acronym), which adopt the International Financial Reporting Standards (“IFRS”), issued by the International Accounting Standards Board (“IASB”), for companies subject to the public offering regime ruled by Law 17,811, due to the listing of their shares or corporate notes, and for entities that have applied for authorization to be listed under the mentioned regime.

The Company is required to adopt IFRS as from the fiscal year beginning July 1st, 2012. Consequently, the Company’s transition date for the adoption of IFRS as defined by IFRS 1, “First time adoption of IFRS”, is July 1st, 2011.

The Unaudited Condensed Interim Separate Financial Statements of the Company for the nine and three-month periods ended March 31, 2013 and 2012 have been prepared in accordance with RT 26 of FACPCE, adopted by CNV. This Technical Resolution differs from International Accounting Standard (IAS) 34 “Interim Financial Reporting” issued by IASB, in reference to the accounting measurement criteria of the investments in subsidiaries, joint ventures and associates, which are accounted for under the equity method described by IAS 28 “Investments in associates”. This criterion differs from the provisions of paragraph 38 of IAS 27 “Separate Financial Statements”, whereby such investments are measured at cost or fair value.

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

These Unaudited Condensed Interim Separate Financial Statements have been prepared in accordance with the accounting policies that the Company expects to adopt in its first annual separate financial statements as of June 30, 2013, issued in accordance with IFRS. The accounting policies are based on IFRS issued by the IASB and the interpretations issued by the IFRS Interpretation Committee (“IFRIC”) that the Company expects to become applicable on such date.

The separate financial statements of the Company were prepared in accordance with the Argentine accounting standards (Argentine GAAP) in force, which differ from IFRS in some significant areas. To prepare these Unaudited Condensed Interim Separate Financial Statements, the Management of the Company has modified certain valuation and presentation accounting policies that were previously applied under Argentine GAAP in order comply with the IFRS.

Comparative figures and figures as of the transition date (July 1st, 2011) have been modified to reflect such adjustments. The notes below include a reconciliation of shareholders’ equity of separate financial statements prepared in accordance with the Argentine GAAP on the transition date (July 1st, 2011), on the adoption date (June 30, 2012) and on the closing date of the comparative period (March 31, 2012) and the statement of income and other comprehensive income for the fiscal year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012, and those presented in accordance with RT 26 in these Unaudited Condensed Interim Separate Financial Statements, as well as the effects of the adjustments to cash flows.

These Unaudited Condensed Interim Separate Financial Statements should be read together with the annual financial statements of the Company as of June 30, 2012 prepared in accordance with Argentine GAAP in force, and with the Unaudited Condensed Interim Separate Financial Statements as of September 30, 2012, with include an exhibit (the “Exhibit I”) which presents additional information as of June 30, 2012 and July 1st, 2011 under IFRS which is considered necessary to understand these Unaudited Condensed Interim Separate Financial Statements. Amounts included in the statement of financial position, statement of income, statement of changes in shareholders’ equity and statement of cash flows prepared under IFRS for the year ended June 30, 2012 and the amounts included in the statement of financial position as of July 1st, 2011 are detailed in Note 2.3 to these Unaudited Condensed Interim Separate Financial Statements. These Unaudited Condensed Interim Separate Financial Statements are presented in Argentine Pesos.

These Unaudited Condensed Interim Separate Financial Statements corresponding to the nine and three-month periods ended March 31, 2013 and 2012 have not been audited. The Company’s Management believes they include all necessary adjustments to fairly present the results of each period. The Company’s nine and three-month periods ended March 31, 2013 and 2012 results do not necessarily reflect the proportion of the Company’s full-year results.

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The format of the primary financial statements under Argentine GAAP is governed by Technical Resolutions 8 and 9 of the FACPCE and Resolutions of the CNV. IAS 1, “Presentation of Financial Statements” requires certain disclosures to be made on the face of the primary statements and other required disclosures may be made in the notes of the financial statements, unless another standard specifies otherwise. The transition to Technical Resolutions No. 26 has resulted in the Company changing the format of its statements of income, statements of financial position and statements of cash flows, as well as the disclosure of certain line items not prescribed by Argentine GAAP.

2.2.           Initial elections upon adoption of RT No. 26

As a general rule, the Company is required to establish its IFRS accounting policies for the year ended June 30, 2013 and apply these retrospectively. However, advantage has been taken of certain exemptions and exceptions afforded by IFRS 1.

In Note 2.2. to the Unaudited Condensed Interim Consolidated Financial Statements of the Company indicates the exemptions and exceptions that are applicable in IFRS 1 and that have been applied in the transition from Argentine GAAP to RT 26.

2.3.	Reconciliations of Argentine GAAP to Technical Resolution No. 26 (“RT 26”)

In accordance with the requirements of Technical Resolution No. 26 and No. 29 of FACPCE, set out below are the reconciliations of shareholders’ equity in accordance with Argentine GAAP and RT 26 at June 30, 2012, at March 31, 2012 and July 1st, 2011, and the reconciliations of income, comprehensive income and cash flows for the year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012. The reconciliations included below were prepared based on the IFRS standards that are estimated to be applicable for the Company for the financial statements as of and for the year ended June 30, 2013. The items and amounts in the reconciliations included below are subject to change and should only be deemed final when the consolidated financial statements prepared under RT 26 for the first time as of and for the year ended June 30, 2013 are issued.

The items and amounts included in the reconciliations could be modified to the extent that, when preparing financial statements as of and for the year ended June 30, 2013, applicable standards are different.

The first reconciliation provides an overview of the impact on shareholders’ equity of the transition at July 1st, 2011, at March 31, 2012 and June 30, 2012 (Note 2.3.1). The second reconciliation provides an overview of the impact on income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.1).  The third reconciliation provides an overview of the impact on other comprehensive income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.1).

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Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The following reconciliations provide details of the impact of the transition on:

•	Statement of financial position as of July 1st, 2011 (Note 2.3.2)
•	Statement of financial position as of March 31, 2012 (Note 2.3.3)
•	Statement of financial position as of June 30, 2012 (Note 2.3.4)
•	Statement of income for the nine-month period ended March 31, 2012 (Note 2.3.5)
•	Statement of income for the three-month period ended March 31, 2012 (Note 2.3.6)
•	Statement of income for the year ended June 30, 2012 (Note 2.3.7)
•	Statement of comprehensive income for the nine-month period ended March 31, 2012 (Note 2.3.8)
•	Statement of comprehensive income for the three-month period ended March 31, 2012 (Note 2.3.9)
•	Statement of comprehensive income for the year ended June 30, 2012 (Note 2.3.10)
•	Statements of cash flow for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012 (Note 2.3.11)

2.3.1.           Summary of equity

		07.01.2011	03.31.2012	06.30.2012
Shareholders’ equity under Argentine GAAP		2,313,687	2,365,292	2,335,279
Revenue recognition – “scheduled rent increases”	(B)	4,445	3,823	3,616
Trading properties	(C)	(3,620)	(2,196)	(2,913)
Pre-operating and organization expenses	(D)	(41)	(41)	(1,180)
Goodwill	(E)	368,574	353,978	348,865
Non-current investments – financial assets	(F)	10,187	10,487	10,160
Initial direct costs on operating leases	(G)	465	620	595
Tenant deposits	(H)	73	170	217
Present value accounting – tax credits	(I)	-	(110)	(178)
Investments in subsidiaries	(K)	81,874	14,056	(22,634)
Investments in associates	(L)	(3,889)	(6,768)	(7,501)
Investments in joint ventures	(M)	(16,795)	(16,006)	(11,421)
Acquisition of non-controlling interest	(N)	-	-	(33)
Amortization of borrowing costs	(O)	110	487	123
Deferred income tax	(Q)	(4,066)	(4,636)	(3,654)
Shareholders’ equity under RT 26		2,751,004	2,719,156	2,649,341

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.1.           Summary of profit

		03.31.12	06.30.12	01.01.12 to 03.31.12
Profit under Argentine GAAP		227,954	280,081	86,770
Revenue recognition – “scheduled rent increases”	(B)	(622)	(829)	(209)
Trading properties	(C)	1,424	707	-
Pre-operating and organization expenses	(D)	-	(1,139)	-
Goodwill	(E)	(14,382)	(19,709)	(4,691)
Non-current investments – financial assets	(F)	300	(27)	2,227
Initial direct costs on operating leases	(G)	156	130	95
Tenant deposits	(H)	99	144	121
Present value accounting – tax credits	(I)	(110)	(178)	(110)
Investment properties	(J)	-	-	16,595
Investments in subsidiaries	(K)	(35,914)	(57,476)	3,012
Investments in associates	(L)	(2,880)	(3,612)	(2,412)
Investments in joint ventures	(M)	789	5,374	352
Amortization of borrowing costs	(O)	378	12	(193)
Deferred income tax	(Q)	(570)	413	(6,486)
Profit under RT 26		176,622	203,891	95,071

2.3.1.	Summary of other comprehensive income

		03.31.12	06.30.12	01.01.12 to 03.31.12
Other comprehensive income under Argentine GAAP		28,888	45,851	8,827
Currency translation adjustment from subsidiaries, associates and joint ventures	(L)	(16,810)	(31,349)	(5,533)
Other comprehensive income under RT 26		12,078	14,502	3,294

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Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.2.	Reconciliation of statement of financial position as of July 1st, 2011

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-current Assets
Investment properties, net	-	a	925,441	G	465	925,906
Property, plant and equipment, net	930,893	a,b,f,g	(920,755)		-	10,138
Trading properties	-	b,c	68,160	C	(2,908)	65,252
Intangible assets, net	8,473	g	292	D	(41)	8,724
Inventories	61,685	b,c	(61,685)		-	-
Investments in subsidiaries, associates and joint ventures	2,898,095		-	E,K,L,M	391,630	3,289,725
Other investments	144,072	a,b,d,f	(144,072)		-	-
Trade and other receivables, net	59,380		-	B	1,187	60,567
Investments in financial assets	8,255	d	130,715	F	10,187	149,157
Negative Goodwill	(38,134)		-	E	38,134	-
Total Non-current Assets	4,072,719		(1,904)		438,654	4,509,469
Current Assets
Trading properties	-	b,c	11,552	C	(712)	10,840
Inventories	11,979	b,c	(11,552)		-	427
Trade and other receivables, net	121,443	f	1,904	B	3,258	126,605
Investments in financial assets	2,170	e	22,132		-	24,302
Cash and cash equivalents	45,163		-		-	45,163
Other investments	22,132	e	(22,132)		-	-
Total Current Assets	202,887		1,904		2,546	207,337
TOTAL ASSETS	4,275,606		-		441,200	4,716,806

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Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share capital	578,676		-		-	578,676
Inflation adjustment of share capital	274,387		-		-	274,387
Share premium	793,123		-		-	793,123
Cumulative translation adjustment	34,124		-	A	(34,124)	-
Legal reserve	57,031		-		-	57,031
Other reserves	391,262		-		-	391,262
Retained earnings	185,084		-		471,441	656,525
TOTAL SHAREHOLDERS’ EQUITY…..	2,313,687		-		437,317	2,751,004

LIABILITIES
Non-current Liabilities
Trade and other payables	5,526		-	H	(494)	5,032
Borrowings	1,293,259		-		-	1,293,259
Deferred income tax liabilities	75,398		-	Q	4,066	79,464
Total Non-current Liabilities	1,374,183		-		3,572	1,377,755
Current Liabilities
Trade and other payables	52,272		-	H	421	52,693
Payroll and social security liabilities	3,086		-		-	3,086
Borrowings	531,296		-	O	(110)	531,186
Provisions	1,082		-		-	1,082
Total Current Liabilities	587,736		-		311	588,047
TOTAL LIABILITIES	1,961,919		-		3,883	1,965,802
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,275,606		-		441,200	4,716,806

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Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.3.	Reconciliation of statement of financial position as of March 31, 2012

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-current Assets
Investment properties, net	-	a	911,539	G	620	912,159
Property, plant and equipment, net	917,672	a,b,f,g	(906,292)		-	11,380
Trading properties	-	b,c	69,602	C	(1,857)	67,745
Intangible assets, net	6,476	g	235	D,E	227	6,938
Investments in subsidiaries, associates and joint ventures	3,184,593		-	E,K,L,M	308,416	3,493,009
Other investments	161,540	a,b,d	(161,540)		-	-
Deferred income tax asset	4,325		-		-	4,325
Trade and other receivables, net	74,847		-	B	850	75,697
Investments in financial assets	-	d	148,442	F	10,487	158,929
Inventories	63,281	b,c	(63,281)		-	-
Negative Goodwill	(36,576)		-	E	36,576	-
Total Non-current Assets	4,376,158		(1,295)		355,319	4,730,182
Current assets
Trading properties	-	b	3,999	C	(339)	3,660
Inventories	-	a,b,f	490		-	490
Trade and other receivables, net	62,324	f	1,295	B	2,973	66,592
Investments in financial assets	2,441	e	29,377		-	31,818
Cash and cash equivalents	52,999		-		-	52,999
Investments	29,377	a,b,e	(29,377)		-	-
Inventories	4,489	b	(4,489)		-	-
Total Current Assets	151,630		1,295		2,634	155,559
TOTAL ASSETS	4,527,788		-		357,953	4,885,741

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Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share capital	578,676		-		-	578,676
Inflation adjustment of share capital	274,387		-		-	274,387
Share Premium	793,123		-		-	793,123
Cumulative Translation Adjustment	63,012		-	A	(50,934)	12,078
Reserve for share-based payments	2,698		-		-	2,698
Legal reserve	71,136		-		-	71,136
Other reserves	447,683		-		-	447,683
Acquisition of additional interest in subsidiaries	-		-	K	(15,311)	(15,311)
Retained earnings	134,577		-		420,109	554,686
TOTAL SHAREHOLDERS’ EQUITY	2,365,292		-		353,864	2,719,156

LIABILITIES
Non-current Liabilities
Trade and other payables	7,644		-	H,I	(465)	7,179
Deferred income tax liabilities	33,367		-	Q	4,636	38,003
Borrowings	1,621,385		-		-	1,621,385
Total Non-current Liabilities	1,662,396		-		4,171	1,666,567
Current Liabilities
Trade and other payables	132,537		-	H	405	132,942
Payroll and social security liabilities	3,131		-		-	3,131
Borrowings	358,045		-	O	(487)	357,558
Provisions	6,387		-		-	6,387
Total Current Liabilities	500,100		-		(82)	500,018
Total Liabilities	2,162,496		-		4,089	2,166,585
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,527,788		-		357,953	4,885,741

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Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.4.	Reconciliation of statement of financial position as of June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
ASSETS
Non-current Assets
Investment properties, net	-	a	889,838	G	595	890,433
Property, plant and equipment, net	894,317	a,f,g	(885,552)		-	8,765
Trading properties	-	b,c	68,854	C	(1,857)	66,997
Intangible assets, net	6,452	g	506	D,E	(971)	5,987
Inventories	63,089	b,c	(63,089)		-	-
Investments in subsidiaries, associates and joint ventures	3,086,419		-	E,K,L,M	271,011	3,357,430
Other investments	165,246	a,b,d	(165,246)		-	-
Trade and other receivables, net	136,472		-	B	2,977	139,449
Investments in financial assets	-	d	153,434	F	10,160	163,594
Negative goodwill	(36,056)		-	E	36,056	-
Total Non-current Assets	4,315,939		(1,255)		317,971	4,632,655
Current Assets
Trading properties	-	b,c	5,176	C	(1,056)	4,120
Inventories	5,650	b,c	(5,176)		-	474
Trade and other receivables, net	65,960	f	1,255	B	639	67,854
Investments in financial assets	2,494	e	18,186		-	20,680
Cash and cash equivalents	76,872		-		-	76,872
Other investments	18,186	e	(18,186)		-	-
Total Current Assets	169,162		1,255		(417)	170,000
TOTAL ASSETS	4,485,101		-		317,554	4,802,655

16

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
SHAREHOLDERS’ EQUITY
Share capital	578,676		-		-	578,676
Inflation adjustment of share capital	274,387		-		-	274,387
Share premium	793,123		-		-	793,123
Cumulative translation adjustment	79,975		-	A	(65,473)	14,502
Reserve for share-based payments	2,595		-		-	2,595
Legal reserve	71,136		-		-	71,136
Other reserves	419,783		-		-	419,783
Acquisition of non-controlling interest	-		-	K	(15,714)	(15,714)
Retained earnings	115,604		-		395,249	510,853
TOTAL SHAREHOLDERS’ EQUITY	2,335,279		-		314,062	2,649,341

LIABILITIES
Non-current Liabilities
Trade and other payables	7,517		-	H,I	(818)	6,699
Borrowings	1,550,369		-		-	1,550,369
Deferred income tax liabilities	15,525		-	Q	3,654	19,179
Provisions	6,198		-		-	6,198
Total Non-current Liabilities	1,579,609		-		2,836	1,582,445
Current Liabilities
Trade and other payables	112,449		-	H	779	113,228
Payroll and social security liabilities	5,151		-		-	5,151
Borrowings	451,738		-	O	(123)	451,615
Provisions	875		-		-	875
Total Current Liabilities	570,213		-		656	570,869
Total Liabilities	2,149,822		-		3,492	2,153,314
TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	4,485,101		-		317,554	4,802,655

17

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.5.           Reconciliation of statement of income for the nine-month period ended March 31, 2012

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Revenues	200,829	i,ii	(13,254)	B,H	(109)	187,466
Costs	(67,139)	i,ii	(5,338)	C,E	3,422	(69,055)
Gross profit	133,690		(18,592)		3,313	118,411
Gain from disposal of investment properties	-	ii	18,205	J	24,532	42,737
General and Administrative expenses	(48,532)	iii	(40)		-	(48,572)
Selling expenses	(10,993)	iii	443		-	(10,550)
Gain from recognition of inventories at net realizable value	26,285		-	C,J	(26,285)	-
Other operating results, net	-	iii	(8,553)		-	(8,553)
Profit from operations	100,450		(8,537)		1,560	93,473
Share of profit of subsidiaries, associates and joint ventures	308,051	iv	(1,575)	K,L,M	(51,073)	255,403
Profit from operations before financial results and income tax	408,501		(10,112)		(49,513)	348,876
Amortization of goodwill, net	1,558		-	E	(1,558)	-
Finance income	58,624	iv	809		-	59,433
Finance cost	(279,580)	iv	680	F,G,H,I,O	309	(278,591)
Financial results, net	(220,956)		1,489		309	(219,158)
Other income and expenses, net	(8,623)	iii	8,623		-	-
Profit before Income Tax	180,480		-		(50,762)	129,718
Income tax	47,474		-	Q	(570)	46,904
Profit of the period	227,954		-		(51,332)	176,622

18

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.6.	Reconciliation of statement of income for the three-month period ended March 31, 2012

	Argentine GAAP balances I	Reclassifications II (*)	Measurement adjustments III (*)	RT 26 balances IV
Revenues	70,540	(8,656)	(25)	61,859
Costs	(30,615)	6,696	1,551	(22,368)
Gross profit	39,925	(1,960)	1,526	39,491
Gain from disposal of investment properties	-	1,573	16,437	18,010
General and Administrative expenses	(17,227)	(40)	-	(17,267)
Selling expenses	(3,908)	443	-	(3,465)
Gain from recognition of inventories at net realizable value	1,254	-	(1,254)	-
Other results, net	-	(1,898)	-	(1,898)
Profit from operations	20,044	(1,882)	16,709	34,871
Share of profit / (loss) of subsidiaries, associates and joint ventures	113,718	(343)	(3,362)	110,013
Profit from operations before financial results and income tax	133,762	(2,225)	13,347	144,884
Amortization of goodwill, net	519	-	(519)	-
Finance income	33,554	809	-	34,363
Finance cost	(89,634)	(552)	1,959	(88,227)
Financial results, net	(56,080)	257	1,959	(53,864)
Other income and expenses, net	(1,968)	1,968	-	-
Profit before income tax	76,233	-	14,787	91,020
Income tax	10,537	-	(6,486)	4,051
Profit for the period	86,770	-	8,301	95,071

(*) Corresponds to the same references explained in Notes 2.3.5 and 2.3.7

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IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.7.	Reconciliation of statement of income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.12.1	Reclassifications II	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Revenues	344,010	i,ii	(90,424)	B,H	(135)	253,451
Costs	(96,207)	i,ii	(1,732)	C,E	4,339	(93,600)
Gross profit	247,803		(92,156)		4,204	159,851
Gain from disposal of investment properties	-	ii	92,156	J	24,532	116,688
General and Administrative expenses	(68,141)		-		-	(68,141)
Selling expenses	(19,142)		-		-	(19,142)
Gain from recognition of inventories at net realizable value	28,033		-	C,J	(28,033)	-
Other operating results, net	-	iii	11,466	D,E	(1,139)	10,327
Profit from operations	188,553		11,466		(436)	199,583
Share of profit / (loss) of subsidiaries, associates and joint ventures	368,474	iv	(2,133)	K,L,M	(73,348)	292,993
Profit from operations before financial results and income tax	557,027		9,333		(73,784)	492,576
Amortization of goodwill, net	2,078		-	E	(2,078)	-
Finance income	46,429		2,133		-	48,562
Finance cost	(396,791)	iv	-	F,H,O,I	(741)	(397,532)
Financial results, net	(350,362)		2,133		(741)	(348,970)
Other income and expenses, net	11,466	iii	(11,466)		-	-
Profit before income tax	220,209		-		(76,603)	143,606
Income tax	59,872		-	Q	413	60,285
Profit for the year	280,081		-		(76,190)	203,891

20

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.8.	Reconciliation of statement of comprehensive income for the nine-month period ended March 31, 2012

	Argentine GAAP balances I	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Profit for the period	227,954		(51,332)	176,622
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments of subsidiaries, associates and joint ventures	28,888	L	(16,810)	12,078
Other comprehensive income / (loss) for the period	28,888		(16,810)	12,078
Total comprehensive income / (loss) for the period	256,842		(68,142)	188,700

2.3.9.	Reconciliation of statement of comprehensive income for the three-month period ended March 31, 2012

	Argentine GAAP balances I	Measurement adjustments III (*)	RT 26 balances IV
Profit for the period	86,770	8,301	95,071
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments of subsidiaries, associates and joint ventures	8,827	(5,533)	3,294
Other comprehensive income / (loss) for the period	8,827	(5,533)	3,294
Total comprehensive Income / (loss) for the period	95,597	2,768	98,365

(*) Corresponds to the same references explained in Notes 2.3.8 and 2.3.10.

2.3.10.	Reconciliation of statement of comprehensive income for the year ended June 30, 2012

	Argentine GAAP balances I	Ref. 2.3.12.2	Measurement adjustments III	RT 26 balances IV
Profit for the year	280,081		(76,190)	203,891
Other comprehensive income:
Items that may be reclassified subsequently to profit or loss:
Currency translation adjustments of subsidiaries, associates and joint ventures	45,851	L	(31,349)	14,502
Other comprehensive income/(loss) for the year	45,851		(31,349)	14,502
Total comprehensive income/(loss) for the year	325,932		(107,539)	218,393

21

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.11.	Reconciliation of statements of cash flows for the nine-month period ended March 31, 2012 and for the year ended June 30, 2012

Based on IAS 7 “Statement of Cash Flows” requirements, the Company has made the following reclassification between operating, investing and financing activities in the cash flows statements presented under Argentine GAAP and the cash flows statements under RT 26 as further detailed below:

(a)	Operating activities

	03.31.2012	06.30.2012
Cash generated by operating activities under Argentine GAAP	177,001	244,489
Proceeds from sale of investment properties and property, plant and equipment	(52,827)	(132,941)
Foreign exchange gain on cash and cash equivalents	(519)	(517)
Cash generated by operating activities under RT 26	123,655	111,031

(b)	Investing activities

	03.31.2012	06.30.2012
Cash generated by investing activities under Argentine GAAP	80,887	191,012
Proceeds from sale of investment properties and property, plant and equipment	52,827	132,941
Cash generated by investing activities under RT 26	133,714	323,953

(c)	Financing activities

	03.31.2012	06.30.2012
Cash used in financing activities under Argentine GAAP	(250,052)	(403,791)
Cash used in financing activities under RT 26	(250,052)	(403,791)

(d)	Net increase / (decrease) in cash and cash equivalents

	03.31.2012	06.30.2012
Net increase in cash and cash equivalents under Argentine GAAP	7,836	31,710
Exchange gain on cash and cash equivalents	(519)	(517)
Net increase in cash and cash equivalents under RT 26	7,317	31,193

22

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.	Explanation of the transition to IFRS

In addition to the exemptions and exceptions discussed above, the following narratives explain the significant differences between the Argentine GAAP accounting policies and the RT No. 26 applied by the Company. Only the differences having an impact on the Company are explained below. The following is not a complete summary of all of the differences between Argentine GAAP and RT No. 26. The descriptive caption next to each numbered item below corresponds to the same numbered and descriptive caption in the summary tables above, which reflect the quantitative impacts from each change. Unless the quantitative impact is disclosed, the change impact is not significant to the Company.

Column I in the tables included on previous pages represents the Argentine GAAP balances prior to transition as published in the latest Company’s Argentine GAAP financial statements as of and for the year ended June 30, 2012 compared to the transition date (July 1st, 2011) and in the financial statements of the Company prepared under Argentine GAAP as of and for the nine-month period ended March 31, 2012. However, certain reclassifications and/or groupings have already been made to that information in Column I to avoid lengthy explanations of certain format changes introduced in these first financial statements according to RT 26. The following changes have been made to the previous Argentine GAAP statement of financial position included in Column I:

(1)	The line items “Trade receivables” and “Other receivables” have been grouped into the new line item “Trade and other receivables, net”.

(2)
The line items “Trade payables”, “Customer advances”, “Taxes payable” and “Other liabilities” have been also grouped into the new line item “Trade and other payables”, with the exception of  income tax and deferred income taxes which have been shown separately.

(3)	Goodwill which was previously disclosed separately offsetting negative goodwill has been included as part of “Intangible assets, net”.

(4)	Cash equivalents previously disclosed as part of the line item current investments have been grouped together with cash and banks, and the resulting line renamed “Cash and cash equivalents”.

(5)
Derivative financial instruments which were previously included as part of the non-current line items “Other receivables”, “Other payables” and/ or “Non-current investments” have been disclosed as separate assets or liabilities as appropriate.

(6)
Investments in subsidiaries, associates and joint ventures previously included as part of “Non-current investments” have been separately disclosed in the new line item “Investments in subsidiaries, associates and joint ventures”.

23

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

The following changes have been made to the statements of income for the year ended June 30, 2012 and for the nine and three-month periods ended March 31, 2012:

(1)
The format of the statements of income has been restructured to simplify its reading. To that effect, all revenue streams of the Company which were previously disclosed separately (i.e. sale of development properties, leases and services revenue), together with its corresponding costs of sales, have been aggregated into two line items titled "Revenues" and "Costs" in Column I. Revenues and Costs are then cross-referenced to respective notes in the financial statements where a detailed breakdown of the items included is provided per line of business.

(2)
According to Argentine GAAP, the share of losses and profits from subsidiaries, associates and joint ventures  is shown after the financial results. Likewise, under IFRSs, the share of profits and losses from subsidiaries, associates and joint ventures is generally shown after the financial results. However, where subsidiaries, associates and joint ventures are an integral vehicle to carry out the Company’s operations, it is more adequate to show the share of profits and losses of subsidiaries, associates and joint ventures before financial results. In accordance with its strategy, the Company conducts its operations through controlled companies, associates or joint ventures. Therefore, under RT 26, the Company shows the profits or losses from subsidiaries, associates and joint ventures before the financial results. For simplicity, the share of profits and losses from subsidiaries, associates and joint ventures is shown before financial results, in Column I.

(3)
According to Argentine GAAP, the financial results are separated between those generated by assets from those generated by liabilities. According to RT 26, the Company adopted the policy based on showing the finance income and the finance cost separately in the statements of income. In order to simplify the explanations, the Company reclassified the accounts according to Argentine GAAP presented in the captions “Financial results generated by assets” and “Financial results generated by liabilities” to “Finance Income” and “Finance Cost”, respectively, in Column I.

(4)
According to RT 26, income and expense items not recognized in the statements of income (that is, exchange differences related to translation of foreign businesses) are shown in the statement of comprehensive income as “Other comprehensive income”. According to Argentine GAAP in force, the statements of comprehensive income are not mandatory and, therefore, such items are recognized as part of shareholders’ equity, in a separate reserve account.  For simplicity, these items are shown in “Other comprehensive income” in Column I.

24

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.3.12.1	Reclassifications (Column II)

Reclassifications affecting the statements of financial position

The column titled “Reclassifications” reflects the various differences in disclosure and format between the statements of financial position according to Argentine GAAP and RT 26. Unless otherwise stated, amounts have been reclassified for presentational purposes under RT 26 prior to affecting the corresponding RT 26 adjustments, as applicable, to the Argentine GAAP amounts. The impact of the RT 26 adjustments on reclassified balances is included in Column III titled “Measurement Adjustments” and is further discussed in Note 2.3.12.2 below. Unless otherwise stated, these reclassifications affect both the statements of financial position as of the transition date, i.e. July 1st, 2011, March 31, 2012 and as of June 30, 2012.

           (a) Investment properties

The reclassification is consistent with the one described in Note 2.3.12.2 a) to the Unaudited Condensed Interim Consolidated Financial Statements.

(b) Trading properties

The reclassification is consistent with the one described in Note 2.3.12.2 b) to the Unaudited Condensed Interim Consolidated Financial Statements.

(c) In-kind receivables from barter transactions

The reclassification is consistent with the one described in Note 2.3.12.2 c) to the Unaudited Condensed Interim Consolidated Financial Statements.

(d) Non-current investments – investments in financial assets

The reclassification is consistent with the one described in Note 2.3.12.2 d) to the Unaudited Condensed Interim Consolidated Financial Statements.

(e) Current investments – investments in financial assets

The reclassification is consistent with the one described in Note 2.3.12.2 e) to the Unaudited Condensed Interim Consolidated Financial Statements.

25

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(f) Advances for purchases of property, plant and equipment, inventories and investments in associates and joint ventures

The reclassification is consistent with the one described in Note 2.3.12.2 f) to the Unaudited Condensed Interim Consolidated Financial Statements.

(g) Computer Software

The reclassification is consistent with the one described in Note 2.3.12.2 g) to the Unaudited Condensed Interim Consolidated Financial Statements.

Reclassifications affecting the statements of income for the nine and three-month periods ended March 31, 2012 and for the year ended June 30, 2012

(i) Revenues – service income and service charges

The reclassification is consistent with the one described in Note 2.3.12.2 i) to the Unaudited Condensed Interim Consolidated Financial Statements.

(ii) Gain from disposal of investment properties

The reclassification is consistent with the one described in Note 2.3.12.2 ii) to the Unaudited Condensed Interim Consolidated Financial Statements.

(iii) Other operating results, net

The reclassification is consistent with the one described in Note 2.3.12.2 iii) to the Unaudited Condensed Interim Consolidated Financial Statements.

(iv) Investments in financial assets

The reclassification is consistent with the one described in Note 2.3.12.2 iv) to the Unaudited Condensed Interim Consolidated Financial Statements.

26

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

Reclassifications affecting the statements of cash flows for the nine-month period ended March 31, 2012 and for the fiscal year ended June 30, 2012.

Under Argentine GAAP, the effect of changes in exchange rate of cash and cash equivalents were shown as operating activities and were not presented as a forth category in the statement of cash flow, as RT 26 required.

Additionally, pursuant to Argentine GAAP, proceeds derived from sale of property, plant and equipment (including properties classified as investment properties under RT 26) were reported as operating activities. In accordance with RT 26, proceeds derived from sale of investment properties and property, plant and equipment are reported as investment activities.

Finally, according to Argentine GAAP, the acquisition of non-controlling interests was reported as investing activities, while under RT 26 are reported as cash from financing activities.

Thus, cash flows generated by or used in operating, investing and financing activities were different in the statement of cash flow prepared under Argentine GAAP.

2.3.12.2 Measurement adjustments (Column III)

Argentine GAAP differs in certain significant respects from RT 26. Such differences involve methods of measuring the amounts shown in the consolidated financial statements, as further described below:

(A)	Foreign currency translation

The Company has applied the one-time exemption to set the foreign currency cumulative translation adjustment (“CTA”) to zero as of July 1st, 2011

(B)	Revenue recognition – “scheduled rent increases”

The adjustment is consistent with the one described in Note 2.3.12.3 B) to the Unaudited Condensed Interim Consolidated Financial Statement.

27

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(C) Trading properties

The adjustment is consistent with the one described in Note 2.3.12.3 D) to the Unaudited Condensed Interim Consolidated Financial Statements.

(D) Pre-operating and organization expenses

The adjustment is consistent with the one described in Note 2.3.12.3 E) to the Unaudited Condensed Interim Consolidated Financial Statements.

(E) Goodwill

Goodwill:

The adjustment is consistent with the one described in Note 2.3.12.3 F) to the Unaudited Condensed Interim Consolidated Financial Statements.

Negative goodwill:

The adjustment is consistent with the one described in Note 2.3.12.3 G) to the Unaudited Condensed Interim Consolidated Financial Statements.

 (F) Non-current investments – financial assets

The adjustment is consistent with the one described in Note 2.3.12.3 H) to the Unaudited Condensed Interim Consolidated Financial Statements.

(G) Initial direct costs on operating leases

The adjustment is consistent with the one described in Note 2.3.12.3 I) to the Unaudited Condensed Interim Consolidated Financial Statements.

(H) Tenant deposits

The adjustment is consistent with the one described in Note 2.3.12.3 J) to the Unaudited Condensed Interim Consolidated Financial Statements.

28

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(I)	Present value accounting – tax credits

The adjustment is consistent with the one described in Note 2.3.12.3 L) to the Unaudited Condensed Interim Consolidated Financial Statements.

(J) Investment properties

The adjustment is consistent with the one described in Note 2.3.12.3 M) to the Unaudited Condensed Interim Consolidated Financial Statements.

(K)	Impact of adjustments according to RT 26 in investments in subsidiaries

Argentine GAAP - Investment in entities in which the Company exercises control, are accounted for under equity method. Under this method, the investment is recognized at its original cost and periodically increased (decreased) for the investor share in profits (loss) of the subsidiary, and decreased by dividends received from the subsidiary. The Company applies its share to the financial statements of its investments booked under the equity method, prepared in accordance with Argentine GAAP.

As of July 1st, 2011, and June 30, 2012, the subsidiaries of the Company are those detailed in Exhibit I.

RT 26 – The Company has assessed all of its interests in the companies indicated in the preceding paragraph and has determined that it exercises control over all of them. Consequently, under RT 26, the Company also accounts for such investments under the equity method. Nevertheless, the Company has assessed the impact of adjustments to RT 26 to financial statements of such entities prepared under the Argentine GAAP in force, before the application of the equity method.

In Notes 2.3.12.3 (B),(C),(D),(E),(F),(G),(H),(I),(J),(K),(L),(N),(O),(P),(S) and (T) to the Unaudited Condensed Interim Consolidated Financial Statements, there is a description of the most significant adjustments to the shareholders’ equity and profit or loss of subsidiaries, as per RT 26.

29

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

(L) Impact of adjustments according to RT 26 in investments in associates

The adjustment is consistent with the one described in Note 2.3.1.12.3 N) to the Unaudited Condensed Interim Consolidated Financial Statements.

(M) Impact of adjustments to RT 26 in investments in joint ventures

The adjustment is consistent with the one described in Note 2.3.1.12.3 O) to the Unaudited Condensed Interim Consolidated Financial Statements.

(N) Acquisition of non-controlling interest

The adjustment is consistent with the one described in Note 2.3.12.3 P) to the Unaudited Condensed Interim Consolidated Financial Statements.

(O) Amortization of borrowing costs

The adjustment is consistent with the one described in Note 2.3.12.3 Q) to the Unaudited Condensed Interim Consolidated Financial Statements.

(P) Currency translation adjustments

The adjustment is consistent with the one described in Note 2.3.12.3 R) to the Unaudited Condensed Interim Consolidated Financial Statements.

(Q) Deferred income tax

The adjustment is consistent with the one described in Note 2.3.12.3 S) to the Unaudited Condensed Interim Consolidated Financial Statements.

2.4.	Significant accounting policies

The principal accounting policies adopted for the preparation of these Unaudited Condensed Interim Separate Financial Statements are consistent with those used in preparing the information under RT 26 as of June 30, 2012 (which is shown in Exhibit I), and are based on those IFRS expected to be in force on June 30, 2013 (except for the accounting of investments in subsidiaries, associates and joint ventures, as described in Note 2.1). In addition, the most significant accounting policies are described in Exhibit I.

30

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

2.	Basis of preparation and adoption of Technical Resolution No. 26 (“RT 26”) (Continued)

2.5.	Use of estimates

The preparation of financial statements at a certain date requires the Management to make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at such date, as well as income and expenses recorded during the period. Actual results might differ from the estimates and evaluations made at the date of preparation of these financial statements.

In the preparation of the Unaudited Condensed Interim Separate Financial Statements, the main significant judgments made by Management in applying the Company’s accounting policies and the major sources of uncertainty were the same that the Company used in the preparation of financial statements as of and for the fiscal year ended June 30, 2012, which are described in Exhibit I.

3.	Acquisitions and disposals

On January 14, 2013, IRSA accepted the repurchase offer submitted by APSA in connection with all of the Series I notes issued by APSA, which are convertible into shares (“ONC” as per the initials in Spanish), mature in July 2014 and amount to a face value of US$ 31.7 million, for a total price of US$ 35.4 million, or US$ 1.1148554 per each CN. On January 15, 2013, APSA paid IRSA the amount of Ps. 175.2 million, thus recording a gain derived from the repurchase of Ps. 10.3 million, shown in the financial income (expenses) line.

See other acquisitions and disposals made by the Company for the nine-month period ended March 31, 2013 in Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

4.	Financial risk management

4.1.	Risk management principles and processes

The Company’s activities are exposed to a variety of financial risks: market risk (including foreign currency risk, interest rate risk and price risk), credit risk, liquidity risk and capital risk.

Exhibit I provides information on financial risk management as of June 30, 2012 and July 1st, 2011. Since June 30, 2012 there have been no changes in the risk management or risk management policies applied by the Company.

31

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

4.	Financial risk management (Continued)

4.2.	Fair value estimates

Since June 30, 2012 there have been no significant changes in business on economic circumstances affecting the fair value of the Company's financial assets or liabilities (either measured at fair value or amortized cost), nor any transfers between the different hierarchies used to assess the fair value of the Company's financial instruments and/ or reclassifications between categories of financial instruments.

5.	Information about principal subsidiaries, associates and joint ventures

The Company conducts its business through several operating and holding subsidiaries, associates and joint ventures.

Set out below is the summarized financial information for investments in subsidiaries, associates and joint ventures for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012:

Subsidiaries

	03.31.2013	06.30.2012
Beginning of the period/year	3,031,541	2,984,283
Acquisition of subsidiaries	-	202
Capital contribution	113,886	68,857
Disposal of subsidiaries	-	(19,448)
Share of profit, net	415,272	274,690
Translation adjustment (iii)	23,998	5,344
Dividend payments (ii)	(139,417)	(284,431)
Reimbursement of expired dividends	591	-
Acquisition of non-controlling interest	(892)	-
Reserve for share-based compensation	4,624	2,044
End of the period/year (i) year	3,449,603	3,031,541

(i)	Includes (Ps. 226) of investments with negative equity as of March 31, 2013, which are classified to Provisions (Note 16).
(ii)	During the period, the Company collected dividends from APSA and Nuevas Fronteras S.A. for an amount of Ps. 133.8 million and Ps. 5.6 million, respectively.
(iii)	As of March 31, 2013, corresponds to the translation adjustment of the period plus the reclassification of translation adjustment.

Associates

	03.31.2013	06.30.2012
Beginning of the period/year	206,245	188,317
Acquisition of associates	-	1,429
Share of profit, net	13,195	16,499
Dividend payments	(8,452)	-
End of the period/year	210,988	206,245

32

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

5.           Information about principal subsidiaries, associates and joint ventures (Continued)

Joint ventures

	03.31.2013	06.30.2012
Beginning of the period/year	119,644	117,125
Capital contributions	509	715
Share of profit, net	10,632	1,804
End of the period/year	130,785	119,644

6.           Investment properties

Changes in Company’s investment properties for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of period / year	890,433	925,906
Additions	2,242	12,343
Sales (ii)	(27,340)	(27,365)
Depreciation charge (i)	(21,222)	(20,451)
End of period / year	844,113	890,433

(i) Depreciation charges of investment properties were included in “Costs” in the Statement of Income (Note 22).
(ii) See Note 3 to the Unaudited Condensed Interim Consolidated Financial Statements.

The following amounts have been recognized in the statement of income:

	03.31.2013	03.31.2012
Rental and service income	191,282	169,413
Direct operating expenses	(75,114)	(61,993)
Gain from disposal of investment properties	63,783	42,737

33

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

7.           Property, plant and equipment, net

Changes in Company’s property, plant and equipment for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of period / year	8,765	10,138
Additions	1,023	2,705
Disposals of unused property, plant and equipment	(931)	(2,366)
Depreciation charge (i)	(563)	(1,712)
End of period / year	8,294	8,765

(i) Depreciation charges of property, plant and equipment were included in “Costs” and “General and administrative expenses” in the statement of income (Note 22).

8.           Trading properties

Changes in Company’s trading properties for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of period / year	71,117	76,092
Additions	-	1,886
Sales	(3,867)	(6,861)
End of period / year	67,250	71,117

34

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

9.           Intangible assets

Changes in Company’s intangible assets for the nine-month period ended March 31, 2013 and for the year ended June 30, 2012 were as follows:

	03.31.2013	06.30.2012
Beginning of period / year	5,987	8,724
Additions	156	1,188
Disposals	-	(2,951)
Amortization charge (i)	(209)	(974)
End of period / year	5,934	5,987

(i) Amortization charges of intangible assets are included in “General and administrative expenses” in the statement of income (Note 22).

10.           Inventories

Company’s inventories as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Current
Materials and other inventories (i)	511	474	427
Current inventories	511	474	427
Total inventories	511	474	427

(i)	The cost of inventories is recorded in “Costs” in the statement of income (Note 22).

35

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

11.           Trade and other receivables, net

Company’s trade and other receivables, as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current
Sale, leases and services receivable	10,701	10,322	3,072
Non-current trade receivables	10,701	10,322	3,072
Minimum Presumed Income tax (MPIT)	95,200	76,328	54,278
Others	526	-	366
Non-current other receivables	95,726	76,328	54,644
Related parties (Note 27)	41,906	52,799	2,851
Total non-current trade and other receivables, net	148,333	139,449	60,567
Current
Sale, leases and services receivable	26,489	29,663	32,700
Checks to be deposited	-	16	6,908
Notes receivable	-	381	-
Overdue debtors and debtors under legal proceedings	2,911	2,911	8,596
Less: allowance for trade receivables	(5,521)	(4,783)	(9,822)
Trade receivables, net	23,879	28,188	38,382
Gross sales tax credit	35	414	-
Other tax receivables	2,218	2,530	2,363
Prepaid expenses	1,574	4,974	5,417
Expenses and services to recover	1,666	2,369	-
Advance payments	2,989	1,255	1,904
Others	947	1,222	8,395
Less: allowance for other receivables	(23)	-	-
Current other receivables, net	9,406	12,764	18,079
Related parties (Note 27)	30,331	26,902	70,144
Current trade and other receivables, net	63,616	67,854	126,605
Total trade and other receivables, net	211,949	207,303	187,172

Movements on the Company’s allowance for trade and other receivables are as follows:

	03.31.2013	06.30.2012
Beginning of period / year	4,783	9,822
Additions of the period / year	1,352	938
Unused amounts reversed	(591)	(533)
Used during the period / year	-	(5,444)
End of period / year	5,544	4,783

The creation and release of provision for impaired receivables have been included in “Selling expenses” in the statement of income (Note 22). Amounts charged to the allowance account are generally written off, when there is no expectation of recovering additional cash.

36

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

12.           Investments in financial assets

Company’s investments in financial assets as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current
Financial assets at fair value
Investment in equity securities in TGLT	77	86	105
Investment in equity securities in Hersha	-	19,608	18,337
Other equity securities in public companies	25	221	271
Financial assets at amortized cost
Convertible notes APSA 2014 (i)	-	143,679	130,444
Total Non-current investments in financial assets	102	163,594	149,157
Current
Financial assets at fair value
Mutual funds	2,709	2,494	2,170
Public companies securities	-	11,643	2,892
Financial assets at amortized cost
Notes APSA 2012	-	-	13,367
Interest on convertible notes APSA 2014 (i)	-	6,534	5,861
Other investments	11	9	12
Total Current investments in financial assets	2,720	20,680	24,302
Total investments in financial assets	2,822	184,274	173,459

(i)	As a result of the sale of convertible notes APSA 2014, the company posted income of Ps. 10,299. See Note 25.

13.	Cash flow information

The following table shows the amounts of cash and cash equivalents as of March 31, 2013, June 30, 2012 and July 1st, 2011:

	03.31.2013	06.30.2012	07.01.2011
Cash at bank and on hand	81,464	76,405	27,276
Mutual funds	40,874	467	17,887
Total cash and cash equivalents	122,338	76,872	45,163

37

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

13.	Cash flow information (Continued)

Following is a detailed description of cash flows generated by the Company’s operations for the nine-month periods ended March 31, 2013 and 2012.

	Note	03.31.2013	03.31.2012
Profit for the period		320,638	176,622
Adjustments for:
Income tax	18	(71,774)	(46,904)
Depreciation and amortization	22	21,994	17,285
Gain from disposal of investment property	6	(63,783)	(42,737)
Disposals of unused property, plant and equipment	7	931	-
Gain from disposal of financial assets	25	(10,299)	-
Share-based payments	23, 26	1,102	606
Loss of derivative financial instruments	25	-	887
Changes in fair value of investments in financial assets	25	(26,440)	3,665
Dividends income	25	-	(634)
Interest expense, net	25	155,941	155,017
Provisions and allowances		38,472	29,636
Share of (profit)/ loss of subsidiaries, associates and joint ventures		(439,099)	(255,403)
Unrealized foreign exchange (gain) / loss, net		176,222	76,002
Increase in inventories		(37)	(16)
Decrease in trading properties		3,867	4,783
Decrease in trade and other receivables, net		1,095	14,679
Decrease in trade and other payables		(26,517)	(8,009)
Decrease in salaries and social security liabilities		(4,218)	(1,824)
Net cash generated by operating activities		78,095	123,655

Additional information
		03.31.2013	03.31.2012
Increase in investments in financial assets through an increase in borrowings		18,767	-
Dividends receivable		5,615	1,000
Increase in investments in subsidiaries through a decrease in trade and other receivables		25,678	7,850
Reserve for share-based payment	5	4,624	2,092
Cumulative translation adjustment		23,998	12,078
Acquisition of non-controlling interest		1,540	15,311
Reimbursement of expired dividends	5	591	3,640
Dividends payable		52,487	-

38

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

14.           Trade and other payables

Company’s trade and other payables as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current
Sales, rent and services payments received in advance	4,139	617	-
Guarantee deposits	3,759	5,739	4,285
Trade payables	7,898	6,356	4,285
Tax on Shareholders´ personal assets payable	1,067	-	-
Others	299	327	747
Non-current other payables	1,366	327	747
Related parties (Note 27)	17	16	-
Non-current trade and other payables	9,281	6,699	5,032

Current
Trade payables	5,063	7,061	6,635
Invoices to be received	7,980	10,019	6,746
Sales, rent and services payments received in advance	23,043	10,216	4,971
Guarantee deposits	4,250	1,336	2,901
Total current trade payables	40,336	28,632	21,253
VAT payables	2,411	6,961	6,635
Other tax payables	13,629	10,098	6,116
Dividends payable to non-controlling shareholders	52,487	28,632	-
Others	2,532	3,254	1,302
Current other payables	71,059	48,945	14,053
Related parties (Note 27)	21,373	35,651	17,387
Current trade and other payables	132,768	113,228	52,693
Total trade and other payables	142,049	119,927	57,725

39

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

15.           Salaries and social security liabilities

Company’s Salaries and social security liabilities as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

	03.31.2013	06.30.2012	07.01.2011
Current
Provision for vacation and bonuses	3,076	4,475	2,720
Salaries payable	18	252	72
Social security payable	426	424	294
Total current salaries and social security liabilities	3,520	5,151	3,086
Total salaries and social security liabilities	3,520	5,151	3,086

16.           Provisions

The table below shows the movements in Company's provisions categorized by type of provision:

	Labor, legal and other claims	Investments in subsidiaries (*)	Total
At July 1st, 2011	1,082	-	1,082
Additions	5,992	99	6,091
Used during year	(100)	-	(100)
At June 30, 2012	6,974	99	7,073
Additions	6,095	127	6,222
Used during period	(485)	-	(485)
At March 31, 2013	12,584	226	12,810

(*)     Corresponds to investments in subsidiaries with negative equity.

The analysis of total provisions is as follows:

	03.31.2013	06.30.2012	07.01.2011
Non-current	7,065	6,198	-
Current	5,745	875	1,082
	12,810	7,073	1,082

40

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

17.           Borrowings

Company’s borrowings as of March 31, 2013, June 30, 2012 and July 1st, 2011 were as follows:

						Book value
	Secured/ unsecured	Currency	Fixed/ floating	Effective interest rate %	Nominal value	03.31.2013	06.30.2012	07.01.2011
Non-current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	-	51,032	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	33,832	-	114,665	-
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.50%	150,000	765,749	675,852	612,419
IRSA NCN due 2020	Unsecured	US$	Fixed	11.50%	150,000	749,681	661,078	598,116
Long-term loans	Secured	US$	Fixed	12%	-	-	-	27,585
Related parties (Note 27)	Unsecured	Ps.	Floating	Badlar	13,532	14,442	-	-
Related parties (Note 27)	Unsecured	US$	Floating	Libor 3m +200	8,012	41,038	36,271	55,139
Related parties (Note 27)	Unsecured	US$	Fixed	7.50%	2,224	17,516	11,418	-
Finance lease obligations	Secured	US$	Fixed	7.50%	126	30	53	-
Total non-current borrowings						1,588,456	1,550,369	1,293,259
Current
IRSA NCN due 2013	Unsecured	Ps.	Floating	Badlar +2.49%	153,152	104,344	102,888	-
IRSA NCN due 2014	Unsecured	US$	Fixed	7.45%	33,832	174,388	38,278	-
IRSA NCN due 2017 (Note 27)	Unsecured	US$	Fixed	8.5%	150,000	9,647	23,175	20,960
IRSA NCN due 2020	Unsecured	US$	Fixed	11.5%	150,000	15,985	34,003	30,800
Bank overdrafts	Unsecured	Ps.	Floating	-	-	90,045	143,997	365,198
Short-term loans	Unsecured	Ps.	Floating	Badlar + 400 Bps or 18.85% the lowest	-	-	50,004	50,240
Short-term loans	Unsecured	Ps.	Fixed	14%	-	-	30,335	29,890
Short-term loans	Secured	US$	Fixed	12%	968	-	914	28,728
Finance lease obligations	Secured	US$	Fixed	7.50%	126	111	157	-
Related parties (Note 27)	Unsecured	Ps.	Floating	Badlar	67,369	83,484	7	-
Related parties (Note 27)	Unsecured	Ps.	Fixed	7.50%	6,000	31,414	-	-
Related parties (Note 27)	Unsecured	US$	Floating	Libor 3m +200	8,012	654	410	198
Related parties (Note 27)	Unsecured	US$	Fixed	5%	5,950	31,747	27,447	5,172
Total Current borrowings						541,819	451,615	531,186
Total borrowings						2,130,275	2,001,984	1,824,445
NCN: Non-convertible Notes

41

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

18.           Current and deferred income tax

The details of the provision for the Company’s income tax are as follows:

	03.31.2013	03.31.2012
Current income tax	-	-
Deferred income tax	(71,774)	(46,904)
Income tax	(71,774)	(46,904)

The gross movement on the deferred income tax account is as follows:

	03.31.2013	06.30.2012
Beginning of period / year	(19,179)	(79,464)
Income tax gain	71,774	60,285
End of period / year	52,595	(19,179)

Below is a reconciliation between income tax expense and the amount that would arise using the income tax rate applicable to Profit Before Income Tax for the nine-month periods ended March 31, 2013 and 2012:

	03.31.2013	03.31.2012
Net income at tax rate	87,102	45,401
Permanent differences:
Share of profit/(loss) from subsidiaries, associates and joint ventures	(153,685)	(89,391)
Others	(6,307)	(4,874)
Non-deductible items	1,116	1,960
Income tax expense	(71,774)	(46,904)

42

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

19.           Dividends

During the period ended March 31, 2013 the Company has paid dividends for an amount of Ps. 163.2 million.

Dividends for the year ended June 30, 2012 amounted to Ps. 180.0 million, which were approved at the Annual General Shareholders´ Meeting on October 31, 2012. As of March 31, 2013, dividends corresponding to the non-controlling shareholders’ for Ps. 52.3 million are not yet paid.

20.           Revenues

	03.31.2013	03.31.2012
Rental and scheduled rent increases	139,289	127,589
Expenses	49,123	40,014
Property management fee	2,701	1,737
Others	169	73
Total rental and service income	191,282	169,413
Sale of trading properties	15,914	18,053
Total other revenue	15,914	18,053
Total revenues	207,196	187,466

21.	Costs

	03.31.2013	03.31.2012
Leases and service costs	75,114	61,993
Cost of sales and development	5,569	7,062
Total cost of property operations	80,683	69,055
Total costs	80,683	69,055

22.           Expenses by nature

The Company disclosed expenses in the statements of income by function as part of the line items “Costs”, “General and administrative expenses” and “Selling expenses”.

The following tables provide the additional required disclosure of expenses by nature and their relationship to the function within the Company.

43

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.           Expenses by nature (Continued)

For the period ended March 31, 2013:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	10,219	787	558	-	11,564
Depreciation and amortization	21,321	-	640	33	21,994
Allowances for trade and other receivables	-	-	-	761	761
Salaries, social security costs and other personnel expenses	7,905	86	19,837	4,319	32,147
Director´s fees	-	-	26,645	-	26,645
Fees and payments for services	2,619	40	4,051	985	7,695
Maintenance, security, cleaning, repairs and others	26,209	44	1,636	124	28,013
Taxes, rates and contributions	6,074	728	275	4,424	11,501
Advertising and others selling expenses	-	-	-	1,549	1,549
Cost of sale of trading properties	-	3,867	-	-	3,867
Others	767	17	3,186	220	4,190
Total expenses by nature	75,114	5,569	56,828	12,415	149,926

44

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

22.	Expenses by nature (Continued)

For the period ended March 31, 2012:

	Costs
	Cost of rental and services	Cost of sale and development	General and administrative expenses	Selling expenses	Total
Leases and service charges	8,287	1,073	626	8	9,994
Depreciation and amortization	16,803	-	482	-	17,285
Allowances for trade and other receivables	-	-	-	125	125
Salaries, social security costs and other personnel expenses	7,984	66	20,545	2,428	31,023
Director´s fees	-	-	17,996	-	17,996
Fees and payments for services	1,139	296	5,374	1,525	8,334
Maintenance, security, cleaning, repairs and others	21,013	39	1,333	118	22,503
Taxes, rates and contributions	6,168	850	204	4,112	11,334
Advertising and others selling expenses	-	-	-	2,108	2,108
Cost of sale of trading properties	-	4,738	-	-	4,738
Others	599	-	2,012	126	2,737
Total expenses by nature	61,993	7,062	48,572	10,550	128,177

45

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

23.           Employee costs

	03.31.2013	03.31.2012
Salaries, bonuses and social security costs	29,546	29,121
Share-based compensation	1,102	606
Pension costs – defined contribution plan	74	89
Other expenses and benefits	1,425	1,207
Employee costs	32,147	31,023

24.           Other operating results, net

	03.31.2013	03.31.2012
Related parties management fees (Note 27)	486	612
Personal assets tax	(2,968)	(3,065)
Donations	(221)	(2,389)
Lawsuits and other contingencies (1)	(6,019)	(5,278)
Others	(2,358)	1,567
Total other operating results, net	(11,080)	(8,553)
(1)	Includes judicial costs and expenses

25.           Financial results, net

	03.31.2013	03.31.2012
Finance income:
- Interest income	11,775	15,664
- Foreign exchange gains	42,503	43,135
- Fair value gains of investments in financial assets	26,440	-
- Gain from sale of financial assets (i)	10,299	-
- Dividends income	-	634
Total finance income	91,017	59,433

Finance costs:
- Interest expense	(168,965)	(170,681)
- Foreign exchange losses	(213,601)	(94,389)
- Loss on derivatives financial instruments	-	(887)
- Fair value loss of investments in financial assets	-	(3,665)
- Other finance costs	(8,659)	(8,969)
Total finance costs	(391,225)	(278,591)
Total financial results, net	(300,208)	(219,158)
(i)	See Note 3.

26.           Share-based payments

For more details on share-based payments, see Note 30 to the Unaudited Condensed Interim Consolidated Financial Statements.

46

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related party transactions

The following is a summary of the balances with related parties as of March 31, 2013:

Related party	Ref.	Description of transaction	Trade and other receivables, net non-current	Trade and other receivables, net current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Consultores Asset Management S.A.	(5)	Reimbursement of expenses	-	2,412	-	(36)	-	-
Estudio Zang, Bergel & Viñes	(6)	Advances	-	23	-	-	-	-
		Legal service fees	-	-	-	(248)	-	-
Fundación IRSA	(5)	Reimbursement of expenses	-	40	-	(2)	-	-
Museo de los Niños	(5)	Reimbursement of expenses	-	51	-	(12)	-	-
Directors		Reimbursement of expenses	-	-	-	-	-	-
		Fees	-	-	-	(7,455)	-	-
		Guarantee deposits	-	-	(8)	-	-	-
Quality Invest S.A.	(10)	Reimbursement of expenses	-	5	-	(38)	-	-
New Lipstick LLC	(11)	Reimbursement of expenses	-	1,233	-	-	-	-
Banco Hipotecario S.A.	(3)	Reimbursement of expenses	-	-	-	(81)		-
Cyrsa S.A.	(4)	Reimbursement of expenses	-	926	-	(70)		-
		Borrowings	-	-	-	-		(83,476)
Tarshop S.A.	(8)	Reimbursement of expenses	-	1	-	-		-
Alto Palermo S.A.	(2)	Reimbursement of expenses	-	-	-	(5)		-
		Rental	-	477	-	-		-
		Share-based payments	-	31	-	(132)		-
		Shared services	-	2,405	-	-		-
		Borrowings	-	-	-	-		(31,414)
Doneldon S.A.	(2)	Reimbursement of expenses	-	34	-	-		-
Arcos del Gourmet S.A.	(7)	Reimbursement of expenses	-	7	-	-		-
E-Commerce Latina S.A.	(2)	Reimbursement of expenses	-	14	-	-		-
		Management fees	-	3	-	-		-
		Borrowings	-	-	-	-	(10,460)	-
Efanur S.A.	(2)	Reimbursement of expenses	-	72	-	-	-	-
		Borrowings	41,900	-	-	-	-	-

47

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
27.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables, net non-current	Trade and other receivables, net current	Trade and other payables non-current	Trade and other payables current	Borrowings non-current	Borrowings current
Emprendimientos Recoleta S.A.	(7)	Reimbursement of expenses				(1)	-	-
		Non-Convertible Note IRSA Class I 2017				-	(7,391)	(161)
Fibesa S.A.	(7)	Reimbursement of expenses	-	106	-	-	-	-
Hoteles Argentinos S.A.	(2)	Reimbursement of expenses	-	54	-	-	-	-
		Other liabilities	-	-	-	(986)	-	-
Imadison LLC	(12)	Reimbursement of expenses	-	864	-	-	-	-
Inversora Bolivar S.A.	(2)	Reimbursement of expenses	-	43	-	(81)	-	-
		Borrowings	-	1,367	-	-	(12,529)	-
IRSA International LLC	(12)	Reimbursement of expenses	-	946	-	(684)	-	-
Jiwin S.A.	(12)	Reimbursement of expenses	-	3	-	-	-	-
Llao Llao Resorts S.A.	(2)	Reimbursement of expenses	-	2,083	-	-	-	-
		Guarantee deposits	-	-	(9)	-	-	-
		Borrowings	-	84	-	-	-	-
Nuevas Fronteras S.A.	(2)	Reimbursement of expenses	-	1	-	(7)	-	-
		Management fees	-	70	-	-	-	-
		Dividends	-	5,615	-	-	-	-
		Borrowings	-	-	-	-	-	(31,747)
Palermo Invest S.A.	(2)	Reimbursement of expenses	-	41	-	-	-	-
		Borrowings	-	83	-	-	(5,240)	(8)
Panamerican Mall S.A.	(7)	Reimbursement of expenses	-	103	-	-	-	-
		Non-Convertible Note IRSA Class I 2017	-	-	-	-	(12,585)	(273)
Real Estate Investment Group LP	(12)	Reimbursement of expenses	-	36	-	(27)	-	-
Real Estate Investment Group LPV	(12)	Reimbursement of expenses	-	12	-	-	-	-
Real Estate Strategies Group LP	(13)	Reimbursement of expenses	-	1,282	-	-	-	-

48

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina
27.           Related party transactions (Continued)

Related party	Ref.	Description of transaction	Trade and other receivables, net non-current	Trade and other receivables, net current	Trade and other payables current	Trade and other payables non-current	Borrowings non-current	Borrowings current
Ritelco S.A.	(2)	Reimbursement of expenses	-	21	-	(15)	-	-
		Borrowings	-	-	-	-	(44,767)	(654)
Sedelor S.A.	(2)	Reimbursement of expenses	-	33	-	-	-	-
Solares de Santa María S.A.	(2)	Reimbursement of expenses	-	3,614	-	-	-	-
		Borrowings	6	-	-	-	-	-
Torodur S.A.	(7)	Reimbursement of expenses	-	155	-	-	-	-
Tyrus S.A.	(2)	Reimbursement of expenses	-	105	-	-	-	-
Unicity S.A.	(2)	Reimbursement of expenses	-	7	-	-	-	-
Zetol S.A.	(12)	Reimbursement of expenses	-	142	-	-	-	-
Codalis S.A.	(2)	Reimbursement of expenses	-	42	-	-	-	-
Canteras Natal Crespo S.A.	(4)	Reimbursement of expenses	-	487	-	-	-	-
		Management fees	-	547	-	-	-	-
		Capital contribution to be received	-	155	-	-	-	-
		Borrowings	-	95	-	-	-	-
Baicom Networks S.A.	(14)	Reimbursement of expenses	-	13	-	(2)	-	-
Puerto Retiro S.A.	(9)	Reimbursement of expenses	-	157	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	Reimbursement of expenses	-	3,426	-	-	-	-
		Shared services	-	-	-	(11,489)	-	-
		Borrowings	-	329	-	-	-	-
		Rental	-	429	-	-	-	-
Futuros y Opciones .Com S.A.	(15)	Reimbursement of expenses	-	-	-	(2)	-	-
Irsa Development LP	(12)	Reimbursement of expenses	-	2	-	-	-	-
Alafox S.A.	(2)	Reimbursement of expenses	-	44	-	-	-	-
Helmir S.A.	(15)	Reimbursement of expenses	-	1	-	-	-	-
Total			41,906	30,331	(17)	(21,373)	(92,972)	(147,733)

49

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

27.           Related party transactions (Continued)

The following is a summary of the results and transactions with related parties for the nine-month period ended March 31, 2013:

Related party	Ref.	Leases	Fees	Income / Loss from services and share expenses	Legal services	Interest Income / (Loss)

Alto Palermo S.A.	(2)	3,002	1,633	6,100	-	17,713
Canteras Natal Crespo S.A.	(4)	-	-	72		8
Consultores Assets Management S.A.	(5)	140	-	-	-	-
Cresud S.A.C.I.F. y A.	(1)	1,258	(12,267)	(6,339)	-	-
Cyrsa S.A.	(4)	-	-	-	-	(5,397)
Directors		-	(26,245)	-	-	-
E-Commerce Latina S.A.	(2)	-	-	4	-	(634)
Estudio Zang, Bergel & Viñes	(6)	-	-	-	(576)	-
Fibesa S.A.	(7)	666	-	53	-	-
Inversora Bolivar S.A.	(2)	-	-	-	-	(678)
Llao Llao Resorts S.A.	(2)	91	-	-	-	83
Nuevas Fronteras S.A.	(2)	-	-	410	-	(1,064)
Tyrus S.A.	(2)	-	-	-	-	138
Efanur S.A.	(2)	-	-	-	-	978
Palermo Invest S.A.	(2)	-	-	-	-	(335)
Emprendimiento Recoleta S.A.	(7)	-	-	-	-	(472)
Ritelco S.A.	(2)	-	-	-	-	(868)
Tarshop S.A.	(8)	2,470	-	233	-	-
Panamerican Mall S.A.	(7)	-	-	-	-	(803)
Total		7,627	(36,879)	533	(576)	8,669

(1)	Parent
(2)	Subsidiary
(3)	Associate
(4)	Joint venture
(5)	Related to the President
(6)	Legal advisors related to the Board of Directors
(7)	Subsidiary of APSA
(8)	Associate of APSA
(9)	Joint venture through Inversora Bolívar S.A.
(10)	Joint venture of APSA
(11)	Direct / indirect associate of Tyrus
(12)	Direct / indirect subsidiary of Tyrus
(13)	Subsidiary of Efanur
(14)	Joint venture through E-Commmerce Latina S.A.
(15)	Subsidiary of the parent

50

IRSA Inversiones y Representaciones Sociedad Anónima

Notes to the Unaudited Condensed Interim Separate Financial Statements (Continued)
(All amounts in thousands of Argentine Pesos, except shares and per share data and as otherwise indicated)
Free translation from the original prepared in Spanish for publication in Argentina

28.           Negative working capital

At the end of the period, the Company had negative working capital. This situation is presently being considered by the Board of Directors and by Management.

29.           Subsequent Events

See subsequent events in Note 33 to Unaudited Condensed Interim Consolidated Financial Statements.

51

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

1.         Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.         Significant changes in the Company´s activities or other similar circumstances that occurred during the fiscal years included in the financial statements, which affect their comparison with financial statements filed in previous fiscal years, or that could affect those to be filed in future fiscal years.

See Note 2.1.

3.         Receivables and liabilities by maturity date.

		Falling due (Point 3.a.)	Without term (Point 3.b)	Without term (Point 3.b)	To be due (Point 3.c.)
	Items	03.31.13	Current	Non-current	Up to 3 months	From 3 to 6 months	From 6 to 9 months	From 9 to 12 months	From 1 to 2 years	From 2 to 3 years	From 3 to 4 years	From 4 years on	Total
Accounts receivable, net	Trade and other receivables, net	2,837	470	95,515	47,969	1,454	9,893	993	50,887	768	579	584	211,949
	Total	2,837	470	95,515	47,969	1,454	9,893	993	50,887	768	579	584	211,949
Liabilities	Trade and other payables	1,160	-	-	110,573	1,099	18,904	1,032	8,860	95	326	-	142,049
	Borrowings	-	-	-	188,402	121,134	126,306	105,977	25	60,968	12,032	1,515,431	2,130,275
	Salaries and social security liabilities	-	-	-	806	2,028	-	686	-	-	-	-	3,520
	Provisions	-	5,745	-	-	-	-	-	7,065	-	-	-	12,810
	Total	1,160	5,745	-	299,781	124,261	145,210	107,695	15,950	61,063	12,358	1,515,431	2,288,654

52

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.a.         Breakdown of accounts receivable and liabilities by currency and maturity.

		Current			Non-current			Totals
Concepts		Local currency	Foreign currency	Total	Local currency	Foreign currency	Total	Local currency	Foreign currency	Total
Accounts receivables	Trade and other receivables, net	43,461	20,155	63,616	95,742	52,591	148,333	139,203	72,746	211,949
	Total	43,461	20,155	63,616	95,742	52,591	148,333	139,203	72,746	211,949
Liabilities	Trade and other payables	117,842	14,926	132,768	3,920	5,361	9,281	121,762	20,287	142,049
	Borrowings	275,802	266,017	541,819	12,973	1,575,483	1,588,456	288,775	1,841,500	2,130,275
	Salaries and social security liabilities	3,520	-	3,520	-	-	-	3,520	-	3,520
	Provisions	5,745	-	5,745	7,065	-	7,065	12,810	-	12,810
	Total	402,909	280,943	683,852	23,958	1,580,844	1,604,802	426,867	1,861,787	2,288,654

4.b.    Breakdown of accounts receivable and liabilities by adjustment clause.

  As of March 31, 2013 there are not receivable and liabilities subject to adjustment clause.

53

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

4.c.         Breakdown of accounts receivable and liabilities by interest clause

		Current				Non-current
		Accruing interest		Non		Accruing interest		Non		Accruing interest		Non
Concepts		Fixed rate	Floating rate	Accruing interest	Total	Fixed rate	Floating rate	Accruing interest	Total	Fixed rate	Floating rate	Accruing interest	Total
Accounts receivables	Trade and other receivables, net	1,616	-	62,000	63,616	41,900	6	106,427	148,333	43,516	6	168,427	211,949
	Total	1,616	-	62,000	63,616	41,900	6	106,427	148,333	43,516	6	168,427	211,949
Liabilities	Trade and other payables	-	-	132,768	132,768	-	-	9,281	9,281	-	-	142,049	142,049
	Borrowings	234,613	180,192	127,014	541,819	1,531,416	59,640	(2,600))	1,588,456	1,766,029	239,832	124,414	2,130,275
	Salaries and social security liabilities	-	-	3,520	3,520	-	-	-	-	-	-	3,520	3,520
	Provisions	-	-	5,745	5,745	-	-	7,065	7,065	-	-	12,810	12,810
	Total	234,613	180,192	269,047	683,852	1,531,416	59,640	13,746	1,604,802	1,766,029	239,832	282,793	2,288,654

54

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

5.           Related parties.

a.	Interest in related parties:

Name of the entity	% of ownership interest held by the Company
Direct Controlling interest of IRSA:
Alafox S.A.	100.00%
APSA	95.68%
Codalis S.A.	100.00%
Doneldon S.A.	100.00%
E-Commerce Latina S.A.	100.00%
Efanur S.A.	100.00%
Hoteles Argentinos S.A.	80.00%
Inversora Bolívar S.A.	100.00%
Llao Llao Resorts S.A.	50.00%
Nuevas Fronteras S.A.	76.34%
Palermo Invest S.A.	100.00%
Ritelco S.A.	100.00%
Sedelor S.A.	100.00%
Solares de Santa María S.A.	100.00%
Tyrus S.A.	100.00%
Unicity S.A.	100.00%

b.	Related parties debit/credit balances. See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

6.	Loans to directors.

See Note 27 to the Unaudited Condensed Interim Separate Financial Statements.

7.	Inventories.

In view of the nature of the inventories, no physical inventories are performed and there are no slow turnover assets.

8.	Current values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

9.	Appraisal revaluation of property, plant and equipment.

None.

55

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

10.	Obsolete unused property, plant and equipment.

None.

11.	Equity interest in other companies in excess of that permitted by section 31 of law N° 19,550.

None.

12.	Recovery values.

See Notes 6, 7, 8 and 10 to the Unaudited Condensed Interim Separate Financial Statements.

13.	Insurances.

Insured Assets

Real Estate	Insured amounts (1)	Accounting values	Risk covered
EDIFICIO REPÚBLICA	96,361	208,105	All operational risk with additional coverage and minor risks
BOUCHARD 551	63,303	123,373	All operational risk with additional coverage and minor risks
MORENO 877	49,508	65,534	All operational risk with additional coverage and minor risks
BOUCHARD 710	39,587	63,247	All operational risk with additional coverage and minor risks
MAIPU 1300	25,787	34,735	All operational risk with additional coverage and minor risks
SUIPACHA 652	17,041	9,379	All operational risk with additional coverage and minor risks
AVDA. DE MAYO 595	5,148	3,524	All operational risk with additional coverage and minor risks
LIBERTADOR 498	3,423	3,702	All operational risk with additional coverage and minor risks
DIQUE IV	3,056	62,244	All operational risk with additional coverage and minor risks
RIVADAVIA 2768	369	146	All operational risk with additional coverage and minor risks
MADERO 1020	216	160	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1159	98	6,948	All operational risk with additional coverage and minor risks
CONSTITUCIÓN 1111	93	779	All operational risk with additional coverage and minor risks
SUBTOTAL	303,990	581,876
SINGLE POLICY	15,000	-	Third party liability

(1)	The insured amounts are in thousands of U.S. dollars.

In our opinion, the above-described insurance policies cover current risks adequately.

56

IRSA Inversiones y Representaciones Sociedad Anónima

Information required by Section 68 of the Buenos Aires Stock Exchange Regulations
Unaudited Statement of Financial Position as of March 31, 2013
Stated in thousands of pesos
Free translation from the original prepared in Spanish for publication in Argentina

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholder´s equity.

None.

15.	Contingent situations at the date of the financial statements which probabilities are not remote and the effects on the Company´s financial position have not been recognized.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

17.	Unpaid accumulated dividends on preferred shares.

None.

18.	Restrictions on distributions of profits.

See Note 27 of Exhibit I to the Unaudited Condensed Interim Consolidated Financial Statements.

Autonomous City of Buenos Aires, May 17, 2013.

57

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

1.	Brief comments on the Company’s activities during the period, including references to significant events occurred after the end of the period.

See attached.

2.	Comparative summarized consolidated shareholders’ equity structure

	03.31.13	06.30.12	07.01.11
Non-Current Assets	6,868,010	6,050,293	5,812,347
Current Assets	1,242,841	839,328	819,565
Total Assets	8,110,851	6,889,621	6,631,912
Non-Current Liabilities	3,258,906	2,644,108	2,372,540
Current Liabilities	1,527,731	1,205,744	1,176,759
Total Liabilities	4,786,637	3,849,852	3,549,299
Non-controlling interest	505,460	390,428	331,609
Shareholders’ Equity	2,818,754	2,649,341	2,751,004
Total	8,110,851	6,889,621	6,631,912

3.	Comparative summarized consolidated income structure

	03.31.13	03.31.12
Operating result	749,679	540,693
Share of profit of associates and joint ventures	15,112	15,922
Profit before financial results and income tax	764,791	556,615
Finance income	267,300	114,325
Finance cost	(571,737)	(384,173)
Financial loss, net	(304,437)	(269,848)
Profit Before Income Tax	460,354	286,767
Income tax	(81,093)	(91,296)
Profit for the period	379,261	195,471

Attributable to:
Equity holders of the parent	320,638	176,622
Non-controlling interest	58,623	18,849

58

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

4.       Statistical data as compared with the same period of previous year.

Summary of properties sold in units and in thousands of pesos.

	03.31.13	03.31.12
Apartments & Loft Buildings
Torres Jardín	-	-
Torres de Abasto (1)	-	-
Barrio chico	-	371
Caballito Nuevo	6,983	9,248
Edificios Cruceros	-	-
Torres Renoir	-	-
Torres Renoir II	-	-
Alto Palermo Park	-	-
San Martín de Tours	-	-
Terreno Caballito	-	-
Torres de Rosario	4,260	4,777
Libertador 1703 and 1755 (Horizons)	96,963	39,337
Others	811	-

Residential Communities
Abril / Baldovinos (2)	1,113	-
El Encuentro	7,008	8,434
Villa Celina I, II and III	-	-

Undeveloped plots of land
Pereiraola	-	-
Santa María del Plata	-	-
Terreno Rosario (1)	-	27,273
Caballito Mz 35 (1)	-	-
Neuquén (1)	-	-
Aguero 596 (1)	-	-
Canteras Natal	39	17
C.Gardel 3134 (1)	-	-
Thames	-	-
C.Gardel 3128 (1)	-	-
Terreno Beruti (1)	-	-
Club de Campo Valle Escondido (1)	-	-
Terreno Mendoza	-	-
Torres Jardín IV	-	-

Others
Dique III	-	-
Bouchard 551	-	-
Madero 1020	-	-
Della Paolera 265	-	-
Madero 942	-	-
Dock del Plata	-	-
Libertador 498	-	-
Edificios Costeros	-	-
Sarmiento 517	-	-
Libertador 602	-	-
Laminar	-	-
Museo Renault	-	-
Reconquista 823	-	-
Locales Crucero I	-	-
Others	-	-
	117,177	89,457

59

IRSA Inversiones y Representaciones Sociedad Anónima

Business Overview

In thousands of pesos
Free translation from the original prepared in Spanish for publications in Argentina

5.	Key ratios as compared.

	03.31.13		06.30.12
Liquidity
Current assets	1,242,841	=0.81	839,328	=0.70
Current liabilities	1,527,731		1,205,744

Debt
Total liabilities	4,786,637	=1.70	3,849,852	=1.45
Shareholders’ Equity	2,818,754		2,649,341

Solvency
Shareholders’ Equity	2,818,754	=0.59	2,649,341	=0.69
Total liabilities	4,786,637		3,849,852

Non-Current Assets to total Assets
Non-Current Assets	6,868,010	=0.85	6,050,293	=0.88
Total assets	8,110,851		6,889,621

6.	Brief comment on the outlook for the coming period.

See attached.

60

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report

To the Shareholders, President and Board of Directors of
IRSA Inversiones y Representaciones Sociedad Anónima
Legal address: Bolívar 108 - 1° floor
Autonomous City of Buenos Aires
C.U.I.T.: 30-52532274-9

1.
We have reviewed the accompanying unaudited condensed interim separate statement of financial position of IRSA Inversiones y Representaciones Sociedad Anónima as of March 31, 2013, and the related unaudited condensed interim separate statements of income, unaudited condensed interim separate statements of comprehensive income for the nine and three-month periods ended March 31, 2013 and the unaudited condensed interim separate statements of changes of shareholders’ equity and unaudited condensed interim separate statements of cash flows for the nine-month period ended March 31, 2013 and selected explanatory notes. The balances and other information corresponding to the fiscal year ended June 30, 2012 and the interim periods within that fiscal period are an integral part of these financial statements and, therefore, they should be considered in relation to these financial statements.

2.
The Board of Directors of the Company is responsible for the preparation and presentation of these unaudited condensed interim separate financial statements in accordance with professional accounting standards of Technical Pronouncement No. 26 of the Argentine Federation of Professional Councils in Economic Sciences (FACPCE) added by the National Securities Commission (CNV) to its regulations. Those standards differ from the International Financial Reporting Standards (IFRS) and, especially, from the International Accounting Standard No. 34 "Interim Financial Reporting" (IAS 34) approved by the International Accounting Standard Board (IASB) and used for the preparation of the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.1 to the unaudited condensed interim separate financial statements attached. Our responsibility is to express a conclusion based on the review that we have performed with the scope detailed in paragraph 3.

3.
We conducted our review in accordance with Technical Resolution No. 7 issued by the FACPCE for a review of interim financial statements. A review of interim financial statements consists principally of applying analytical procedures and making inquiries of personnel responsible for financial and accounting matters. It is substantially less in scope than an audit, the objective of which is to express an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

61

Free translation from the original prepared in Spanish for publication in Argentina

Limited Review Report (Continued)

4.
As mentioned in note 2.1 to the unaudited condensed interim separate financial statements, these unaudited condensed interim separate financial statements have been prepared in accordance to Technical Pronouncement No. 26 of the FACPCE, which differ from the IFRS, and especially, from the IAS 34 used in the preparation of the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima with its subsidiaries as to the aspects mentioned in note 2.3 to the unaudited condensed interim separate financial statements attached. The fiscal year ended June 30, 2013 will be the first year of application of IFRS. The adjustments and other effects of the transition to IFRS are presented in note 2.3 to these unaudited condensed interim separate financial statements. The amounts included in the reconciliations shown in note 2.3 are subject to change as a consequence of potential changes in IFRS which may occur until June 30, 2013, and should only be considered as final upon issuance of the annual financial statements for the fiscal year ended June 30, 2013.

5.
Nothing came to our attention as a result of our review that caused us to believe that these unaudited condensed interim separate financial statements have not been prepared in all material respects in accordance with Technical Pronouncement No. 26 of the FACPCE for separate financial statements of a parent company.

6.	In accordance with current regulations, we hereby inform that:

a)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima are recorded in the "Inventory and Balance Sheet Book" and carried in all formal respects in conformity with legal requirements, and comply, as regards those matters that are within our competence, with the provisions set forth in the Commercial Companies Law and the corresponding resolutions of the CNV;

b)
the unaudited condensed interim separate financial statements of IRSA Inversiones y Representaciones Sociedad Anónima arise from accounting records carried in all formal respects in accordance with applicable legal provisions;

c)
we have read the Additional Information to the notes to the unaudited condensed interim separate financial statements required by Article 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)
at March 31, 2013, the debt of IRSA Inversiones y Representaciones Sociedad Anónima owed in favor of the Argentine Integrated Pension System which arises from accounting records and submissions amounted to Ps. 283,208, which was not callable at that date.

Autonomous City of Buenos Aires, May 17, 2013.

PRICE WATERHOUSE & Co. S.R.L. (Partner) C.P.C.E.C.A.B.A. Tº 1 Fº 17 Carlos Martín Barbafina Public Accountant (UCA) C.P.C.E.C.A.B.A. T° 175 F° 65	ABELOVICH, POLANO & ASOCIADOS S.R.L. (Partner) C.P.C.E. C.A.B.A. T° 1 F° 30 Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E. C.A.B.A. T° 134 F° 85

62

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

I. Brief comment on the Company’s activities during the period, including references to significant events occurred after the end of the period.

Buenos Aires, May 17, 2013 - IRSA Inversiones y Representaciones Sociedad Anónima (NYSE: IRS) (BASE: IRSA), Argentina’s leading real estate company, announces today the results of its operations for the nine-month period ended March 31, 2013.

Consolidated Income
(In millions of ARS, excluding joint businesses)

	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	518.0	415.6	24.6%	1,604.1	1,328.5	20.7%
Operating Income / (Loss)	190.8	168.4	13.3%	749.7	540.7	38.7%
Depreciation and Amortization	55.7	42.9	29.6%	162.7	128.7	26.4%
EBITDA	246.5	211.3	16.6%	912.4	669.4	36.3%
Net Income for the period	133.4	116.1	14.9%	379.3	195.5	94.0%

„
Revenues grew by 24.6% in the third quarter of 2013 compared to the same quarter of 2012, and recorded a cumulative growth of 20.7% for the nine-month period, mainly explained by the performance of the Shopping Centers and Offices segments.

„
Operating income grew 13.3% during the third quarter of 2013 and 38.7% for the cumulative nine-month period, mainly reflecting the consolidation of our investment in the 183 Madison building in New York during the past quarter. Additionally, all cumulative translation adjustment from interest held in Rigby before the business combination has been recycled to the income statement. EBITDA as of March 31, 2013 reached ARS 912.4 million (36.3% higher than in the same period of 2012). Excluding the effect of the consolidation of 183 Madison (ARS 137 million for the nine months of fiscal year 2013), EBITDA grew 16.0% compared to the same period of 2012.

„	Net income increased by 94.0% for the first nine months of fiscal year 2013 compared to the same period of 2012, mainly due to the increase in operating income.

II. Shopping Centers (through our subsidiary Alto Palermo S.A.)

According to the Shopping Centers’ poll made by the INDEC1, as of March 31, 2013, cumulative tenants’ sales for the past twelve months recorded a 23.3% increase compared to the same period of the previous year and a 26.3% increase compared to the previous quarter.

Our tenants’ sales grew 24.8% in the nine-month period of fiscal year 2013 compared to the same period of the previous fiscal year, and 28.9% if we compare the third quarter of 2013 to the same quarter of 2012. This performance was driven by the growth in sales from the shopping centers in Greater Buenos Aires and the interior of Argentina. Portfolio occupancy remained stable, at 98.7%.

In this way, Revenues and EBITDA from this segment recorded increases of 25.7% and 23.3%, respectively, during the third quarter of 2013 and of 22.0% and 18.8% in the cumulative nine-month period. The EBITDA/revenue margin, excluding revenues from common expense and commercial advertising funds, reached 79.3% in the nine-month period ended March 31, 2013.

1

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

Financial indicators of the Shopping Centers segment
(In millions of ARS)

	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	374.6	298.1	25.7%	1,183.6	969.8	22.0%
Operating Income	160.7	127.9	25.6%	514.1	426.8	20.5%
Depreciation and Amortization	38.4	33.5	14.6%	114.7	102.4	12.0%
EBITDA	199.1	161.4	23.3%	628.8	529.2	18.8%

Operating indicators of the Shopping Centers segment

	IIIQ 13	IIQ 13	IQ 13	IVQ 12	IIIQ 12
Gross Leaseable Area (sqm)[2]	308,793	309,021	309,021	309,021	307,685
Tenants’ Sales (12 month cumulative, ARS million)	11,751	13,967	10,471	9,966	9,393
Tenants’ Sales in the same Shopping Centers [1] (12 month cumulative, ARS million)	11,553	13,397	10,037	9,577	9,056
Occupancy [2]	98.7%	98.8%	98.4%	98.4%	97.8%

[1]	Excludes “Ribera Shopping" shopping center.
[2]	Percentage over gross leaseable area as of period end.

Operating data of our Shopping Centers

Shopping Center	Date of Acquisition	Gross Leaseable Area (sqm)[1]	Stores	APSA’s Interest	Occupancy [2]	Book Value (ARS thousand) [3]
Alto Palermo	Nov-97	18,690	146	100.0%	98.5%	241,207
Abasto Shopping[4]	Jul-94	37,708	175	100.0%	100.0%	298,295
Alto Avellaneda	Nov-97	36,943	140	100.0%	100.0%	145,521
Paseo Alcorta	Jun-97	14,141	109	100.0%	100.0%	126,390
Patio Bullrich	Oct-98	11,683	82	100.0%	100.0%	125,919
Alto Noa Shopping	Mar-95	19,141	91	100.0%	100.0%	35,705
Buenos Aires Design	Nov-97	13,746	61	53.7%	97.7%	17,360
Alto Rosario Shopping[5]	Nov-04	27,691	146	100.0%	97.1%	129,364
Mendoza Plaza Shopping	Dec-94	42,238	147	100.0%	95.3%	116,794
Córdoba Shopping	Dec-06	15,106	105	100.0%	99.7%	73,273
Dot Baires Shopping	May-09	49,719	153	80.0%	99.9%	469,884
Soleil	Jul-10	13,609	75	100.0%	97.3%	83,395
La Ribera Shopping	Aug-11	8,378	50	50.0%	99.4%	18,405
Total Shopping Centers		308,793	1,480		98.7%	1,881,512

[1]	Corresponds to gross leasable area in each property. Excludes common areas and parking spaces.
[2]	Calculated dividing occupied square meters by leaseable area on the last day of the period.
[3]	Cost of acquisition plus improvements, less cumulative depreciation, plus adjustment for inflation, less allowance for impairment in value, plus recovery of allowances, if applicable.
[4]	Excludes Museo de los Niños (3,732 sqm).
[5]	Excludes Museo de los Niños (1,261 sqm).

2

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

Cumulative tenants’ sales as of March 31
(By Shopping Center, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Shopping Center	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Alto Palermo	339.0	257.8	31.5%	1,152.5	945.3	21.9%
Abasto Shopping	403.7	311.9	29.5%	1,393.5	1,113.0	25.2%
Alto Avellaneda	401.9	313.1	28.4%	1,354.9	1,054.4	28.5%
Paseo Alcorta	166.1	129.8	27.9%	586.1	481.7	21.7%
Patio Bullrich	110.0	98.6	11.6%	393.0	366.2	7.3%
Alto Noa Shopping	144.7	115.9	24.9%	451.1	364.9	23.6%
Buenos Aires Design	55.7	49.8	11.8%	175.6	168.5	4.2%
Alto Rosario Shopping	225.4	169.6	32.9%	761.1	586.2	29.8%
Mendoza Plaza Shopping	278.4	210.1	32.5%	865.8	667.7	29.7%
Córdoba Shopping	93.5	70.6	32.6%	314.7	244.9	28.5%
Dot Baires Shopping	340.0	266.8	27.4%	1,138.0	921.0	23.6%
Soleil	76.4	52.7	45.0%	234.9	186.0	26.3%
La Ribera Shopping [1]	50.3	36.9	36.3%	151.4	88.0	72.2%
Total	2,685.1	2,083.6	28.9%	8,972.6	7,187.6	24.8%

[1] APSA took possession of this Shopping Center on August 15, 2011.

Cumulative tenants’ sales as of March 31
(By Type of Business, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Type of Business	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Anchor Store	184.3	148.3	24.3%	623.1	518.0	20.3%
Clothes and Footwear	1,214.9	938.8	29.4%	4,359.3	3,493.2	24.8%
Entertainment	109.9	86.4	27.1%	328.9	249.6	31.8%
Home	539.5	400.2	34.8%	1,680.9	1,309.3	28.4%
Restaurant	288.8	230.9	25.1%	847.5	687.9	23.2%
Miscellaneous	325.5	264.7	23.0%	1,077.0	890.0	21.0%
Services	22.2	14.3	55.5%	55.9	39.6	41.3%
Total	2,685.1	2,083.6	28.9%	8,972.6	7,187.6	24.8%

Cumulative revenues from leases as of March 31
(Detailed revenues, for the quarter and for the first nine months of each fiscal year, in millions of ARS)

Detailed Revenues	IIIQ13	IIIQ12	YoY var	9M 13	9M 12	YoY var
Base Rent	150.2	121.5	23.6%	437.5	357.2	22.5%
Percentage Rent	42.0	31.7	32.4%	186.7	154.0	21.2%
Total Rent	192.2	153.3	25.4%	624.2	511.2	22.1%
Admission rights	26.9	22.2	21.1%	78.3	63.9	22.6%
Fees	15.1	6.0	152.7%	28.1	23.0	22.1%
Parking	14.2	10.6	34.4%	45.0	32.0	40.7%
Management fees	4.4	4.2	4.6%	13.0	10.3	26.2%
Other	0.1	1.3	(89.5)%	1.8	1.6	12.5%
Total Revenues before Common Expenses and Common Promotional Fund	253.0	197.6	28.0%	790.4	642.0	23.1%
Common Expenses and Common Promotional Fund	121.6	100.6	21.0%	393.2	327.8	20.0%
Total Revenues	374.6	298.1	25.7%	1,183.6	969.8	22.0%

3

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

III. Offices

During the first quarter of calendar year 2013, the Premium office market of the City of Buenos Aires recorded a slight decrease in sales and rental prices measured in dollars and a vacancy rate of 6.1% in line with the same period of calendar year 2012.

Vacancy rates and rental and sales prices of A+ offices in the City of Buenos Aires

Source: LJ Ramos

	IIIQ 13	IIQ 13	IQ13	IVQ12	IIIQ12
Premium portfolio occupancy	97.3%	96.4%	96.8%	96.5	97.0%
Rent USD/sqm	25.7	25.7	25.6	25.7	25.3

Our A+ buildings recorded an occupancy rate of 97.3%, higher than in the second quarter of this fiscal year, due to higher occupancy rates in Juana Manso 295 and República buildings, and above the market average. Meanwhile, rental prices in USD/sqm remained stable during the quarter under review and in line with average revenues in the Buenos Aires Premium market.

in ARS MM	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	72.7	65.2	11.4%	213.1	185.4	14.9%
Operating Income	31.1	29.5	5.7%	84.9	77.0	10.4%
Depreciation and Amortization	8.8	6.5	36.8%	27.1	18.1	50.3%
EBITDA	39.9	36.0	11.3%	112.1	95.1	18.0%

„
Revenues from the Offices segment increased by 11.4% in the quarter under review compared to the same period of the previous fiscal year and 14.9% compared to the first nine months of the previous fiscal year.

„
EBITDA grew 18.0% in the first nine months of 2013 compared to 2012 and the EBITDA/Revenue margin for the period, excluding revenues from common maintenance expenses, stood at 66.8%, higher than the 65.3% recorded in the same period of 2012.

4

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

Below is information on our offices and other rental properties segment as of March 31, 2013.

Operating Data of the Offices segment
(In thousands of ARS, except as indicated)

	Date of Acquisition	Gross Leaseable Area sqm (1)	Occupancy (2)	Interest	Book Value(3)
Offices
Edificio República	Apr-08	19,884	95.2%	100%	208,105
Torre Bankboston	Aug-07	14,873	96.4%	100%	147,530
Bouchard 551	Mar-07	21,021	100.0%	100%	123,373
Intercontinental Plaza	Nov-97	22,535	100.0%	100%	49,845
Bouchard 710	Jun-05	15,014	100.0%	100%	63,247
Dique IV, Juana Manso 295	Dec-97	11,298	94.4%	100%	62,244
Maipú 1300	Sep-95	10,280	97.5%	100%	34,735
Libertador 498	Dec-95	620	100.0%	100%	3,702
Suipacha 652/64	Nov-91	11,453	89.9%	100%	9,379
Dot Building (7)	May-09	11,242	100.0%	96%	103,069
Other(4)	N/A	3,067	90.8%	-	861
Subtotal Offices		141,287	97.3%	-	806,090

Other Properties
Commercial Properties(5)	N/A	312	-	-	779
Santa María del Plata S.A.	Jul-97	60,100	100.0%	100%	12,495
Nobleza Piccardo (7)	May-11	13,814	100.0%	50%	88,665
Catalinas Norte Plot	Dec-09	-	-	-	109,159
Other Properties(6)	N/A	2,072	100.0%	-	7,728
Subtotal Other Properties		76,298	99.6%		218,826

TOTAL OFFICES AND OTHER		217,585	98.1%	-	1,024,916

Notes:
(1) Total leaseable area for each property as of March 31, 2013. Excludes common areas and parking.
(2) Calculated dividing occupied square meters by leaseable area as of March 31, 2013.
(3) Cost of acquisition, plus improvements, less accumulated depreciation, plus adjustment for inflation, less allowance for impairment.
(4) Includes the following properties: Av. de Mayo 595, Rivadavia 2774, Madero 1020 and Costeros Dique IV.
(5) Includes the following properties: Constitución 1111 and Casona de Abril.
(6) Includes Constitución 1159 and Canteras.
(7) Through Alto Palermo S.A.

5

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

IV.           Sales and Developments

During the first quarter of calendar year 2013, the construction business experienced a drop in its growth rate, evidenced by a reduction in the number of deeds of conveyance recorded, whereas sales prices of new apartments in the district of Recoleta remained stable, at USD/sqm 3,400.

Development of prices (USD/sqm) and number of deeds of conveyance

Source: Reporte Inmobiliario

Sales and Developments in ARS MM	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	31.5	23.7	32.4%	117.2	89.5	30.9%
Operating Income	1.8	13.0	(86.2)%	43.0	42.3	1.7%
Depreciation and Amortization	0.0	0.0	-	0.0	0.1	-
EBITDA	1.8	13.0	(86.2)%	43.0	42.4	1.7%

►
Sales totaled ARS 31.5 million during the third quarter of 2013 and ARS 117.2 million for the first nine months of fiscal year 2013, mainly explained by the recognition of revenues from the “Horizons” project recorded in the second quarter of the period, offset by lower revenues from the Terreno Rosario project, which was sold during the first half of 2012. Cumulative EBITDA for the first nine months of fiscal year 2013 was 1.7% higher than in the same period of 2012.

6

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

Sales and Developments Table
(In thousands of ARS, except as indicated)

DEVELOPMENT	9M 13	9M 12	YoY var
Residential Apartments
Caballito Nuevo (10)	6,983	9,248	(24.5)%
Torres de Rosario (5)	4,260	4,777	(10.8)%
Libertador 1703 & 1755 (Horizons) (8)	96,963	39,337	146.5%
Other Residential Apartments(6)	811	371	118.6%
Subtotal Residential Apartments	109,017	53,733	102.9%
Residential Communities
Abril/Baldovinos (7)	1,113	-	-
El Encuentro (11)	7,008	8,434	(16.9)%
Subtotal Residential Communities	8,121	8,434	(3.7)%
Land Reserves
Terreno Rosario(5)	-	27,273	-
Canteras Natal Crespo	39	17	129.4%
Subtotal Land Reserves	39	27,290	(99.9)%
TOTAL	117,177	89,457	31.0%

DEVELOPMENT	Date of Acquisition	Area intended for sale (sqm) (1)	Total Units / Lots (2)	IRSA’s Effective Interest	Percentage Built	Percentage Sold (3)	Book Value (4)
Residential Apartments
Torres Renoir	Sep-99	5,383	28	100.00%	100.00%	100.00%
Caballito Nuevo	Nov-97	67	1	100.00%	100.00%	99.07%
Torres de Rosario(5)	Apr-99	2,661	17	95.67%	100.00%	60.00%	4,077
Libertador 1703 y 1755 (Horizons) (9)	Jan-07	44,648	467	50.00%	100.00%	100.00%	33,750
Other residential apartments (6)	N/A	138,520	1,438				84,395
Subtotal Residential Apartments		191,279	1,951				122,222

Residential Communities
Abril/Baldovinos (7)	Jan-95	5,137	4	100.00%	100.00%	99.50%	521
El Encuentro	Nov-97	13,690	9	100.00%	100.00%	85.00%	1,722
Villa Celina I, II & III	May-92	75,970	219	100.00%	100.00%	100.00%	0
Subtotal Residential Communities		94,797	232				2,243

Land Reserves
Puerto Retiro	May-97	82,051		50.00%	0.00%	0.00%	51,337
Santa María del Plata	Jul-97	715,951		100.00%	0.00%	10.00%	158,951
Pereiraola	Dec-96	1,299,630		100.00%	0.00%	100.00%
Terreno Rosario (5)	Apr-99	31,000		95.67%	0.00%	100.00%
Terreno Caballito	Nov-97	7,451		100.00%	0.00%	100.00%
Neuquén (5)	Jul-99	4,332	1	95.67%	0.00%	100.00%	45,226
Terreno Baicom	Dec-09	34,500	1	50.00%	0.00%	0.00%	4,459
Canteras Natal Crespo	Jul-05	4,320,000		50.00%	0.00%	0.00%	5,978
Terreno Beruti (5)	Jun-08	3,207		95.67%	0.00%	100.00%	9,264
Pilar	May-97	740,237		100.00%	0.00%	0.00%	1,550
Coto air space(5)	Sep-97	16,167	284	95.67%	0.00%	0.00%	8,946
Torres Jardín IV	Jul-96	3,176		100.00%	0.00%	100.00%
Terreno Caballito (5)	Oct-98	23,389		95.67%	0.00%	0.00%	31,868
Patio Olmos (5)	Sep-07	5,147	0	95.67%	100.00%	0.00%
Other land reserves (8)	N/A	13,680,711	1				141,683
Subtotal Land Reserves		20,966,949	287				459,262

TOTAL		21,253,025	2,470				583,727

7

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

Notes:
(1) Total property area intended for sale upon completion of the development or acquisition and before sale of any of the units (including parking and storage spaces, but excluding common areas). In the case of Land Reserves, the land area was considered.

(2) Represents the total units or plots upon completion of the development or acquisition (excludes parking and storage spaces).
(3) The percentage sold is calculated dividing the square meters sold by the total saleable square meters.
(4) Corresponds to the company’s total consolidated sales.
(5) Through Alto Palermo S.A. As of March 31, 2013, 4 apartments, 4 parking spaces, and one storage space remained available for sale in parcel 2-G and 13 apartments, 25 parking spaces and 2 storage spaces remained available for sale in parcel 2-H.

(6) Includes the following properties: Torres de Abasto through APSA (fully sold), units to be received in Beruti through APSA, Torres Jardín,  Edificios Cruceros (fully sold), San Martin de Tours, Rivadavia 2768, Alto Palermo Park (fully sold), Minetti D (fully sold), Dorrego 1916 (fully sold), Padilla 902 (fully sold), Caballito swap receivable and Pereiraola plots through IRSA.

(7) Includes sales of shares in Abril. As of March 31, 2013, 4 lots with a surface area of 5,137 sqm were pending sale.
(8) Includes the following land reserves: Terreno Pontevedra, Isla Sirgadero, Terreno San Luis, Mariano Acosta, Merlo and Intercontinental Plaza II through IRSA, Zetol and Vista al Muelle through Liveck and C.Gardel 3134 (fully sold), C.Gardel 3128 (fully sold), Aguero 596 (fully sold), República Arabe Siria (fully sold), Terreno Mendoza (fully sold), Zelaya 3102, Conil, Soleil air space and Others APSA (through APSA).-

(9) Owned by CYRSA S.A.
(10) As of March 31, 2013, one apartment and 13 parking spaces were pending sale.
(11) As of March 31, 2013, 9 plots with a surface area of 11,569 sqm were pending sale.

1 Survey of Shopping Centers. March 2013. INDEC www.indec.gov.ar

8

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

V.	Hotels

According to surveys made by the tourism development secretariat, Argentina received 500 thousand foreign tourists during the first two months of 2013, a lower number than in 2012, mainly explained by a smaller inflow of Chilean and Brazilian visitors. According to the INDEC, hotel occupancy in the City of Buenos Aires reached 45.34% during the quarter, and the city of Bariloche, where our “Llao Llao” premium resort is located, recorded a similar occupancy rate (43.75%).

The smaller inflow of international tourists was reflected in the operating results of our hotels, which were adversely affected by higher operating costs, although their occupancy levels were higher than the market average.

Hotels (in ARS MM)	IIIQ 13	IIIQ 12	YoY var	9M 13	9M 12	YoY var
Revenues	57.9	45.0	28.7%	174.7	130.0	34.4%
Operating Income	(1.8)	2.0	-	(8.7)	0.8	-
Depreciation and Amortization	4.4	3.4	31.5%	14.3	9.9	45.2%
EBITDA	2.6	5.4	(50.8)%	5.6	10.7	(47.4)%

	IIIQ 13	IIQ 13	IQ 13	IVQ 12	IIIQ 12
Average Occupancy	67.2%	69.4%	62.4%	53.4%	62.4%
Average Rate per Room (ARS/night)	892	882	862	688	703

►	During the third quarter of 2013 the hotel segment recorded an increase in revenues of 28.7%. However, EBITDA decreased due to higher operating costs.

The following is information on our hotels as of March 31, 2013:

	Date of Acquisition	IRSA’s Interest	Number of Rooms	Average Occupancy (1)	Average Rate per Room (ARS)(2)	Book Value (in thousands of ARS)
Intercontinental (3)	Nov-97	76.3%	309	68.0%	724	48,703
Sheraton Libertador(4)	Mar-98	80.0%	200	74.0%	672	34,211
Llao Llao(5)	Jun-97	50.0%	201	59.1%	1,463	66,189
Terrenos Bariloche(5)	Dec-06	50.0%	-			21,900
Total		76.3%	710	67.2%	892	171,002

Notes:
1) Cumulative average for the 9-month period.
2) Cumulative average for the 9-month period.
3) Through Nuevas Fronteras S.A. (IRSA’s subsidiary).
4) Through Hoteles Argentinos S.A. (IRSA’s subsidiary).
5) Through Llao Llao Resorts S.A. (IRSA’s subsidiary).

9

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

VI.	International

Interest in Metropolitan 885 Third Ave. LLC (“Metropolitan”) through New Lipstick LLC (“New Lipstick”)

IRSA indirectly holds a 49.3% interest in New Lipstick LLC, a holding company that is owner of Metropolitan, a company whose main asset is the so-called “Lipstick” office building, and the debt associated to this asset, which amounts to approximately USD 115.0 million, following a restructuring previously reported by IRSA.

The Lipstick Building is a landmark building in the City of New York, located in Midtown Manhattan. As of March 31, 2013, its occupancy rate had increased by 5.8%, mainly explained by the lease of the 18th floor that was vacant. This lease represents 1792 sqm, for a term of 10 years, at a monthly base rent of USD 62 per sqm for the first 5 years and 67 USD/sqm for the rest of the contract term.

Lipstick	Mar-13	Mar-12	YoY var
Gross Leaseable Area (sqm)	58,019	57,824	0.3%
Occupancy	89.0%	86.1%	5.8%
Rental price (USD/sqm)	62.6	62.1	0.8%

Investment in Building located at 183 Madison Ave, New York, NY

As of the end of this quarter, through our subsidiaries we held a 74.50% interest in the stock capital of the company that owns the building located at 183 Madison Ave., New York, NY. The property has 19 floors and a gross leaseable area of 23,489 sqm. As of March 31, 2013, 96.1% of the building was occupied, at an average rental price of approximately 41.4 USD/sqm.

Madison 183	Mar-13	Mar-12	YoY var
Gross Leaseable Area (sqm)	23,489	23,477	0.1%
Occupancy	96.1%	83.8%	14.7%
Rental price (USD/sqm)	41.4	35.3	17.3%

Interest in Hersha Hospitality Trust (“Hersha”)

Hersha is a Real Estate Investment Trust (REIT) listed on the New York Stock Exchange (NYSE: HT), and is the holder of an indirect controlling interest in 64 hotels, mainly distributed in the northeastern coast of the United States, totaling 9,307 rooms.

During the third quarter of 2013, 1,823,412 common shares of Hersha were sold for a total of approximately USD 9.7 million. Consequently, the Group’s interest in Hersha’s stock capital decreased from 8.12% to 7.19%. As a result of this transaction, holding results for ARS 3.5 million were recorded. The accumulated result for the nine-month period ended March 31, 2013 generated by the Group’s investment in Hersha reached ARS 85.4 millions.

Investment in Supertel Hospitality Inc.

As of March 31, 2013, we, together with other shareholders, held 34% of the voting power at the shareholders’ meetings of Supertel Hospitality Inc., a REIT listed in NASDAQ under the symbol “SPPR”. This REIT has a portfolio of 85 middle-class and long-stay hotels with 7,614 rooms in 22 states in the United States of America, which are managed by various operators and franchises such as Comfort Inn, Days Inn, Hampton Inn, Holiday Inn, Sleep Inn and Super 8, among others.

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IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

VII. Financial Transactions and Others

Interest in Banco Hipotecario S.A. (“BHSA”)

 BHSA is a leading bank in the mortgage lending segment, in which IRSA held a 29.77% interest as of March 31, 2013 (excluding portfolio shares). For further information please refer to http://www.cnv.gob.ar or http://www.hipotecario.com.ar. For the first nine months of fiscal year 2013, BHSA’s contribution to IRSA’s income amounted to ARS 60.3 million, 3.8% higher than the ARS 58.1 million generated in 2012.

VIII. Total Segment Information

	Shopping Centers		Offices		Sales and Developments		Hotels		International		Financial Transactions and Others		Total		Var
	9M 13	9M12	9M 13	9M12	9M 13	9M12	9M 13	9M12	9M 13	9M12	9M 13	9M12	9M 13	9M12
Operating income	514.1	426.8	84.9	77.0	43.0	42.3	(8.7)	0.8	130.7	(6.1)	(0.8)	4.9	763.2	545.6	39.9%
Depreciation and amortization	114.7	102.4	27.1	18.1	-	0.1	14.3	9.9	11.1	-	-	-	167.2	130.4	28.3%
EBITDA	628.8	529.2	112.1	95.1	43.0	42.4	5.6	10.7	141.8	(6.1)	(0.8)	4.9	930.4	675.0	37.6%

IX. Reconciliation with Income Statement as of March 31*

Below is an explanation of the reconciliation of the company’s income by segment with its consolidated income statement. The difference lies in the presence of joint businesses included in the segment but not in the income statement.

	Total Segment Information		Interest in Joint Businesses		Income Statement		YoY var
	9M 13	9M 12	9M 13	9M 12	9M 13	9M 12
Revenues	1,715.3	1,378.9	(111.2)	(50.3)	1,604.1	1,328.5	20.7%
Costs	(888.6)	(673.9)	87.4	36.7	(801.2)	(637.3)	25.7%
Gross Profit /(Loss	826.7	704.9	(23.9)	(13.6)	802.9	691.3	16.1%
Income / (loss) from sale of investment properties	64.0	42.7	-	-	64.0	42.7	49.8%
General and administrative expenses	(152.2)	(126.4)	1.0	1.3	(151.1)	(125.1)	20.9%
Selling expenses	(81.6)	(61.9)	8.4	5.7	(73.2)	(56.3)	30.2%
Other operating income, net	106.2	(13.8)	1.0	1.8	107.2	(12.0)	-
Operating Income / (Loss) before income / (loss) from interests in equity investees and joint businesses	763.2	545.6	(13.5)	(4.9)	749.7	540.7	38.7%
Income / (loss) from interests in equity investees and joint businesses	6.0	18.8	9.2	(2.9)	15.1	15.9	(5.1)%
Operating Income / (Loss) before financial income / (loss) and income tax	769.1	564.4	(4.3)	(7.8)	764.8	556.6	37.4%

*Does not include Puerto Retiro, Baicom, CYRSA, Canteras Natal Crespo, Nuevo Puerto Santa Fe and Quality (San Martín Plot).

„
The accumulated result of ARS 106.2 million recorded in “Other Operating Income, net” is mainly explained by the income generated by the consolidation of our investment in the building located at 183 Madison Avenue in the City of New York during the past quarter as a result of its equity value revaluation at fair value. Also noteworthy is the ARS 64.0 million result recorded in “Income / (loss) from sale of investment properties” reflecting the sales of “La Nación” and “El Rulero” buildings during the past quarter.

11

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

X. Financial Debt and Other Indebtedness

Consolidated Financial Debt as of March 31, 2013

Description	Currency	Amount (USD MM) (1)	Interest Rate	Maturity
Bank Overdraft	ARS	23.3	Floating	< 180 days
IRSA’s Tranche I Series I Notes	USD	150.0	8.50%	Feb-17
IRSA’s Tranche II Series II Notes(2)	USD	150.0	11.50%	Jul-20
IRSA’s Tranche III Series III Notes	ARS	19.9	BADLAR + 249 bps	Aug-13
IRSA’s Tranche III Series IV Notes	USD	33.8	7.45%	Feb-14
Other Loans	USD	5.0	Libor 1 month + 275 bps	Dec-13
Belmont Madison Building mortgage	USD	75.0	4.22%	Aug-17
IRSA’s Total Debt		457.0
Short Term Debt	ARS	55.1	15.01%	Dec-15
APSA’s Tranche I Series I Notes(2)	USD	120.0	7.875%	May-17
Other Debt	USD	19.6	5.00%	Jul-17
APSA’s Total Debt		194.7
Total Consolidated Debt		651.8
Consolidated Cash		78.0
Repurchase of Debt		13.9
Net Consolidated Debt		559.9

(1) Principal face value in USD at an exchange rate of 5.122 ARS = 1 USD, without considering accrued interest or elimination of balances with subsidiaries.
(2) As of June 30, 2012 APSA had repurchased USD 10.0 million in principal amount.
(3) As of June 30, 2012 APSA had repurchased USD 3.9 million in principal amount.

Significant Events occurred during the Quarter and Subsequent Events

•
On January 14, 2013, IRSA accepted APSA’s repurchase offer for all its Convertible Series I Notes due in July 2014, currently amounting to USD 31,738,262 in principal amount, for a total price of USD 35.4 million or USD 1.1148554 per Convertible Note.

•
On March 22, 2013 the Board of Directors of our subsidiary APSA resolved to call a General Ordinary Shareholders’ Meeting to be held on May 3, 2013, to consider the distribution of an interim cash dividend for the fiscal year started on July 1, 2012, based on the audited quarterly balance sheet as of December 31, 2012, for up to ARS 166,500,000.

•
On May 3, 2013, the General Ordinary Shareholders’ Meeting of our subsidiary APSA was held, which approved the payment of an interim cash dividend for the current fiscal year for up to ARS 166,500,000 (equivalent to ARS/share 0.1321 and ARS/ADR 5.2851).

12

IRSA Inversiones y Representaciones Sociedad Anónima

Summary as of March 31, 2013

XI. Brief comment on prospects for the next period

Our shopping centers, managed through our subsidiary APSA, have continued to exhibit sound invoicing figures and occupancy rates close to 100%. During the fourth quarter of this fiscal year we expect to maintain the sales, visitors’ traffic and occupancy levels recorded in the first nine months, so as to continue consolidating our position as the leading shopping center company in Argentina.

We will make progress in the final stage of development of our fourteenth shopping center “Arcos del Gourmet” located in the neighborhood of Palermo, in the City of Buenos Aires. This development combines a “Fashion & Outlet” concept, offering a variety of premium brands in an open-air environment, with approximately 14,000 sqm of gross leaseable area and 65 stores. Over the last months the project has been eagerly accepted among tenants, and to date 63% of the lease agreements have been executed and more than 80%, negotiated. We expect that this new proposal, planned to be opened in the spring of 2013, will be just as successful as our former developments.

On the other hand, we continue working on the development of a new shopping center in the City of Neuquén, which has recorded significant economic growth in the past decades. Through this project we hope to achieve the same level of acceptance by the public as we had in the other five locations in the interior of Argentina where we landed.

In addition, we will continue making efforts to improve our shopping centers’ service offerings, so as to maintain our successful occupancy rates and visitors’ traffic.

Regarding the Offices business, we expect to continue our sales of non-strategic portfolio assets for attractive prices as we have actively done during the past months. Moreover, we will strive to achieve maximum occupancy in our buildings and the best possible lease agreements, trying to attract new firms wishing to relocate in the spaces we offer. Moreover, we are deciding on the most suitable timing for launching our “Catalinas Norte” project, which is strategically located and will add approximately 35,000 sqm of gross leaseable area to our portfolio.

As concerns the hotel business, the lower inflow of international visitors, mainly from Brazil and Chile, and the higher operating costs in our Llao Llao hotel, affected by the eruption of the Chilean volcano in 2012, adversely impacted on our hotels’ results. Betting on the growth of local tourism, we expect to recover occupancy levels in our Sheraton and Intercontinental hotels in the next fiscal year.

Regarding the Sales and Developments segment, we expect to continue selling non-strategic assets and small land reserves and to make progress in the sale of last units received following barter agreements in the residential projects Caballito Nuevo, Condominios del Alto (Rosario) and Barrio el Encuentro.

As concerns our investments outside Argentina, operating indicators in our New York buildings have improved in the first nine months of fiscal year 2013, thanks to our management’s experience in managing real estate assets. We will continue to work towards increasing occupancy and income levels in our Lipstick and Madison buildings. Moreover, we sold a portion of our interest the hotel REIT Hersha Hospitality Trust at a profit, and we maintained our investment in the REIT Supertel Hospitality Inc. In the future, we expect to obtain high returns from these highly opportune investments at the shares’ present values.

Given the quality of the real estate assets in our portfolio, the Company’s financial position and low indebtedness level, its experience in taking advantage of market opportunities and its credentials in the capital markets, we are confident that that we will remain on the growth track, consolidating the best real estate portfolio of Argentina and taking advantage of opportunities that may arise abroad.

13

SIGNATURES

Pursuant to the requirements of the Security Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Buenos Aires, Argentina.

IRSA Inversiones y Representaciones S.A.

June 3, 2013	By:	/s/ Saúl Zang
Saúl Zang
Responsible for the Relationship with the Markets